As Filed With the Securities and Exchange Commission on January 30, 1995
                                                    Registration No. ___________
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ----------------------
                         Mercantile Bancorporation Inc.
             (Exact name of registrant as specified in its charter)

           Missouri                  6712                        43-0951744
(State or other jurisdiction of  (Primary Standard            (I.R.S. Employer
incorporation or organization)   Industrial Classification   Identification No.)
                                  Code Number)
                                  P.O Box 524
                         St. Louis, Missouri 63166-0524
                                 (314) 425-2525
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ----------------------
                               RALPH W. BABB, JR.
                                 Vice Chairman
                         Mercantile Bancorporation Inc.
                                  P.O. Box 524
                         St. Louis, Missouri 63166-0524
                                 (314) 425-2525
(Name, address, including zip code and telephone number, including area code, of agent for service)
                             ----------------------
                                  Copy to
                            EDWARD D. HERLIHY, ESQ.
                         Wachtell, Lipton, Rosen & Katz
                              51 West 52nd Street
                         New York, New York 10019-6150
                                 (212) 403-1000
    JON W. BILSTROM, ESQ.                            JOHN S. SELIG, ESQ.
General Counsel and Secretary                      Mitchell, Williams, Selig,
Mercantile Bancorporation Inc.                         Gates & Woodyard,
       P.O. Box 524                              a Professional Limited Company
St. Louis, Missouri 63166-0524                 320 W. Capitol Avenue, Suite 1000
      (314) 425-2525                           Little Rock, Arkansas 72201-3525

                             ----------------------
        Approximate date of commencement of proposed sale to the public:
 As soon as practicable after the effective date of the Registration Statement.

      If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with
              General Instruction G, check the following box. [ ]
                             ----------------------




                                   CALCULATION OF REGISTRATION FEE
 ==========================================================================================================
      Title of Each                             Proposed Maximum       Proposed Maximum        Amount of
   Class of Securities       Amount to be        Offering Price            Aggregate         Registration
    to be Registered          Registered          Per Share(2)         Offering Price(2)         Fee
 -----------------------------------------------------------------------------------------------------------
  Common Stock, $5.00          4,750,000             $16.27              $77,286,124.93       $26,650.39
    par value(1)                 shares
============================================================================================================


   (1)      Includes one attached Preferred Share Purchase Right per share.

   (2) Estimated solely for the purpose of calculating the registration fee and computed pursuant to Rule 457(f)(2) under the Securities Act of 1933, as amended, based on the book value of 2,131.737 shares of TCB Common Stock, on September 30, 1994.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

================================================================================

                     MERCANTILE BANCORPORATION INC.
                         Cross Reference Sheet
                Pursuant to Regulation S-K, Item 501(b)


Form S-4 Item                                                            Information Statement-Prospectus Heading
- -------------                                                            ----------------------------------------
Information About the Transaction

 1. Forepart of Registration Statement and Outside Front Cover Page      Facing Page; Cross Reference Sheet; Outside Front Cover
    of Prospectus                                                        Page of Information Statement/Prospectus

 2. Inside Front and Outside Back Cover Pages of Prospectus              AVAILABLE INFORMATION;INCORPORATION OF CERTAIN INFORMATION
                                                                             BY REFERENCE; TABLE OF CONTENTS

 3. Risk Factors, Ratio of Earnings                                      SUMMARY INFORMATION; PRO FORMA FINANCIAL INFORMATION
    to Fixed Charges, and Other Information

 4. Terms of Transaction                                                 SUMMARY INFORMATION; TERMS OF THE PROPOSED MERGER; CERTAIN
                                                                              FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER;
                                                                              DISSENTERS' RIGHTS OF STOCKHOLDERS OF TCB; INFORMATION
                                                                              REGARDING MBI STOCK

 5. Pro Forma Financial                                                  SUMMARY INFORMATION; PRO FORMA FINANCIAL INFORMATION
    Information

 6. Material Contacts with the Company Being Acquired                    SUMMARY INFORMATION; TERMS OF THE PROPOSED MERGER

 7. Additional Information Required for Reoffering by Persons and        Not Applicable
    Parties Deemed to be Underwriters

 8. Interests of Named Experts and Counsel                               LEGAL MATTERS

 9. Disclosure of Commission Position on Indemnification for             Not Applicable
    Securities Act Liabilities

Information About the Registrant

10. Information with Respect to S-3 Registrants                          INCORPORATION OF CERTAIN INFORMATION BY REFERENCE; SUMMARY
                                                                         INFORMATION


                                  -3-




11.  Incorporation of Certain Information by Reference                    INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

12.  Information with Respect to S-2                                      Not Applicable
     or S-3 Registrants

13.  Incorporation of Certain Information                                 Not Applicable

14.  Information with Respect to Registrants other than S-2 or S-3        Not Applicable
     Registrants

Information About the Company Being Acquired

15.  Information with Respect to S-3 Companies                            Not Applicable

16.  Information with Respect to S-2                                      Not Applicable
     or S-3 Companies

17.  Information with Respect to Companies other than S-2 or S-3          SUMMARY INFORMATION; INFORMATION CONCERNING TCB
     Companies

Voting and Management Information

18.  Information if Proxies, Consents, or authorizations are to be        Not Applicable
     Solicited

19.  Information if Proxies, Consents, or Authorizations are not to       Outside Front Cover Page of Information Statement/
     be Solicited or in an Exchange Offer                                 Prospectus; INCORPORATION OF CERTAIN INFORMATION BY
                                                                          REFERENCE; SUMMARY INFORMATION; DISSENTERS' RIGHTS OF
                                                                          STOCKHOLDERS OF TCB; INFORMATION CONCERNING TCB

                             SUBJECT TO COMPLETION
                             DATED JANUARY 27, 1995

                         MERCANTILE BANCORPORATION INC.
                                   PROSPECTUS

                              -------------------

                               TCBANKSHARES, INC.
                             INFORMATION STATEMENT

                              -------------------

          This Prospectus of Mercantile Bancorporation Inc., a Missouri corporation ("MBI"), relates to 4,750,000 shares of common stock, par value $5.00 per share, and attached preferred share purchase rights (the "Rights"), of MBI (the Common Stock and Rights are collectively referred to herein as the "MBI Common Stock" and, together with the MBI Preferred Stock (as defined below), "MBI Capital Stock"), to be issued to the stockholders of TCBankshares, Inc., an Arkansas corporation ("TCB"), upon consummation of the proposed merger (the "Merger") of TCB with and into Mercantile Bancorporation Inc. of Arkansas, an Arkansas corporation ("Merger Sub") and wholly owned subsidiary of MBI. The Merger will be consummated pursuant to the terms of the Agreement and Plan of Reorganization, dated December 2, 1994 (the "Merger Agreement"), by and between MBI and TCB, upon the terms and subject to the conditions thereof. This Prospectus also serves as the Information Statement of TCB for use in connection with approval of the Merger Agreement by the stockholders of TCB ("Stockholder Approval").

          Upon consummation of the Merger, (i) each share of TCB common stock, par value $50.00 per share ("TCB Common Stock"), will be converted into the right to receive 2,228.2299 shares of MBI Common Stock, with cash in lieu of fractional shares, (ii) each issued and outstanding share of TCB preferred stock, series A, par value $10.00 per share ("TCB Series A Preferred Stock; and together with the TCB Series B Preferred Stock described below, the "TCB Preferred Stock"), will be converted into the right to receive one share of preferred stock, no par value, of MBI ("MBI Series B-1 Preferred Stock"), and
(iii) each issued and outstanding share of TCB preferred stock, series B, par value $10.00 per share ("TCB Series B Preferred Stock; and together with the TCB Common Stock and the TCB Series A Preferred Stock, the "TCB Capital Stock") will be converted into the right to receive one share of preferred stock, no par value, of MBI ("MBI Series B-2 Preferred Stock" and, together with the MBI Series B-1 Preferred Stock, "MBI Preferred Stock"). See "TERMS OF THE PROPOSED MERGER."

MBI Common Stock is traded on the New York Stock Exchange (the "NYSE") under the
symbol "MTL." On      ,    1995, the closing sales price for MBI Common Stock as
reported on the NYSE Composite Transactions Tape was $   .

This  Information  Statement/Prospectus  was first mailed to the stockholders of
TCB on or about      ,   1995.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
            SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") OR
             ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION
              OR ANY STATE COMMISSION PASSED UPON THE ACCURACY OR
               ADEQUACY OF THIS INFORMATION STATEMENT/PROSPECTUS.
                     ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.

         THE SHARES OF MBI COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS
             ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR
                 SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE
                     FEDERAL DEPOSIT INSURANCE CORPORATION,
                      THE BANK INSURANCE FUND, THE SAVINGS
                       ASSOCIATION INSURANCE FUND OR ANY
                           OTHER GOVERNMENTAL AGENCY.



The Date Of This Information Statement/Prospectus Is           , 1995.

                             AVAILABLE INFORMATION

          MBI is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, information statements and other information with the Commission. Such reports, information statements and other information filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Suite 1300, Seven World Trade Center, New York, New York 10048 and Room 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. The MBI Common Stock is listed on the NYSE, and such reports, information statements and other information concerning MBI are available for inspection and copying at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

          This Information Statement/Prospectus does not contain all of the information set forth in the Registration Statement on Form S-4 and exhibits thereto (the "Registration Statement") covering the securities offered hereby which has been filed by MBI with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). As permitted by the rules and regulations of the Commission, this Information Statement/Prospectus omits certain information contained or incorporated by reference in the Registration Statement. Statements contained in this Information Statement/Prospectus provide a fair summary of the contents of any contract or other document referenced herein but are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement. For such further information, reference is made to the Registration Statement.


               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

          This Information Statement/Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Documents relating to MBI, excluding exhibits unless specifically incorporated therein, are available, without charge, upon written or oral request to Jon W. Bilstrom, General Counsel and Secretary, Mercantile Bancorporation Inc., P.O. Box 524, St. Louis, Missouri 63166-0524, telephone (314) 425-2525. In order to ensure timely
delivery of the documents, any request should be made by      ,   1995.

          The following documents filed with the Commission by MBI under the Exchange Act are incorporated herein by reference:

     (a)  MBI's Report on Form 10-K for the year ended December 31, 1993.

     (b) MBI's Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1994.

     (c) MBI's Current Reports on Form 8-K dated February 11, 1994, June 17, 1994, October 3, 1994 and December 21, 1994.

     (d) The description of MBI's Common Stock set forth in Item 1 of MBI's Registration Statement on Form 8-A, dated March 5, 1993, and any amendment or report filed for the purpose of updating such description.

     (e) The description of the Rights set forth in Item 1 of MBI's Registration Statement on Form 8-A, dated March 5, 1993, and any amendment or report filed for the purpose of updating such description.

          All documents filed by MBI pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and until the date the Merger is consummated shall be deemed to be incorporated by reference herein and made a part hereof from the date any such document is filed. The information relating to MBI contained in this Information Statement/Prospectus does not purport to be complete and should be read together with the information in the documents incorporated by reference herein. Any statement contained herein or in a document incorporated herein by reference shall be deemed to be modified or superseded for purposes hereof to the extent that a subsequent statement contained herein or in any other subsequently filed document incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof.

          Any statements contained in this Information Statement/Prospectus involving matters of opinion, whether or not expressly so stated, are intended as such and not as representations of fact.

          NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS INFORMATION STATEMENT/PROSPECTUS AND, IF

GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY MBI OR TCB. THIS INFORMATION STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF MBI COMMON STOCK AND MBI PREFERRED STOCK TO WHICH IT RELATES OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS INFORMATION STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES PURSUANT HERETO SHALL IMPLY OR CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF MBI OR TCB OR ANY OF THEIR RESPECTIVE SUBSIDIARIES OR IN THE INFORMATION SET FORTH HEREIN SUBSEQUENT TO THE DATE HEREOF.

                               TABLE OF CONTENTS


                                                                            Page

AVAILABLE INFORMATION..............................................          4

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE..................          4

SUMMARY INFORMATION................................................          9
    Business of MBI................................................          9
    Business of Merger Sub.........................................         11
    Business of TCB................................................         11
    The Proposed Merger............................................         11
    Support Agreements.............................................         12
    Vote Required..................................................         13
    Reasons for the Merger.........................................         13
    Fractional Shares..............................................         13
    Waiver and Amendment...........................................         14
    Federal Income Tax Consequences in General.....................         14
    Regulatory Approval............................................         14
    Accounting Treatment...........................................         15
    Dissenters' Rights.............................................         15
    Market and Market Prices.......................................         15
    Comparative Unaudited Per Share Data...........................         16
    Summary Financial Data.........................................         19

TERMS OF THE PROPOSED MERGER.......................................         22
    General Description of the Merger..............................         22
    Support Agreements.............................................         23
    Background and Reasons for the Merger; TCB Board
        Recommendation.............................................         24
    Conditions of the Merger.......................................         25
    Termination of the Merger Agreement............................         27
    Effective Time.................................................         28
    Surrender of TCB Stock Certificates and Receipt
        of MBI Capital Stock.......................................         28
    Bank Minority Shares...........................................         30
    Fractional Shares..............................................         30
    Regulatory Approval............................................         30
    Business Pending the Merger....................................         32
    Waiver and Amendment...........................................         35
    Accounting Treatment...........................................         35
    Management and Operations After the Merger.....................         36
    Employee Benefits..............................................         36

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER..............         37

DISSENTERS' RIGHTS OF STOCKHOLDERS OF TCB..........................         39

PRO FORMA FINANCIAL INFORMATION....................................         39
    Comparative Unaudited Per Share Data...........................         39
    Pro Forma Combined Consolidated Financial
        Statements (Unaudited).....................................         42

INFORMATION CONCERNING TCB.........................................         57
    Business of TCB................................................         57
    Subsidiaries...................................................         57
    Management.....................................................         58
    Regulation.....................................................         59
    Management Discussion and Analysis of
        Financial Condition and Results............................         59
    Ownership of TCB Common Stock..................................         76

INFORMATION REGARDING MBI STOCK....................................         78
    Description of MBI Common Stock and Attached
        Preferred Share Purchase Rights............................         78
    Restrictions on Resale of MBI Capital Stock
        by Affiliates; Affiliate Agreements........................         81
    Comparison of the Rights of Stockholders of
        MBI and TCB................................................         82

SUPERVISION AND REGULATION.........................................         86
    General........................................................         86
    Certain Transactions with Affiliates...........................         86
    Payment of Dividends...........................................         87
    Capital Adequacy...............................................         87
    Support of Subsidiary Banks....................................         88
    Recent Legislation.............................................         89

RELATIONSHIP WITH INDEPENDENT ACCOUNTANTS..........................         93

LEGAL MATTERS......................................................         94

EXPERTS

STOCKHOLDER PROPOSALS..............................................         94

INDEX TO TCBANKSHARES, INC. CONSOLIDATED
    FINANCIAL STATEMENTS...........................................         96

                              SUMMARY INFORMATION

          The following is a summary of certain terms of the Merger and related information discussed elsewhere in this Information Statement/Prospectus, is not intended to be complete and is qualified in all respects by the more detailed information included in this Information Statement/ Prospectus and the documents incorporated herein by reference. As used in this Information Statement/Prospectus, the terms "MBI" and "TCB" refer to such corporations, respectively, and where the context requires, such corporations and their respective subsidiaries on a consolidated basis. All information concerning MBI included in this Information Statement/Prospectus has been furnished by MBI and all information concerning TCB included in this Information Statement/Prospectus has been furnished by TCB. Neither MBI nor TCB warrants the accuracy or completeness of information relating to the other.

Business of MBI

          MBI, a Missouri corporation, was organized in 1970 and is a registered bank holding company under the federal Bank Holding Company Act of 1956, as amended (the "BHCA"). As of December 31, 1994, MBI owned, directly or indirectly, all of the capital stock of Mercantile Bank of St. Louis National Association ("Mercantile Bank") and 39 other commercial banks which operated from 250 banking offices and 241 Fingertip Banking automated teller machines, including 26 off-premises machines, located throughout Missouri, southern Illinois, northern Iowa and eastern Kansas. MBI's services concentrate in three major lines of business -- consumer, corporate, and trust services. MBI also operates non-banking subsidiaries which provide related financial services, including investment management, brokerage services and asset-based lending. As of September 30, 1994, MBI reported, on a consolidated basis, total assets of $12.2 billion, total deposits of $8.9 billion, total loans of $7.9 billion and shareholders' equity of $1.0 billion. As of November 30, 1994, MBI had 43,290,784 shares of MBI Common Stock issued and outstanding and no shares of MBI Preferred Stock issued and outstanding.

          In the first quarter of 1994, MBI completed the acquisition of United Postal Bancorp, Inc. ("UPB"), a Missouri-based holding company for United Postal Savings Association, which as of December 31, 1993 reported total assets of $1.3 billion and total deposits of $1.0 billion. Also during the first quarter of 1994, MBI acquired Metro Bancorporation, which as of December 31, 1993 reported total assets of $370 million and total deposits of $333 million. The acquisition of these entities was accounted for under the pooling-of-interests method of accounting and, accordingly, MBI has restated its consolidated financial statements for all periods reported herein. MBI has filed supplemental financial statements as of and for the periods ended December 31, 1993, 1992 and 1991 in a Current Report on Form 8-K, dated June 17, 1994, which has been incorporated by reference into this Information Statement/Prospectus.

          In the first quarter of 1995, MBI completed the acquisition of Wedge Bank ("Wedge"), located in Alton, Illinois. Wedge is an Illinois state-chartered bank which, as of September 30, 1994, reported total assets of $205 million, total deposits of $153 million, total loans of $113 million and shareholders' equity of $19 million. Also during the first quarter of 1995, MBI completed the acquisition of UNSL Financial Corp. ("UNSL"), located in Lebanon, Missouri. UNSL, a Delaware corporation, was a savings and loan holding company under the Home Owners Loan Act ("HOLA") for United Savings Bank. As of September 30, 1994, UNSL reported total assets of $488 million, total deposits of $378 million, total loans of $444 million and shareholders' equity of $39 million.

          On September 21, 1994, MBI entered into an agreement to acquire Central Mortgage Bancshares, Inc., a Missouri corporation ("Central Mortgage"). Central Mortgage is a multi-bank holding company based in Kansas City, Missouri which owns all of the outstanding capital stock of four state banks with 17 offices in western Missouri, and a mortgage banking unit based in Springfield, Missouri. As of September 30, 1994, Central Mortgage reported total assets of $626 million, total deposits of $538 million, total loans of $386 million and shareholders' equity of $53 million.

          On December 23, 1994, MBI entered into an agreement to acquire Plains Spirit Financial Corporation ("Plains Spirit"), located in Davenport, Iowa. Plains Spirit, a Delaware corporation, is a savings and loan holding company under HOLA which owns First Federal Savings Bank of Iowa. As of September 30, 1994, Plains Spirit reported total assets of $428 million, total deposits of $254 million, total loans of $237 million and shareholders' equity of $53 million.

          MBI's principal executive offices are located at One Mercantile Center, St. Louis, Missouri 63101 and its telephone number is (314) 425-2525.

          For  additional  information,  see  "TERMS  OF THE  PROPOSED  MERGER,"
"SUPERVISION   AND   REGULATION,"   "PRO  FORMA   FINANCIAL   INFORMATION"   and
"INCORPORATION OF CERTAIN INFORMATION BY REFERENCE."

 Business of Merger Sub

          Merger Sub, an Arkansas corporation, was organized in 1995 as a wholly owned subsidiary of MBI. Merger Sub has no operations and owns no assets. Merger Sub will be the surviving corporation upon consummation of the Merger.

          The principal executive office of Merger Sub is located at One Mercantile Center, St. Louis, Missouri 63101 and its telephone number is (314) 425-2525.

Business of TCB

          TCB, an Arkansas corporation and registered bank holding company under the BHCA, was organized in 1985 by the Lyon family of Little Rock, Arkansas. As of September 30, 1994, TCB owned, directly or indirectly, 99% of its lead bank, The Twin City Bank, and over 97% of each of its five other bank subsidiaries. TCB's banking strategy is to provide an array of lending, deposit and other financial services to its target market of retail, commercial and municipal customers in Little Rock and other select markets in Arkansas.

          As of September 30, 1994, TCB had 2,131.737 shares of TCB Common Stock issued and outstanding, 5,306 shares of TCB Series A Preferred Stock issued and outstanding and 9,500 shares of TCB Series B Preferred Stock issued and outstanding. As of September 30, 1994, TCB reported, on a consolidated basis, total assets of $1.4 billion, total deposits of $1.1 billion, total loans of $659 million and stockholders' equity of $89 million.

          TCB's principal executive offices are located at One Riverfront Place, North Little Rock, Arkansas 72119 and its telephone number is (501) 688-1000.

          For additional information, see "TERMS OF THE PROPOSED MERGER," "SUPERVISION AND REGULATION," "PRO FORMA FINANCIAL INFORMATION," "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE" and "INFORMATION CONCERNING TCB."

The Proposed Merger

          Subject to the satisfaction of the terms and conditions set forth in the Merger Agreement described below, TCB will merge with and into Merger Sub. Upon consummation of the Merger, TCB's corporate existence will terminate, with Merger Sub continuing as the surviving corporation, and each share of TCB Common Stock will be converted into the right to receive 2,228.2299 (the "Exchange Ratio") shares of MBI Common Stock, plus cash in lieu of fractional shares, each share of TCB Series A Preferred Stock will be converted into the right to receive one share of MBI Series B-1 Preferred Stock, and each share of TCB Series B Preferred Stock will be converted into the right to receive one share of MBI Series B-2 Preferred Stock (collectively, the "Merger Consideration").

          Consummation of the Merger is subject to certain terms and conditions, including the approval of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding shares of TCB Common Stock and TCB Preferred Stock and receipt of all requisite regulatory approvals. See "TERMS OF THE PROPOSED MERGER -- Conditions of the Merger" and "-- Regulatory Approval."

          Unless the parties otherwise agree, the closing (the "Closing") of the Merger shall take place at 10:00 A.M., local time, on the date (the "Closing Date") on which the effective time of the Merger (the "Effective Time") occurs, which shall be such date as MBI shall notify TCB in writing but (i) not earlier than the approval by TCB stockholders of the Merger Agreement and the receipt of all requisite regulatory approvals (the "Approval Date"), and (ii) not later than the first business day of the first full calendar month commencing at least five business days after the Approval Date. See "TERMS OF THE PROPOSED MERGER -- Effective Time."

          The Merger Agreement may be terminated at any time prior to the Closing Date by the mutual consent of the parties or by either party upon the occurrence of certain events or if the Merger is not consummated by October 2, 1995. See "TERMS OF THE PROPOSED MERGER -- Termination of the Merger Agreement."

Support Agreements

          Concurrently with the execution of the Merger Agreement, MBI and each of Mr. Frank Lyon, Jr. and Mr. T.E. Renaud (each, a "Stockholder" and together, the "Stockholders") executed separate Support Agreements pursuant to which each Stockholder agreed that he will vote all shares of TCB Capital Stock owned to approve the Merger Agreement. Each Stockholder also thereby agreed, among other things, to not, and to not permit any company, trust or other entity controlled by such stockholder to, (i) sell, or otherwise transfer or dispose of, or agree to sell or otherwise transfer or dispose of, any shares of TCB Capital Stock owned by such Stockholder except as provided therein or (ii) initiate, solicit or encourage any discussions, inquiries or proposals with any third party in respect of the disposition of any significant portion of the assets of TCB or the TCB Capital Stock or the equity securities of any subsidiary of TCB or to provide any information to or assist or negotiate with any third party with respect to any such disposition. See "TERMS OF THE PROPOSED MERGER -- Support Agreements."

Vote Required

          Approval by the TCB stockholders of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of TCB Common Stock and TCB Preferred Stock (the "Stockholder Approval"). Certain directors and executive officers of TCB and their affiliates own beneficially 100% of the shares entitled to vote in respect of the Stockholder Approval. Each of those directors and officers has agreed pursuant to a support agreement entered into by each such director or officer (each, a "Support Agreement") to vote the shares of TCB Capital Stock owned by him for approval of the Merger Agreement. See "TERMS OF THE PROPOSED MERGER -- Support Agreements."

Reasons for the Merger

          The Board of Directors of TCB has carefully considered and unanimously approved the terms of the Merger Agreement as being in the best interest of TCB and its stockholders.

          The recommendation of TCB's Board of Directors is based upon a number of factors, including the Exchange Ratio and other terms of the Merger Agreement, the benefits expected to result from the combination of MBI and TCB, information concerning the financial condition, results of operations and prospects of MBI and TCB on a combined basis, the prices of and dividend policies in respect of MBI Common Stock and MBI Preferred Stock ("MBI Capital Stock") and TCB Capital Stock, and recent developments in the depository institutions industry.

          See "TERMS OF THE PROPOSED MERGER -- Background and Reasons for the Merger; TCB Board Recommendation."

Fractional Shares

          No fractional shares of MBI Common Stock will be issued to the former stockholders of TCB in connection with the Merger. Each former holder of TCB Common Stock who otherwise would have been entitled to receive a fraction of a share of MBI Common stock shall receive in lieu thereof cash, without interest, in an amount equal to the holder's fractional share interest multiplied by the closing stock price of MBI Common Stock on the last business day preceding the Effective Time. Cash received by TCB stockholders in lieu of fractional shares may give rise to taxable income. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER."

Waiver and Amendment

          Any term, condition or provision of the Merger Agreement may be waived in writing at any time by the party which is, or whose stockholders are, entitled to the benefits thereof. The Merger Agreement and the schedules thereto may be amended by the Boards of Directors of MBI and TCB, by an instrument in writing signed on behalf of each of MBI and TCB, at any time before or after approval of the Merger Agreement by the Stockholders of TCB; provided that after any such approval by the Stockholders no such modification may alter or change the amount or kind of consideration to be received by holders of TCB Common Stock in the Merger.

Federal Income Tax Consequences in General

          Wachtell, Lipton, Rosen & Katz, special counsel to MBI, and the Rose Law Firm, special counsel to TCB, have delivered their opinions to the effect that, assuming the Merger occurs in accordance with the Merger Agreement and conditioned on the accuracy of certain representations made by MBI and TCB, the Merger will constitute a "reorganization" for federal income tax purposes and that, accordingly, no gain or loss will be recognized by TCB stockholders who exchange their shares of TCB Common Stock solely for shares of MBI Common Stock, shares of TCB Series A Preferred Stock solely for shares of MBI Series B-1 Preferred Stock, and shares of TCB Series B Preferred Stock solely for shares of MBI Series B-2 Preferred Stock in the Merger. However, cash received in lieu of fractional shares may give rise to taxable income. Each TCB stockholder is urged to consult his or her own tax advisor to determine the specific tax consequences of the Merger to such stockholder. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER."

Regulatory Approval

          The Merger is subject to the prior approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the Bank Holding Company Act of 1956, as amended (the "BHCA"). In addition, the Merger is subject to the prior approval of the Arkansas Bank Commissioner (the "State Bank Regulator") and any other necessary regulatory authority. Applications for such approvals have been or will be filed. There can be no assurance that the necessary regulatory approvals will be received or as to the timing of such approvals. See "TERMS OF THE PROPOSED MERGER -- Regulatory Approval."

Accounting Treatment

          It is intended that the Merger will be accounted for under the pooling-of-interests method of accounting. See "TERMS OF THE PROPOSED MERGER -- Accounting Treatment."

Dissenters' Rights

          Under Arkansas law, a holder of TCB Capital Stock may dissent from the Merger and receive payment of the "fair value" of such share if the Merger is consummated by following certain procedures set forth in Section 4-27-1320 of the Arkansas Business Corporation Act of 1987 (the "Arkansas Act"). However, as set forth in "THE PROPOSED MERGER -- Other Agreements," each of the Stockholders of TCB Capital Stock executed a Support Agreement pursuant to which such Stockholder has agreed to vote all shares owned by such Stockholder for approval of the Merger Agreement. See "DISSENTERS' RIGHTS OF STOCKHOLDERS OF TCB."

Market and Market Prices

          MBI Common Stock is currently traded on the NYSE under the symbol "MTL." Prior to March 25, 1993 MBI's Common Stock was quoted on NASDAQ/NMS, under the symbol "MTRC." On December 2, 1994, the last trading date preceding public announcement of the Merger, the last sales price reported for MBI Common
Stock was $30.25. The last sales price reported for MBI Common Stock on      ,
1995, was $   .   .

          No shares of MBI Preferred Stock are issued and outstanding.

          There is no active market for shares of TCB Capital Stock, none of which is listed on a national securities exchange or quoted on NASDAQ/NMS or any other national securities quotation system. There are no published bid and asked quotations on any shares of TCB Capital Stock. There have been no market trades in TCB Capital Stock, during the three-year period ended December 31, 1994.

          Stockholders are advised to obtain current market quotations for MBI Common Stock. There can be no assurance as to the market price of MBI Common Stock or TCB Common Stock before, at, or, in the case of MBI Common Stock, after, the Effective Time. The following table sets forth for the periods indicated the high and low sales price and cash dividend declared with respect to MBI Common Stock and the cash dividend declared with respect to TCB Common Stock.

                                 MBI (1)                                 TCB (2)
                      ----------------------------                      --------

                         Sales Price        Cash                          Cash
                         -----------      Dividend                      Dividend
                       High       Low     Declared                      Declared
                      ------    ------    --------                      --------
1992                                                 1992
- ----                                                 ----
First Quarter      $  27.375 $  23.125 $   .2325     First Semi-Annual   $ 60.00
Second Quarter        29.500    25.625     .2325
Third Quarter         29.375    25.375     .2325     Second Semi-Annual  $ 60.00
Fourth Quarter        32.125    25.875     .2325

1993                                                 1993
- ----                                                 ----
First Quarter      $  35.625 $  30.625 $   .2475     First Semi-Annual   $ 60.00
Second Quarter        37.625    29.375     .2475
Third Quarter         34.375    31.625     .2475     Second Semi-Annual  $ 60.00
Fourth Quarter        34.625    29.125     .2475

1994                                                 1994
- ----                                                 ----
First Quarter      $  34.125 $  29.875 $   .28       First Semi-Annual   $ 60.00
Second Quarter        38.125    31.125     .28
Third Quarter         39.250    34.875     .28       Second Semi-Annual  $ 60.00
Fourth Quarter        36.875    29.500     .28


- ------------
(1) For a recent sales price of MBI Common Stock, see the cover of this Information Statement/Prospectus.

(2) There have been no market trades of TCB Common Stock during the three-year period ended December 31, 1994.

Comparative Unaudited Per Share Data

          The following table sets forth for the periods indicated selected historical common stock per share data of MBI and TCB and the corresponding pro forma and pro forma equivalent per share amounts giving effect to the Merger and the acquisitions of UNSL, Wedge, and Ameribanc, Inc. ("ABNK") and the proposed acquisitions of Central Mortgage and Plains Spirit.

          MBI acquired ABNK on April 30, 1992, which acquisition was accounted for under the purchase method of accounting. Accordingly, the historical results of operations of MBI include the results of operations of ABNK from May 1, 1992 forward. The following pro forma combined consolidated income statements for the years ended December 31, 1992 and 1991 include the results of operations of ABNK from January 1, 1991 through the date of acquisition. MBI acquired UNSL and

Wedge on January 3, 1995, which acquisitions were accounted for as poolings of interests. The following data set forth the results of operations of MBI combined with the results of operations of UNSL, Wedge, Plains Spirit and Central Mortgage as if such acquisitions and the Merger had occurred as of the first day of the period presented.

          The data presented are based upon, and should be read in conjunction with, the consolidated financial statements and related notes of MBI and TCB included in documents incorporated herein by reference or included in this Information Statement/Prospectus, and the pro forma combined consolidated balance sheet and income statements, including the notes thereto, appearing herein. See "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE," "PRO FORMA FINANCIAL INFORMATION" and "INFORMATION CONCERNING TCB." These data are not necessarily indicative of the results of the future operations of the combined organization or the actual results that would have occurred if the Merger, the completed acquisitions of ABNK, UNSL and Wedge and the proposed acquisitions of Central Mortgage and Plains Spirit, had been consummated prior to the periods indicated.

          The pro forma combined consolidated amounts included in the table below are based upon the pooling-of-interests method of accounting. See "TERMS OF THE PROPOSED MERGER --Accounting Treatment."


                                                                                                         MBI/All
                                                                                MBI/TCB     MBI/TCB      Entities   MBI/ALL Entities
                                                           MBI        TCB      Pro Forma   Pro Forma     Pro Forma      Pro Forma
                                                        Reported   Reported   Combined(1) Equivalent(2)  Combined(3)  Equivalent(2)
                                                       --------  -----------  --------    -----------    --------     ----------

Book Value per Common Share:
    September 30, 1994 .............................   $ 24.12   $ 36,255.39   $ 23.55    $ 52,474.81    $ 23.44       $ 52,229.71
    December 31, 1993 ..............................     22.40     35,765.69     22.02      49,065.62      21.92         48,842.80
Cash Dividends Declared per Common Share:
    Nine months ended
      September 30, 1994 ...........................   $   .84   $    120.00   $   .84    $  1,871.71    $   .84       $  1,871.71
    Year ended December 31, 1993 ...................       .99        120.00       .99       2,205.95        .99          2,205.95
    Year ended December 31, 1992 ...................       .93        120.00       .93       2,072.25        .93          2,072.25
    Year ended December 31, 1991 ...................       .93        120.00       .93       2,072.25        .93          2,072.25
Earnings per Common Share:
    Nine months ended September
      30, 1994 .....................................   $  2.79   $  5,493.64   $  2.71    $  6,038.50    $  2.73       $  6,083.07
    Year ended December 31, 1993 ...................      2.80      7,125.18      2.85       6,350.46       2.89          6,439.58
    Year ended December 31, 1992 ...................      2.36      6,285.02      2.41       5,370.03       2.45          5,459.16
    Year ended December 31, 1991 ...................      2.37      4,357.01      2.18       4,857.54       2.20          4,902.11
Market Price per Common Share:
    December 2, 1994(4) ............................   $ 30.25          --         --           --           --               --
                , 1995(5) ..........................    [  .  ]         --         --           --           --               --


- ---------------------

(1)  Includes  the  effect  of pro forma  adjustments  for UNSL,  Wedge,  ABNK and TCB as  appropriate  (see  "PRO  FORMA  FINANCIAL
     INFORMATION").

(2)  Based upon the pro forma combined per share amounts multiplied times 2,228.2299,  the Exchange Ratio applicable to one share of
     TCB Common Stock. See "PRO FORMA FINANCIAL INFORMATION."

(3)  Includes the effect of pro forma  adjustments for UNSL, Wedge,  ABNK, TCB, Central  Mortgage,  and Plains Spirit as appropriate
     (see "PRO FORMA FINANCIAL INFORMATION").

(4)  The market value of MBI Common Stock was determined as of the last trading day preceding the public  announcement of the Merger based on the last sales price as reported on the NYSE.

(5)  There have been no market trades of TCB Common Stock during the three-year period ended December 31, 1994.

Summary Financial Data

          The following tables set forth for the periods indicated certain summary historical consolidated financial information for MBI and TCB.

          The historical balance sheet data and income statement data included in the summary financial data for the periods indicated are derived from financial statements of MBI and TCB as of and for such periods. These data include all adjustments which are, in the opinion of the respective managements of MBI and TCB, necessary to a fair statement of the results of these periods and all such adjustments are of a normal recurring nature. Results for interim periods are not necessarily indicative of results for the entire year.

          The following information should be read in conjunction with the consolidated financial statements of MBI and TCB, and the related notes thereto, included herein or in documents incorporated herein by reference and in conjunction with the unaudited pro forma combined consolidated financial information, including notes thereto, appearing elsewhere in this Information Statement/Prospectus. See "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE," "PRO FORMA FINANCIAL INFORMATION" and "INFORMATION CONCERNING TCB."

                         MERCANTILE BANCORPORATION INC.

                             Summary Financial Data

                                                        Nine months ended
                                                           September 30                      Year Ended December 31
                                                      -------------------  --------------------------------------------------------
                                                         1994       1993        1993       1992        1991       1990        1989
                                                      -------    -------    --------    --------    -------     ------     --------
Per Share Data
      Net income(1) ..............................   $   2.79   $   2.42   $    2.80   $    2.36   $    2.37   $   2.18   $     .29
      Dividends declared .........................        .84      .7425         .99         .93         .93        .93         .93
      Book value at period end ...................      24.12      22.19       22.40       20.25       18.86      17.14       15.86
      Average common shares outstanding
         (thousands) .............................     43,034     42,339      42,439      39,492      31,791     30,144      29,092

Earnings (Thousands)
      Interest income ............................   $613,521   $626,939   $ 829,930   $ 873,447   $ 879,471   $882,148   $ 836,446
      Interest expense ...........................    231,785    251,542     328,734     417,358     506,916    552,231     528,008
                                                     --------   --------   ---------   ---------   ---------   --------   ---------

      Net interest income ........................    381,736    375,397     501,196     456,089     372,555    329,917     308,438
      Provision for possible loan losses .........     24,909     41,440      61,013      74,579      58,076     50,886     104,708
      Other income ...............................    142,789    148,935     199,158     183,944     155,696    137,356     150,038
      Other expense ..............................    310,003    321,433     444,909     418,068     383,348    318,887     335,266
      Income taxes (benefit) .....................     69,512     58,986      75,568      52,346      18,673     27,658      (1,804)
                                                      -------   --------   ---------   ---------   ---------   --------   ---------

         Net income ..............................   $120,101   $102,473   $ 118,864   $  95,040   $  68,154   $ 69,842   $  20,306
                                                     ========   ========   =========   =========   =========   ========   =========
  Ending Balance Sheet (Millions)
      Total assets ...............................   $ 12,238   $ 11,896   $  12,141   $  12,273   $  10,765  $ 10,137    $   9,536
      Earning assets .............................     11,247     10,937      11,114      11,186       9,827      9,106       8,447
      Investment securities ......................      3,148      3,376       3,401       3,401       2,475      1,886       1,904
      Loans and leases,
         net of unearned income ..................      7,873      7,370       7,382       7,499       6,946      6,884       6,358
      Deposits ...................................      8,946      9,360       9,602       9,928       8,776      8,278       7,601
      Long-term debt .............................        288        274         273         299         203        233         308
      Shareholders' equity .......................      1,043        947         959         851         690        581         536
      Reserve for possible loan losses ...........        172        160         169         166         146        149         149

  Selected Ratios
      Return on average assets....................       1.32%      1.12%        .97%        .80%        .67%       .73%        .23%
      Return on average equity....................      15.95      15.18       13.00       11.95       10.52      12.51        3.81
      Net interest rate margin....................       4.68       4.58        4.59        4.33        4.12       3.97        4.09
      Equity to assets (average)..................       8.52       7.96        7.90        6.94        6.41       5.73        5.62
      Reserve for possible loan losses to:
         Outstanding loans........................       2.18       2.17        2.28        2.21        2.10       2.16        2.35
         Non-performing loans.....................     585.44     286.22      293.39      156.85      113.14     119.68      121.55

      (1)  Based on weighted average common shares outstanding.

                               TCBANKSHARES, INC.

                             Summary Financial Data


                                             Nine Months Ended
                                               September 30                              Year Ended December 31
                                          ----------------------    -------------------------------------------------------------
                                             1994         1993         1993          1992         1991        1990          1989
                                          ----------  ----------    ----------   -----------  -----------  -----------  ---------
                                                (Unaudited)                       (Audited)                      (Unaudited)
Per Common Share Data
    Net income(1) ....................... $5,493.64    $5,368.86    $7,125.18    $6,285.02    $4,357.01    $3,315.61    $3,618.65
    Dividends declared ..................       120          120          120          120          120          120          120
    Book value at period end ............    36,255       34,129       35,766       29,239       23,552       19,793       17,196
    Average common shares outstanding
      (thousands) .......................      2.13         2.13         2.13         2.13         2.13         2.13         2.13

Earnings (Thousands)
    Interest income .....................   $63,502      $58,401      $79,266      $77,188      $74,320      $72,404      $66,256
    Interest expense ....................    28,024       25,025       33,912       35,761       42,400       45,551       42,224
                                            -------      -------      -------      -------      -------      -------      -------
    Net interest income .................    35,478       33,376       45,354       41,427       31,920       26,853       24,032
    Provision for possible loan
       losses ...........................       456        1,025        1,224        2,086        2,151        1,675          299
    Other income ........................     9,718        8,321       11,535       10,238        7,923        6,360        7,339
    Other expenses ......................    28,495       25,090       35,038       31,240       25,740       23,137       21,539
    Income taxes ........................     4,534        4,137        5,438        4,941        2,664        1,333        1,819
                                            -------      -------      -------      -------      -------      -------      -------
          Net income ....................   $11,711      $11,445      $15,189      $13,398      $ 9,288      $ 7,068      $ 7,714
                                            =======      =======      =======      =======      =======      =======      =======
Ending Balance Sheet (Millions)
    Total assets ........................   $ 1,358      $ 1,173      $ 1,225      $ 1,096      $   890      $   832      $   757
    Earnings assets .....................     1,264        1,100        1,149        1,020          824          732          658
    Investment securities ...............       605          559          577          544          392          323          267
    Loan and leases, net of
       unearned income ..................       659          536          562          463          410          409          391
    Deposits ............................     1,149        1,037        1,085          981          779          739          685
    Shareholders' equity ................        89           85           88           74           62           55           49
    Reserve for possible loan losses ....         8            8            8            7            6            5            5

Selected Ratios
    Return on average assets ............      1.20%        1.35%        1.31%        1.35%        1.08%        0.89%        1.07%
    Return on average equity ............     16.66        19.15         8.65        19.58        16.06        13.81        17.30
    Net interest rate margin ............      3.95         4.19         4.46         4.78         4.35         4.05         4.14
    Equity to assets (average) ..........      7.23         7.03         7.02         6.89         6.73         6.80         6.20
    Reserve for possible loan losses to:
         Outstanding loans ..............      1.24         1.50         1.41         1.53         1.51         1.23         1.38
         Non-performing loans ...........    170.26       178.93       170.20       131.23        75.32        48.79       103.62

(1) Based on weighted average common shares outstanding.

                          TERMS OF THE PROPOSED MERGER

          The following is a summary of the material terms and conditions of the Merger Agreement, which document is incorporated by reference herein. This summary is qualified in its entirety by the full text of the Merger Agreement.

General Description of the Merger

          Pursuant to the Merger Agreement, TCB will merge at the Effective Time with and into Merger Sub. Upon consummation of the Merger, TCB's corporate existence will terminate, with Merger Sub continuing as the surviving corporation, and (i) each share of TCB Common Stock will be converted into the right to receive 2,228.2299 shares of MBI Common Stock, with cash in lieu of fractional shares, (ii) each share of TCB Series A Preferred Stock will be converted into the right to receive one share of MBI Series B-1 Preferred Stock, and (iii) each share of TCB Series B Preferred Stock will be converted into the right to receive one share of MBI Series B-2 Preferred Stock. The value of stock to be issued pursuant to the Merger may fluctuate prior to and following the Effective Time.

          The amount and nature of the consideration was established through arm's-length negotiations between MBI and TCB, and reflects the balancing of a number of countervailing factors. The total amount of the consideration reflects a price both parties concluded was appropriate. See "-- Background of and Reasons for the Merger; Board Recommendations." The fact that the consideration is payable in shares of MBI Common Stock reflects the potential for change in the value of the MBI Common Stock and the desire to have the favorable tax attributes of a "reorganization" for federal income tax purposes. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER."

          NO ASSURANCE CAN BE GIVEN THAT THE CURRENT FAIR MARKET VALUE OF MBI COMMON STOCK WILL BE EQUIVALENT TO THE FAIR MARKET VALUE OF MBI COMMON STOCK ON THE DATE SUCH STOCK IS RECEIVED BY A TCB STOCKHOLDER OR AT ANY OTHER TIME. THE FAIR MARKET VALUE OF MBI COMMON STOCK RECEIVED BY A TCB STOCKHOLDER MAY BE GREATER OR LESS THAN THE CURRENT FAIR MARKET VALUE OF MBI COMMON STOCK DUE TO NUMEROUS MARKET FACTORS.

          Following the Effective Time, each stockholder of TCB will be required to submit to MBI a properly executed letter of transmittal and surrender to MBI the stock certificate(s) formerly representing the shares of TCB Common Stock or TCB Preferred Stock in order to obtain issuance of a new stock certificate evidencing the shares of MBI Common Stock or MBI Preferred Stock, as the case may be, to which such stockholder is entitled. No dividends or other distributions will be paid to a former TCB stockholder with respect to shares of MBI Common Stock or MBI Preferred Stock until such person surrenders the certificates formerly representing shares of TCB Common Stock and TCB Preferred Stock representing the right to receive such MBI Common Stock or MBI Preferred Stock, at which time such dividends will be remitted to such person without interest and less any taxes that may have been imposed thereon. See "TERMS OF THE PROPOSED MERGER -- Surrender of TCB Stock Certificates and Receipt of MBI Capital Stock." No fractional shares of MBI Common Stock will be issued in the Merger, but cash will be paid in lieu of such fractional shares, such cash being calculated by multiplying the holder's fractional share interest by the closing stock price of MBI Common Stock on the NYSE Composite Tape as reported in The Wall Street Journal on the last business day preceding the Effective Time. See "-- Fractional Shares."

Support Agreements

          Concurrently with the execution of the Merger Agreement, MBI and each Stockholder executed separate Support Agreements pursuant to which each Stockholder agreed that: (i) Stockholder will not, and will not permit any company, trust or other entity controlled by Stockholder to, contract to sell, sell or otherwise transfer or dispose of any shares of TCB stock or MBI stock or any interest therein or securities convertible thereinto or any voting rights with respect thereto, other than (a) pursuant to the Merger or (b) with Buyer's prior written consent or (c) in the case of Mr. Renaud, to a grantor trust in which stockholder is trustee; (ii) all of the shares of TCB stock beneficially owned by Stockholder, or over which Stockholder has voting power or control, directly or indirectly, in each case at the record date for any meeting of stockholders of TCB called to consider and vote to approve the Merger Agreement and/or the transactions contemplated thereby will be voted by the undersigned in favor thereof; (iii) Stockholder will, and will cause any company, trust or other entity controlled by Stockholder to, cooperate with MBI in connection with the Merger Agreement and the transactions contemplated thereby; Stockholder will not, and will not permit any such company, trust or other entity, directly or indirectly (including through its officers, directors, employees or other representatives) to initiate, solicit or encourage any discussions, inquiries or proposals with any third party relating to the disposition of any significant portion of the business or assets of TCB or any TCB subsidiary or the acquisition of Equity Securities of TCB or any TCB subsidiary or the merger of TCB or any TCB Subsidiary with any person (other than MBI) or any similar transaction (each such transaction being referred to herein as an "Acquisition Transaction"), or provide any such person with information or assistance or negotiate with any such person with respect to an Acquisition Transaction or agree to or otherwise assist in the effectuation of any Acquisition Transaction; and (iv) Stockholder will execute and deliver a certificate containing such representations as are reasonably necessary and customary for tax counsel to each of MBI and TCB to render an opinion to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986 and that no gain or loss will be recognized by the stockholders of TCB to the extent they receive MBI Common Stock or MBI Preferred Stock solely in exchange for shares of TCB Common Stock TCB Preferred stock, as the case may be.

Background and Reasons for the Merger; TCB Board Recommendation

          Reasons and Board Recommendation. TCB, recognizing the current trends in banking and the acquisitions of banking organizations within TCB's service area, began exploring options for combining with a large organization which had the ability to issue publicly-traded common stock to fund future acquisitions. Contact was made with a number of regional holding companies, including, among others, MBI. Several made proposals expressing serious interest in a potential combination and preliminary discussions were held with them. MBI's proposal appeared to TCB to offer the most attractive possible combination and further discussions were held with MBI, resulting in the Merger Agreement being negotiated by representatives of TCB and MBI. In determining whether to approve the Merger Agreement, the Board of Directors of TCB ("Board") reviewed MBI's respective businesses, the results of operations and financial condition (including the assets, quality and capital levels), growth prospects, products available to customers, historical dividend and market price performance, and the fact that MBI's Common Stock was traded on the New York Stock Exchange. The Board also considered the management strength and depth of MBI, and the significant market penetration that the combined organization would have within the regional banking market. The Board also considered MBI's commitment to serving the banking and other needs of TCB's depositors, employees, customers, and community, as well as MBI's policy emphasizing the local character of community banks and continuing the involvement of members of the Board, as well as members of management of such banks. Based on these considerations, the Board unanimously approved the Merger Agreement on December 2, 1994.

          MBI's Reasons. MBI has considered a number of factors, including, among other things, the financial condition of TCB, the projected synergies between MBI and TCB which are anticipated to result from the Merger, and the opportunity for MBI to expand into a new market area with the potential for increased revenues from marketing its existing products and services. MBI has concluded that the Merger presents a unique opportunity for MBI to enter the banking market in the state of Arkansas through the acquisition of an established banking organization with expertise and a major market presence in the state. MBI's decision to pursue discussions with TCB was primarily a result of MBI's assessment of the value of TCB's franchise within the targeted market, its substantial asset base within that area and the compatibility of the businesses of the two organizations.

Conditions of the Merger

          The respective obligations of MBI and TCB to consummate the Merger are subject to the fulfillment or waiver at or prior to the Effective Time of the following conditions:

               (i) The Merger Agreement shall have received the requisite approval of stockholders of TCB.

               (ii) All requisite approvals of the Merger Agreement and the transactions contemplated thereby shall have been received from the Federal Reserve Board, the State Bank Regulator and any other necessary governmental or regulatory authority or agency (the "Regulatory Authorities").

               (iii)  The  Registration   Statement  shall  have  been  declared
     effective and shall not be subject to a stop order or any threatened stop order.

               (iv) Neither MBI nor TCB shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger.

               (v) Each of MBI and TCB shall have received, from counsel reasonably satisfactory to it, an opinion reasonably satisfactory in form and substance to it to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code") and that no gain or loss will be recognized by the stockholders of TCB to the extent they receive MBI Common Stock solely in exchange for shares of TCB Common Stock.

               (vi) The receipt of an opinion addressed to MBI from KPMG Peat Marwick LLP by MBI and TCB stating that the Merger will qualify for pooling-of-interests accounting treatment (the "Pooling Letter") and such opinion shall not have been withdrawn (see "-- Accounting Treatment").

          TCB's obligation to effect the Merger is subject to the fulfillment or waiver at or prior to the Effective Time of the following additional conditions:

               (i) The representations and warranties of MBI set forth in the Merger Agreement shall be true and correct in all material respects as of December 2, 1994 and as of the Effective Time (as though made on and as of the Effective Time except (A) to the extent such representations and warranties are by their express provisions made as of a specified date and
     (B) for the effect of transactions contemplated by the Merger Agreement).

               (ii) MBI shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement prior to the Effective Time.

               (iii) TCB shall have received a certificate of the chairman or vice chairman of MBI as to the satisfaction of the conditions set forth in clauses (i) and (ii).

          MBI's obligation to effect the Merger is subject to the fulfillment or waiver at or prior to the Effective Time of the following additional conditions:

               (i) The representations and warranties of TCB set forth in the Merger Agreement shall be true and correct in all material respects as of December 2, 1994 and as of the Effective Time (as though made on and as of the Effective Time except (A) to the extent such representations and warranties are by their express provisions made as of a specified date and
     (B) for the effect of transactions contemplated by the Merger Agreement).

               (ii) TCB shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement prior to the Effective Time.

               (iii) MBI shall have received certificates of the chairman and the president and chief executive officer of TCB as to the satisfaction of the conditions set forth in clauses (i) and (ii).

Termination of the Merger Agreement

          The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after any requisite stockholder approval: (i) by mutual consent of the Executive Committee of the Board of Directors of MBI and the Board of Directors of TCB; (ii) by the Executive Committee of the Board of Directors of MBI or the Board of Directors of TCB (A) at any time after October 2, 1995 if the Merger shall not theretofore have been consummated (provided that the terminating party is not then in material breach of the Merger Agreement) or (B) if the Federal Reserve Board has denied approval of the Merger and such denial has become final and nonappealable; (iii) by the Executive Committee of the Board of Directors of MBI in the event (A) of a material breach by TCB of the Merger Agreement, which breach is not cured within 30 days after written notice thereof to TCB by MBI or (B) that (x) MBI's due diligence review of TCB and its subsidiaries discloses matters the impact of which affects TCB and its subsidiaries, taken as a whole, except as may have resulted from changes in laws and regulations or changes in economic conditions applicable to banking institutions generally, or in general interest rates that affect TCB and its subsidiaries, taken as a whole consistent with the manner in which changes in the general levels of interest rates since December 31, 1993 has affected TCB and its subsidiaries, which the Executive Committee of the Board of Directors of MBI in the good faith exercise of its reasonable judgment believes either (1) to be inconsistent in any material and adverse respect with any of the representations or warranties of TCB, or (2) (a) to be of such significance as to materially and adversely affect the condition of TCB and its subsidiaries, taken as a whole or (b) to deviate materially and adversely from the financial statements for the year ended December 31, 1993 of TCB, (y) MBI notifies TCB of such matters within 30 days of the date of the Merger Agreement, and (z) such matters (1) are not capable of being cured or (2) have not been cured within 30 days after written notice thereof to TCB by MBI; or (iv) by the Board of Directors of TCB in the event (A) of a material breach by MBI of the Merger Agreement, which breach is not cured within 30 days after written notice thereof is given to MBI by TCB or (B) that (x) TCB's due diligence review of MBI and its subsidiaries discloses matters the impact of which affects MBI and its subsidiaries, taken as a whole, except as may have resulted from changes to laws and regulations or changes in economic conditions applicable to banking institutions generally, or in general levels of interest rates that affect MBI and its subsidiaries, taken as whole, consistent with the manner in which changes in the general levels of interest rates since December 31, 1993 has affected MBI, which the Board of Directors of TCB in the good faith exercise of its reasonable judgment believes either (1) to be inconsistent in any material and adverse respect with any of the representations or warranties of MBI or (2)
(a) to be of such significance as to materially and adversely affect the condition of MBI and its subsidiaries, taken as a whole, or (b) to deviate materially and adversely from the financial statement for the year ended December 31, 1993 of MBI, (y) TCB notifies MBI of such matters within 30 days of the date of the Merger Agreement, and (z) such matters (1) are not capable of being cured or (2) have not been cured within 30 days after written notice thereof to MBI.

          No assurance can be given that the Merger will be consummated, that MBI and TCB will not mutually agree to terminate the Merger Agreement or that MBI or TCB will not elect to terminate the Merger Agreement if the Merger has not been consummated on or before October 2, 1995.

Effective Time

          Unless the parties otherwise agree, the Closing of the Merger will take place at 10:00 A.M., local time, on the date on which the Effective Time occurs, which shall be such date as MBI notifies TCB in writing but not earlier than the Approval Date, and not later than the first business day of the first full calendar month commencing at least five business days after the Approval Date. The Effective Time will occur when a certificate of merger is filed with the Secretary of State of the State of Arkansas in the form and manner required by the Arkansas Act.

Surrender of TCB Stock Certificates and Receipt of MBI Capital Stock

          At the Effective Time, holders of record of certificates formerly representing shares of TCB Common Stock and TCB Preferred Stock (the "Certificates") will be instructed to tender such Certificates to MBI pursuant to a letter of transmittal that MBI will deliver or cause to be delivered to such holders. Such letters of transmittal will specify that risk of loss and title to Certificates will pass only upon delivery of such Certificates to MBI.

          After the Effective Time, each previous holder of a Certificate that surrenders such Certificate to MBI will, upon acceptance thereof by MBI, be entitled to a certificate or certificates representing the number of full shares of MBI Common Stock or MBI Preferred Stock, as the case may be, into which the Certificate so surrendered will have been converted pursuant to the Merger

Agreement and any distribution theretofore declared and not yet paid with respect to such shares of MBI Common Stock or MBI Preferred Stock, as the case may be, without interest. MBI will accept Certificates upon compliance with such reasonable terms and conditions as MBI may impose to effect an orderly exchange thereof in accordance with customary exchange practices. Certificates must be appropriately endorsed or accompanied by such instruments of transfer as MBI may require.

          Each outstanding Certificate will, until duly surrendered to MBI, be deemed to evidence ownership of the Merger Consideration into which the stock previously represented by such Certificate will have been converted in the Merger. After the Effective Time, holders of Certificates will cease to have rights with respect to the stock previously represented by such Certificates, and their sole right will be to exchange such Certificates for such Merger Consideration. After the Effective Time, there will be no further transfer on the records of TCB of Certificates, and if such Certificates are presented to TCB for transfer, they will be cancelled against delivery of such Merger Consideration.

          MBI will not be obligated to deliver the Merger Consideration to which any former holder of TCB Common Stock or TCB Preferred Stock is entitled until such holder surrenders the Certificates as provided herein. No dividends declared will be remitted to any person entitled to receive MBI Common Stock or MBI Preferred Stock in the Merger until such person surrenders the Certificate representing the right to receive such MBI Common Stock or MBI Preferred Stock, at which time such dividends will be remitted to such person, without interest and less any taxes that may have been imposed thereon.

          Certificates surrendered for exchange by any person will not be exchanged for certificates representing MBI Common Stock or MBI Preferred Stock, as the case may be, until MBI has received a written agreement from such person not to sell or otherwise dispose of any shares of MBI Common Stock or MBI Preferred Stock, as the case may be, received by such person until financial results covering at least 30 days of combined operations have been published. See "INFORMATION REGARDING MBI STOCK -- Restrictions on Resale of MBI Capital Stock by Affiliates; Affiliate Agreement."

          Neither TCB nor MBI, nor any affiliate thereof, will be liable to any holder of stock represented by any Certificate for any Merger Consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. MBI will be entitled to rely upon the stock transfer books of TCB to establish the identity of those persons entitled to receive Merger Consideration, which books will be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Certificate, MBI will be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

Bank Minority Shares

          TCB agreed to use its best efforts to cause all agreements pursuant to which any stockholders of each of the banks owned by TCB (other than MBI or its subsidiaries) hold shares of capital stock of such banks, whether as qualifying shares or otherwise, to be amended and/or restated, in a manner and on terms reasonably acceptable to MBI, so as to provide TCB and its successors an unqualified right to repurchase such shares at any time and/or from time to time, subject only to payment by TCB or its successors of the amounts specified in such agreements for the repurchase thereof.

Fractional Shares

          No fractional shares of MBI Common Stock will be issued to the former stockholders of TCB in connection with the Merger. Each former holder of TCB Common Stock who otherwise would have been entitled to receive a fraction of a share of MBI Common Stock will receive cash in lieu thereof, without interest, in an amount equal to the holder's fractional share interest multiplied by the closing stock price of MBI Common Stock on the last business day preceding the Effective Time. No stockholder of TCB entitled to receive cash in lieu of fractional shares will be entitled to dividends, voting rights or any other rights in respect of such fractional shares. Cash received by TCB stockholders in lieu of fractional shares may give rise to taxable income. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER."

Regulatory Approval

          The obligations of the parties to effect the Merger are subject to prior approval of the Federal Reserve Board and the State Bank Regulator and any other necessary regulatory authority.

          The Merger is subject to approval by the Federal Reserve Board under the BHCA. Under the BHCA, the Federal Reserve Board is required, in approving transactions such as the Merger, to take into consideration the financial and managerial resources and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. In considering financial resources and future prospects, the Federal Reserve Board will, among other things, evaluate the adequacy of the capital levels of MBI and its bank subsidiaries following the Merger.

          The BHCA prohibits the Federal Reserve Board from approving the Merger if the Merger would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or if their effect in any section of the country may be substantially to lessen competition or to tend to create a monopoly, or if it would in any other manner result in a restraint of trade, unless the Federal Reserve Board finds that the anticompetitive effects of the Merger are clearly outweighed in the public interest by the probable effect of transactions in meeting the convenience and needs of the communities to be served. In addition, under the Community Reinvestment Act of 1977, as amended, the Federal Reserve Board must take into account the record of performance of the existing institutions in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by such institutions.

          Under the BHCA, the Merger may not be consummated until the 30th day following the date of Federal Reserve Board approval (or, if the Department of Justice has not submitted adverse comments with respect to competitive factors, the 15th day), during which time the United States Department of Justice may challenge the Merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the Federal Reserve Board's approval unless a court specifically orders otherwise.

          The BHCA provides for the publication of notice and public comment on the applications and authorizes the Federal Reserve Board to permit interested parties to intervene in the proceedings. If an interested party is permitted to intervene, such intervention could delay the regulatory approvals required for consummation of the Merger.

          The Merger is also subject to the approval of the State Bank Regulator, who is required to approve the transfer of TCB Capital Stock to MBI if he determines that the application meets the requirements contained in the Arkansas Regional Reciprocal Interstate Banking Act.

          Applications for such approvals have been or will be filed. There can be no assurance that any necessary regulatory approval or action will be received or taken, as to the timing of such approval or action, that no action will be brought challenging such approval or action, or if such a challenge is brought, the result thereof, or that any such approval or action will not be conditioned in a manner that would cause the parties to abandon the Merger. MBI and TCB are not aware of any governmental approvals or actions that may be required for consummation of the Merger other than as described above. Should any other approval or action be required, it is presently contemplated that such approval or action would be sought. There can be no assurance, however, that any such approval or action, if needed, could be obtained or would not be conditioned in a manner that would cause the parties to abandon the Merger.

          See "-- Effective Time," "-- Conditions of the Merger," "-- Waiver and Amendment," "-- Termination of the Merger Agreement" and "SUPERVISION AND REGULATION."

Business Pending the Merger

          From December 2, 1994 to the Effective Time, each of MBI and TCB agreed to, and to cause each of their respective subsidiaries to, conduct its business according to the ordinary and usual course consistent with past practices and to cause each such subsidiary to use its best efforts to maintain and preserve its business organization, employees and advantageous business relationships and retain the services of its officers and key employees.

          Furthermore, from December 2, 1994 to the Effective Time, the Merger Agreement provides that, except as provided in the Merger Agreement, TCB has agreed not to, and to cause each of its subsidiaries not to, without the prior written consent of MBI:

               (i)   declare,   set  aside  or  pay  any   dividends   or  other
     distributions, directly or indirectly, in respect of its capital stock (other than dividends from a subsidiary of TCB to TCB or another subsidiary of TCB), except that TCB may declare and pay (A) (x) for dividends payable in 1994, regular semi-annual cash dividends of not more than $60.00 per share on the TCB Common Stock, and (y) for dividends payable in 1995, quarterly cash dividends of not more than the greater of (1) $30.00 per share and (2) an amount per share equal to the product of the Exchange Ratio and the most recent quarterly dividend paid by MBI on the MBI Common Stock, (B) quarterly cash dividends on the TCB Series A Preferred Stock of not more than $10.00 per share and (c) quarterly cash dividends on the TCB Series B Preferred Stock of not more than $21.25 per share; provided, that

     Seller shall not declare or pay any dividends on TCB Common Stock or TCB Preferred Stock for any period in which its stockholders will be entitled to receive any regular quarterly dividend on the shares of MBI Common Stock or MBI Preferred Stock to be issued in the Merger;

               (ii) except as provided for in the Merger Agreement, enter into or amend any employment, severance or similar agreement or arrangement with any director or officer or employee, or materially modify any of TCB's employee benefit plans specified in the Merger Agreement or grant any salary or wage increase or materially increase any employee benefit (including incentive or bonus payments), except normal individual increases in compensation to employees consistent with past practice, or as required by law or contract;

               (iii) authorize, recommend (subject to the fiduciary duties of TCB's Board of Directors, upon written advice of counsel to TCB, which counsel is reasonably acceptable to MBI), propose or announce an intention to authorize, recommend or propose, or enter into an agreement in principle with respect to, any merger, consolidation or business combination (other than the Merger), any acquisition of a material amount of assets or securities, any disposition of a material amount of assets or securities or any release or relinquishment of any material contract rights;

               (iv)  propose  or  adopt  any   amendments  to  its  articles  of
     incorporation, or other charter document or by-laws;

               (v) issue, sell, grant, confer or award any of its Equity Securities (as defined in the Merger Agreement) or effect any stock split or adjust, combine, reclassify or otherwise change its capitalization as it existed on December 2, 1994;

               (vi) purchase, redeem, retire, repurchase, or exchange, or otherwise acquire or dispose of, directly or indirectly, any of its Equity Securities, whether pursuant to the terms of such Equity Securities or otherwise;

               (vii) (A) without first consulting with MBI, enter into or increase any loan or credit commitment (including stand-by letters of credit) to, or invest or agree to invest in any person or entity or modify any of the material provisions or renew or otherwise extend the maturity date of any existing loan or credit commitment (collectively, "Lend to") in an amount in excess of $1,500,000, or in such amount which, or when aggregated with any and all loans or credit commitments to such person or entity, would be in excess of $1,500,000; (B) without first obtaining the written consent of MBI, lend to any person or entity in an amount in excess of $3,000,000 or in an amount which, when aggregated with any and all loans or credit commitments to such person or entity, would be in excess of $3,000,000; (C) Lend to any person other than in accordance with lending policies as in effect on December 2, 1994; provided that in the case of clauses (B) and (C) TCB or any TCB subsidiary may make any such loan in the event (1) TCB has delivered to MBI or its designated representative a notice of its intention to make such loan and such information as MBI or its designated representative may reasonably require in respect thereof and
     (2) MBI or its designated representative shall not have reasonably objected to such loan by giving written or facsimile notice of such objection within two business days following the delivery to MBI of the notice of intention and information as aforesaid; or (D) Lend to any person or entity any of the loans or other extensions of credit to which or investments in which are on a "watch list" or similar internal report of TCB or any TCB subsidiary (except those denoted "pass" thereon), in an amount in excess of $250,000; provided, however, that nothing described in this paragraph will prohibit TCB or any TCB subsidiary from honoring any contractual obligation in existence on December 2, 1994 or, with respect to loans described in clause (A) above, making such loans after consulting with MBI;

               (viii) directly or indirectly (including through its officers, directors, employees or other representatives) initiate, solicit or encourage any discussions, inquiries or proposals with any third party relating to the disposition of any significant portion of the business or assets of TCB or any TCB subsidiary or the acquisition of Equity Securities of TCB or any TCB subsidiary or the merger of TCB or any TCB subsidiary with any person (other than MBI) or any similar transaction (each such transaction being referred to as an "Acquisition Transaction"), or provide any such person with information or assistance or negotiate with any such person with respect to an Acquisition Transaction, and TCB shall promptly notify MBI orally of all the relevant details relating to all inquiries, indications of interest and proposals which it may receive with respect to any Acquisition Transaction;

              (ix) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the obligations of any other individual, corporation or other entity;

               (x) restructure or materially change its investment securities portfolio, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported; or

               (xi) agree in writing or otherwise to take any of the foregoing actions or engage in any activity, enter into any transaction or take or omit to take any other act which would make any of the representations and warranties of TCB in the Merger Agreement untrue or incorrect in any material respect if made anew after engaging in such activity, entering into such transaction, or taking or omitting such other act.

Waiver and Amendment

          Any term, condition or provision of the Merger Agreement may be waived in writing at any time by the party which is, or whose stockholders are, entitled to the benefits thereof. The Merger Agreement may be amended by or on behalf of the Boards of Directors of MBI and TCB at any time before or after approval of the Merger Agreement by the stockholders of TCB; provided that after any such approval by the stockholders of TCB no such modification may alter or change the amount or kind of consideration to be received by holders of TCB Common Stock in the Merger. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER."

Accounting Treatment

          It is intended that the Merger be accounted for under the pooling-of-interests method of accounting. It is a condition to the Merger that the Pooling Letter shall have been received and shall not have been withdrawn. See "--Conditions of the Merger." MBI and TCB have agreed to use their best efforts to cause the Merger to qualify for pooling-of-interest accounting treatment.

          Under the pooling-of-interests method of accounting, the historical basis of the assets and liabilities of MBI and TCB will be combined at the Effective Time and carried forward at their previously recorded amounts, and the stockholders' equity accounts of MBI and TCB will be combined on MBI's consolidated balance sheet and no goodwill or other intangible assets will be created. Financial statements of MBI issued after the Effective Time will be restated retroactively to reflect the consolidated operations of MBI and TCB as if the Merger had taken place prior to the periods covered by such financial statements. See "SUMMARY INFORMATION -- Comparative Unaudited Per Share Data," "SUMMARY INFORMATION -- Summary Financial Data," "-- Conditions of the Merger," and "PRO FORMA FINANCIAL INFORMATION."

Management and Operations After the Merger

          Merger Sub, a wholly owned subsidiary of MBI, will be the surviving corporation resulting from the Merger. Merger Sub will be governed by the laws of the state of Arkansas and will operate in accordance with the articles of incorporation and bylaws of Merger Sub as in effect immediately prior to the Merger, until otherwise amended or repealed after the Effective Time.

          MBI has agreed to propose Mr. Frank Lyon, Jr., Chairman of TCB, for election to the Board of Directors of MBI. MBI has also agreed to employ Mr. T.E. Renaud for a period of two years following the Effective Time in the following capacity: for the first such year, as Chairman and Chief Executive Officer of The Twin City Bank, and, for the second such year, as Chairman of The Twin City Bank.

Employee Benefits

          Employee Agreements and Benefits. Following the Effective Time, TCB's employees will receive employee benefits that are substantially the same as benefits from time to time provided to MBI's similarly situated employees under its employee plans and policies. The service with TCB or TCB's subsidiaries of the employees of TCB or TCB's subsidiaries will be recognized for purposes of vesting and eligibility for participation in MBI's employee benefit plans generally made available to the other employees of MBI and MBI's subsidiaries, except such service will not be recognized for purposes of benefit accrued under any defined benefit plan of MBI.

          Indemnification. In the Merger Agreement, MBI agreed that the Merger will not affect or diminish any of TCB's duties and obligations of indemnification existing as of the Effective Time in favor of employees, agents, directors or officers of TCB or its subsidiaries arising by virtue of its articles of incorporation or bylaws in the form in effect on December 2, 1994, or arising by law or by virtue of any contract, resolution or other agreement or document existing on December 2, 1994, and such duties and obligations will continue in full force and effect for so long as they would (but for the Merger) otherwise survive.


             CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

          The following discussion summarizes the material federal income tax consequences of the Merger. The discussion does not address all aspects of federal taxation that may be relevant to particular TCB stockholders, and it may not be applicable to stockholders who are not citizens or residents of the United States, or who acquired their TCB Capital Stock pursuant to the exercise of employee stock options or otherwise as compensation. The discussion does not address the effect of any applicable state, local or foreign tax laws or any federal tax laws other than those pertaining to the income tax. Each TCB stockholder should consult his or her own tax advisor as to the particular tax consequences to him or her of the Merger.

          This discussion is based on the Code, regulations and rulings now in effect or proposed thereunder, current administrative rulings and practice, and judicial precedent, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to TCB stockholders discussed herein. This discussion is also based on certain assumptions regarding the factual circumstances that will exist at the Effective Time, including certain representations to be made by TCB and MBI. This discussion assumes that TCB stockholders hold their TCB Common Stock as a capital asset within the meaning of Section 1221 of the Code.

          MBI has received an opinion from Wachtell, Lipton, Rosen & Katz, special counsel to MBI, and TCB has received an opinion from the Rose Law Firm, special counsel to TCB, that, assuming the Merger occurs in accordance with the Merger Agreement, and conditioned on the accuracy of certain representations made by MBI and TCB, the material federal income tax consequences expected to result from the Merger, under currently applicable law, are as follows:

          (i) The Merger will constitute a "reorganization" for federal income tax purposes under Section 368(a) of the Code.

          (ii) No gain or loss will be recognized by TCB or MBI as a result of the Merger.

          (iii) TCB stockholders will recognize no gain or loss as a result of the exchange of their TCB Capital Stock solely for shares of MBI Capital Stock pursuant to the Merger, except with respect to cash received in lieu of fractional shares, if any, as discussed below.

          (iv) A holder of shares of TCB Common Stock who receives cash in the Merger in lieu of a fractional share interest of MBI Common Stock will be treated as if the fractional shares were received in the exchange and then redeemed by MBI. A holder of shares of TCB Common Stock will be treated as if the stockholder sold his or her fractional share of MBI Common Stock for the amount of cash received and will therefore recognize gain (or loss) to the extent that the amount of cash received exceeds (or is less than) the tax basis of the fractional share. Such gain or loss will be capital gain or loss if the shares of TCB Common Stock were held as capital assets and will be long-term capital gain or loss if the holding period of the shares of TCB Common Stock so exchanged was more than one year.

          (v) The aggregate adjusted tax basis of the MBI Capital Stock received by a stockholder of TCB in the Merger, including for the purpose of (iv) above the tax basis of any fractional share interest, will be equal to the aggregate adjusted tax basis of the respective shares of TCB Capital Stock surrendered.

          (vi) The holding period of the shares of MBI Capital Stock received by a stockholder of TCB in the Merger, including for purposes of (iv) above the holding period of any fractional share interest, will include the holding period of the respective shares of TCB Capital Stock exchanged therefor.

An opinion of counsel, unlike a private letter ruling from the Internal Revenue Service (the "Service"), has no binding effect on the Service. The Service could take a position contrary to counsel's opinion and, if the matter is litigated, a court may reach a decision contrary to the opinion. The Service is not expected to issue a ruling on the tax effects of the Merger, and no such ruling has been requested.

          THE FOREGOING IS A GENERAL DISCUSSION OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND IS INCLUDED FOR GENERAL INFORMATION ONLY. THE FOREGOING DISCUSSION DOES NOT TAKE INTO ACCOUNT THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH STOCKHOLDER'S TAX STATUS AND ATTRIBUTES. AS A RESULT, THE FEDERAL INCOME TAX CONSEQUENCES ADDRESSED IN THE FOREGOING DISCUSSION MAY NOT

APPLY TO EACH STOCKHOLDER. IN VIEW OF THE INDIVIDUAL NATURE OF INCOME TAX CONSEQUENCES, EACH STOCKHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL AND OTHER TAX LAWS.


                   DISSENTERS' RIGHTS OF STOCKHOLDERS OF TCB

          Under Arkansas law, a holder of TCB Capital Stock may dissent from the Merger and receive payment of the "fair value" of such shares if the Merger is consummated by following certain procedures set forth in Section 4-27-1320 of the Arkansas Act.

          However, as set forth in "THE MERGER -- Support Agreements," Stockholders who own 100% of the TCB Capital Stock have each executed Support Agreements pursuant to which each Stockholder agreed to vote all shares owned by such Stockholder for approval of the Merger Agreement. Accordingly, no Stockholder will be entitled to appraisal or dissenters' rights in connection with the Merger.


                        PRO FORMA FINANCIAL INFORMATION

Comparative Unaudited Per Share Data

          The following table sets forth for the periods indicated selected historical data of MBI and TCB and corresponding pro forma and pro forma equivalent data giving effect to the Merger and the acquisitions of UNSL, Wedge and ABNK and the proposed acquisitions of Central Mortgage and Plains Spirit.

          MBI acquired ABNK on April 30, 1992, which acquisition was accounted for under the purchase method of accounting. Accordingly, the historical results of operations of MBI include the results of operations of ABNK from May 1, 1992 forward. The following pro forma combined consolidated income statements for the years ended December 31, 1992 and 1991 include the results of operations of ABNK from January 1, 1991 through the date of acquisition. MBI acquired UNSL and Wedge on January 3, 1995, which acquisitions were accounted for as poolings of interests. The following data set forth the results of operations of MBI combined with the results of operations of UNSL, Wedge, Plains Spirit and Central Mortgage as if such acquisitions and the Merger had occurred as of the first day of the period presented.

          The data presented are based upon, and should be read in conjunction with, the consolidated financial statements and related notes of MBI and TCB included in documents incorporated herein by reference or included in this Information Statement/Prospectus, and the pro forma combined consolidated balance sheet and income statements, including the notes thereto, appearing herein.

          These data are not necessarily indicative of the results of the future operations of the combined organization or the actual results that would have occurred if the Merger, the acquisitions of UNSL and Wedge or the proposed acquisitions of Plains Spirit or Central Mortgage had been consummated prior to the periods indicated.

          The pro forma combined consolidated amounts included in the table below are based upon the pooling-of-interests method of accounting. See "TERMS OF THE PROPOSED MERGER --Accounting Treatment."

                                                                                                        MBI/All
                                                                           MBI/TCB       MBI/TCB        Entities    MBI/ALL Entities
                                                   MBI          TCB       Pro Forma     Pro Forma      Pro Forma       Pro Forma
                                                Reported     Reported     Combined(1)  Equivalent(2)   Combined(3)    Equivalent(2)
                                                --------     --------     ----------   -------------   -----------    -------------
Book Value per Common Share:
    September 30, 1994 .....................    $ 24.12    $ 36,255.39    $ 23.55     $ 52,474.81       $ 23.44       $ 52,229.71
    December 31, 1993 ......................      22.40      35,765.69      22.02       49,065.62         21.92         48,842.80
Cash Dividends Declared per
    Common Share:
    Nine months ended
      September 30, 1994 ...................    $   .84    $    120.00    $   .84     $  1,871.71       $   .84       $  1,871.71
    Year ended December 31, 1993 ...........        .99         120.00        .99        2,205.95           .99          2,205.95
    Year ended December 31, 1992 ...........        .93         120.00        .93        2,072.25           .93          2,072.25
    Year ended December 31, 1991 ...........        .93         120.00        .93        2,072.25           .93          2,072.25
Earnings per Common Share:
    Nine months ended September
      30, 1994 .............................    $  2.79    $  5,493.64    $  2.71     $  6,038.50       $  2.73       $  6,083.07
    Year ended December 31, 1993 ...........       2.80       7,125.18       2.85        6,350.46          2.89          6,439.58
    Year ended December 31, 1992 ...........       2.36       6,285.02       2.41        5,370.03          2.45          5,459.16
    Year ended December 31, 1991 ...........       2.37       4,357.01       2.18        4,857.54          2.20          4,902.11
Market Price per Common Share:
    December 2, 1994(4) ....................    $ 30.25          --           --             --             --               --
                , 1995(5) ..................     [  .  ]         --           --             --             --               --


- ------------
(1) Includes the effect of pro forma adjustments for UNSL, Wedge, ABNK and TCB as appropriate (see "PRO FORMA FINANCIAL INFORMATION").

(2) Based upon the pro forma combined per share amounts multiplied times 2,228.2299, the Exchange Ratio applicable to one share of TCB Common Stock. See "PRO FORMA FINANCIAL INFORMATION."

(3) Includes the effect of pro forma adjustments for UNSL, Wedge, ABNK, TCB, Central Mortgage, and Plains Spirit as appropriate (see "PRO FORMA FINANCIAL INFORMATION").

(4) The market value of MBI Common Stock was determined as of the last trading day preceding the public announcement of the Merger based on the last sales price as reported on the NYSE.

(5) There have been no market trades of TCB Common Stock during the three-year period ended December 31, 1994.

Pro Forma Combined Consolidated Financial Statements
(Unaudited)

          The following  unaudited  pro forma  combined  consolidated  financial statements give effect to the Merger and the acquisitions of UNSL, Wedge and ABNK and the proposed acquisitions of Central Mortgage and Plains Spirit as if each had been consummated at the beginning of the periods presented for income statement information and as of the date presented for balance sheet information.

          MBI acquired ABNK on April 30, 1992, which acquisition was accounted for under the purchase method of accounting. Accordingly, the historical results of operations of MBI include the results of operations of ABNK from May 1, 1992 forward. The following pro forma combined consolidated income statements for the years ended December 31, 1992 and 1991 include the results of operations of ABNK from January 1, 1991 through the date of acquisition. MBI acquired UNSL and Wedge on January 4, 1995, which acquisitions were accounted for as poolings of interests. The following data set forth the results of operations of MBI combined with the results of operations of UNSL, Wedge, Plains Spirit and Control Mortgage as if such acquisitions and the Merger had occurred as of the first day of the period presented.

          The data presented are based upon, and should be read in conjunction with, the consolidated financial statements and related notes of MBI and TCB included in documents incorporated herein by reference or included in this Information Statement/Prospectus, and the pro forma combined consolidated balance sheet and income statements, including the notes thereto, appearing herein.

          Pro forma adjustments made to arrive at the pro forma combined consolidated amounts are, as indicated, based on the pooling-of-interests method of accounting. The pro forma combined consolidated financial data is intended for informational purposes and is not necessarily indicative of the future financial position or future results of operations of the combined company or of the financial position or the results of operations of the combined company that would have actually occurred had the Merger, the acquisitions of UNSL and Wedge or the proposed acquisitions of Central Mortgage and Plains Spirit been in effect as of the date or for the periods presented.

          The following information should be read in conjunction with the consolidated financial statements of MBI and TCB and the related notes thereto, included herein or in documents incorporated herein by reference. See

"INCORPORATION OF CERTAIN INFORMATION BY REFERENCE" and "INFORMATION CONCERNING TCB."

MERCANTILE BANCORPORATION INC.
PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET
September 30, 1994
(Thousands)
(Unaudited)






                                                                                                              MBI
                                                                                                          UNSL, Wedge
                                                                                      UNSL, Wedge          Pro Forma
                                               MBI           UNSL         Wedge      Adjustments(1)         Combined          TCB
                                         -----------    ----------    -----------    --------------    -------------    ------------
ASSETS
    Cash and due from banks             $    667,577    $    2,438    $     7,495    $                 $     677,510    $    47,174

    Due from banks - interest bearing            231        20,577            157                             20,965            300
    Federal funds sole and repurchase
     agreements                              225,472             0              0                            225,472              0
    Investments in debt and equity
     securities
        Trading                               17,290             0              0                             17,290              0
        Available-for-sale                   271,709             0         54,771                            326,480        334,523
        Held-to-maturity                   2,859,335        14,814         24,029                          2,898,178        269,966
                                        ------------    ----------    -----------    -----------       -------------    -----------
             Total                         3,148,334        14,814         78,800              0           3,241,948        604,489
    Loans and leases                       7,873,054       443,799        113,154                          8,430,007        659,050
    Reserve for possible loan losses        (171,691)       (3,665)        (1,208)                          (176,564)        (8,203)
                                        ------------    ----------    -----------    -----------       -------------    -----------
        Net loans and Leases               7,701,363       440,134        111,946              0           8,253,443        650,847
    Other assets                             494,695        10,453          7,057         39,225 (2)         512,205         55,438
                                                                                         (39,225 (3)
                                                                                          18,607 (4)
                                                                                         (18,607)(5)
                                        ------------    ----------    -----------    -----------       -------------    -----------
             Total Assets               $ 12,237,672    $  488,416    $   205,455    $         0       $  12,931,543    $ 1,358,248
                                        ============    ==========    ===========    ===========       =============    ===========

LIABILITIES
    Deposits
        Non-interest bearing            $  1,456,287     $  11,113    $    21,650     $                $   1,489,050    $   126,903
        Interest bearing                   7,397,091       367,117        131,832                          7,896,040      1,022,462
        Foreign                               92,704             0              0                             92,704              0
                                        ------------     ---------     ----------      ---------        ------------    -----------
             Total Deposits                8,946,082       378,230        153,482              0           9,477,794      1,149,365
    Federal funds purchased and
     repurchase agreements                 1,455,765             0         17,180                          1,472,945         53,005
    Other borrowings                         626,809        65,000         14,715                            706,524         57,520
    Other liabilities                        166,026         5,961          1,471                            173,458          8,918
                                        ------------     ---------      ---------      ---------        ------------    -----------
             Total Liabilities            11,194,682       449,191        186,848              0          11,830,721      1,268,808

SHAREHOLDERS' EQUITY
    Preferred stock                             --                                                             --               148

    Common Stock                             216,175         1,744          1,443          7,892 (2)         228,917            107
                                                                                          (1,744)(3)
                                                                                           4,850 (4)
                                                                                          (1,443)(5)
    Capital surplus                          168,974         7,179          5,057         (2,582)(2)         168,042         21,186
                                                                                          (7,179)(3)
                                                                                           1,650 (4)
                                                                                          (5,057)(5)
    Retained earnings                        657,841        33,915         12,107         33,915 (2)         703,863         67,999
                                                                                         (33,915)(3)
                                                                                          12,107 (4)
                                                                                         (12,107)(5)
    Treasury stock                                 0        (3,613)                        3,613 (3)               0
                                           ---------      ---------      --------    ------------       ------------    -----------
             Total Shareholders            1,042,990        39,225         18,607              0           1,100,822         89,440
                                           ---------      ---------      --------    ------------       ------------    -----------
             Total Liabilities and
             Shareholders' Equity        $12,237,672     $ 488,416      $ 205,455     $        0        $ 12,931,543    $ 1,358,248
                                         ===========     =========       ========    ============       ============    ===========


See notes to pro forma combined consolidated financial statements.

MERCANTILE BANCORPORATION INC.
PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET
September 30, 1994
(Thousands)
(Unaudited)

                                                         MBI, UNSL,
                                                         Wedge, TCB                                   Central           All Entities
                                                         Pro Forma                                    Mortgage,          Pro Forma
                                               TCB        Combined         Central       Plains     Plains Spirit        Combined
                                         Adjustments(1) Consolidated       Mortgage      Spirit     Adjustments(1,8)   Consolidated
                                         -----------    ------------      --------       ------     -----------        -------------
ASSETS
    Cash and due from banks             $             $   724,684       $  28,502    $    2,314      (19,725) (9)         $ 704,150
                                                                                                     (31,625)(12)
    Due from banks - interest bearing                      21,265             200             0                              21,465
    Federal funds sole and repurchase
     agreements                                           225,472           2,400         1,400                             229,272
    Investments in debt and equity
     securities
        Trading                                            17,290               0             0                              17,290
        Available-for-sale                                661,003          38,028        97,516                             796,547
        Held-to-maturity                                3,168,144         149,163        80,345                           3,397,652
                                         ---------     ----------        --------        -------      --------            ---------
             Total                               0      3,846,437         187,191       177,861            0              4,211,489
    Loans and leases                                    9,089,057         386,352       236,577                           9,711,986
    Reserve for possible loan
     losses                                              (184,767)         (6,396)       (1,903)                           (193,066)
                                         ---------     ----------         -------       -------       --------            ---------
        Net loans and Leases                     0      8,904,290         379,956       234,674             0             9,518,920
    Other assets                            89,440 (6)    567,643          28,227        12,217        53,177  (9)          618,910
                                           (89,440)(7)                                                 10,823 (10)
                                                                                                      (53,177)(11)
                                                                                                       52,504 (13)
                                                                                                      (52,504)(14)
                                         --------      ----------       ---------       -------        ------            ---------
             Total Assets               $        0    $14,289,791        $626,476      $428,466      ($40,527)         $15,304,206
                                        ==========    ===========        ========       =======      =========         ===========

LIABILITIES
    Deposits
        Non-interest bearing            $             $ 1,615,953        $ 80,347      $  4,326       $                $ 1,700,626
        Interest bearing                                8,918,502         457,276       249,300                          9,625,078
        Foreign                                            92,704               0             0                             92,704
                                          --------     -----------       ---------     --------       ----------       -----------
             Total Deposits                      0     10,627,159         537,623       253,626             0           11,418,408
    Federal funds purchased and
     repurchase agreements                              1,525,950          23,574             0                          1,549,524
    Other borrowings                                      764,044           4,500       112,750                            881,294
    Other liabilities                                     182,376           8,275         8,913                            199,564
                                         ---------      ---------        --------      --------        ---------       -----------
             Total Liabilities                   0     13,099,529         573,972       375,289             0           14,048,790

SHAREHOLDERS' EQUITY (Cont'd)
    Preferred stock                         12,153 (6)     12,513             430                        (430) (14)         12,153
                                              (148)(7)
    Common Stock                            23,750 (6)    252,667           3,735            20         7,000   (9)        272,357
                                              (107)(7)                                                    (20) (11)
                                                                                                       12,690  (13)
                                                                                                       (3,735) (14)
    Capital surplus                        (14,462)(6)    153,580          24,376        22,698        37,275   (9)        206,530
                                           (21,186)(7)                                                (22,698) (11)
                                                                                                       15,675  (13)
                                                                                                      (24,376) (14)
    Retained earnings                       67,999 (6)    771,862          24,139        30,459       (30,459) (11)        796,001
                                           (67,999)(7)                                                 24,139  (13)
                                                                                                      (24,139) (14)

Treasury stock                                                  0            (176)                    (31,625) (12)        (31,625)
                                                                                                          176  (14)
                                           --------     ---------          ------       -------       -------            ---------
             Total Shareholders' Equity           0     1,190,262          52,504        53,177       (40,527)           1,255,416
                                           --------     ---------          ------        ------       -------            ---------

             Total Liabilities and
               Shareholders' Equity        $      0   $14,289,791        $626,476      $428,466      ($40,527)         $15,304,206
                                           ========   ===========        ========      ========       =======          ===========

See notes to pro forma combined consolidated financial statements.

MERCANTILE BANCORPORATION INC.
PRO FORMA COMBINED CONSOLIDATED INCOME STATEMENT
For the Nine Months Ended September 30, 1994
(Thousands except per share data)
(Unaudited)





                                                                                                              MBI
                                                                                                          UNSL,Wedge
                                                                                                           Pro Forma
                                                                                                            Combined
                                                               MBI             UNSL           Wedge       Consolidated         TCB
                                                          -----------      -----------      ----------      ----------      --------
Interest Income                                           $   613,521      $    21,684      $   10,501      $  645,706      $ 63,502
Interest Expense                                              231,785           11,564           4,142         247,491        28,024
                                                          -----------      -----------      ----------      ----------      --------

        Net Interest Income                                   381,736           10,120           6,359         398,215        35,478
Provision for Possible Loan Losses                             24,909               90             115          25,114           456
                                                          -----------      -----------      ----------      ----------      --------

        Net Interest Income after Provision
             for Possible Loan Losses                         356,827           10,030           6,244         373,101        35,022
Other Income
        Trust                                                  45,844                0             337          46,181           684
        Service charges                                        43,810              706             720          45,236         4,476
        Credit card fees                                       17,918                0               0          17,918             0
        Securities gains                                          380               20             171             571         1,348
        Other                                                  34,837            1,585             737          37,159         3,210
                                                          -----------      -----------      ----------      ----------      --------


             Total Other Income                               142,789            2,311           1,965         147,065         9,718
Other Expense
        Salaries and employee benefits                        165,832            3,759           3,176         172,767        13,303
        Net occupancy and equipment                            44,330              824             919          46,073         4,292
        Other                                                  99,841            2,968           1,801         104,610        10,900
                                                          -----------      -----------      ----------      ----------      --------


             Total Other Expense                              310,003            7,551           5,896         323,450        28,495
                                                          -----------      -----------      ----------      ----------      --------

             Income Before Income Taxes                       189,613            4,790           2,313         196,716        16,245
Income Taxes                                                   69,512            1,727             635          71,874         4,534
                                                          -----------      -----------      ----------      ----------      --------


             Net Income                                   $   120,101      $     3,063      $    1,678      $  124,842      $ 11,711
                                                          ===========      ===========      ==========      ==========      ========

Per Share Data
        Average Common Shares
        Outstanding                                        43,034,158                                       45,582,201
        Net Income                                         $     2.79                                         $   2.74



MERCANTILE BANCORPORATION INC.
PRO FORMA COMBINED CONSOLIDATED INCOME STATEMENT
For the Nine Months Ended September 30, 1994
(Thousands except per share data)
(Unaudited)


                                                                  MBI, UNSL,
                                                                  Wedge, TCB                                            All Entities
                                                                  Pro Forma                                               Pro Forma
                                                                   Combined             Central            Plains           Combined
                                                                 Consolidated          Mortgage            Spirit       Consolidated
                                                                 ----------          -----------          -------          ---------
Interest Income                                                 $   709,208          $    32,483          $17,519          $ 759,210
Interest Expense                                                    275,515               13,570            8,410            297,495
                                                                 ----------          -----------          -------          ---------


    Net Interest Income                                             433,693               18,913            9,109            461,715
Provision for Possible Loan Losses                                   25,570                  919              140             26,629
                                                                 ----------          -----------          -------          ---------

 Net Interest Income after Provision
        for Possible Loan Losses                                    408,123               17,994            8,969            435,086
Other Income
    Trust                                                            46,865                    0                0             46,865
    Service charges                                                  49,712                2,318            1,749             53,779
    Credit card fees                                                 17,918                    0                0             17,918
    Securities gains                                                  1,919                  450              718              3,087
    Other                                                            40,369                3,006              288             43,663
                                                                 ----------          -----------          -------          ---------

        Total Other Income                                          156,783                5,774            2,755            165,312
Other Expense
    Salaries and employee benefits                                  186,070                8,185            3,614            197,869
    Net occupancy and equipment                                      50,365                2,029            1,009             53,403
    Other                                                           115,510                5,899            1,927            123,336
                                                                 ----------          -----------          -------          ---------

        Total Other Expense                                         351,945               16,113            6,550            374,608
                                                                 ----------          -----------          -------          ---------

        Income Before Income Taxes                                  212,961                7,655            5,174            225,790
Income Taxes                                                         76,408                2,266            1,795             80,469
                                                                 ----------          -----------          -------          ---------

        Net Income                                              $   136,553          $     5,389          $ 3,379          $ 145,321
                                                                 ==========          ===========          =======          =========

Per Share Data
    Average Common Shares
      Outstanding                                                50,332,201                                               53,323,415
        Net Income                                                  $  2.71                                                $    2.73



MERCANTILE BANCORPORATION INC.
PRO FORMA COMBINED CONSOLIDATED INCOME STATEMENT
For the Nine Months Ended September 30, 1993
(Thousands except per share data)
(Unaudited)




                                                                                                                MBI
                                                                                                            UNSL, Wedge
                                                                                                             Pro Forma
                                                                                                              Combined
                                                                     MBI              UNSL         Wedge    Consolidated      TCB
                                                                ----------      ------------      -------      --------      -------
Interest Income                                                $   626,939      $     20,946      $11,214      $659,099      $58,401
Interest Expense                                                   251,542            10,530        4,229       266,301       25,025
                                                                ----------      ------------      -------      --------      -------


        Net Interest Income                                        375,397            10,416        6,985       392,798       33,376
Provision for Possible Loan Losses                                  41,440               290          202        41,932        1,025
                                                                ----------      ------------      -------      --------      -------

        Net Interest Income after Provision
             for Possible Loan Losses                              333,957            10,126        6,783       350,866       32,351
Other Income
        Trust                                                       45,723                 0          306        46,029          565
        Service charges                                             43,367               655          833        44,855        3,990
        Credit card fees                                            17,550                 0            0        17,550            0
        Securities gains                                             3,589                 0          187         3,776        1,380
        Other                                                       38,706             1,570        1,508        41,784        2,386
                                                                ----------      ------------      -------      --------      -------


             Total Other Income                                    148,935             2,225        2,834       153,994        8,321
Other Expense
        Salaries and employee benefits                             159,807             3,686        3,148       166,641       11,360
        Net occupancy and equipment                                 45,613               754          821        47,188        3,540
        Other                                                      116,013             2,596        1,932       120,541       10,190
                                                                ----------      ------------      -------      --------      -------


             Total Other Expense                                   321,433             7,036        5,901       334,370       25,090
                                                                ----------      ------------      -------      --------      -------

             Income Before Income Taxes                            161,459             5,315        3,716       170,490       15,582
Income Taxes                                                        58,986             1,958          967        61,911        4,137
                                                                ----------      ------------      -------      --------      -------
             Net Income Before Change in
               Accounting Principle                            $   102,473      $      3,357      $ 2,749      $108,579      $11,445
                                                                ==========      ============      =======      ========      =======

Per Share Data
        Average Common Shares
          Outstanding                                           42,338,859                                   44,901,716
        Net Income Before Change in
          Accounting Principle                                    $   2.42                                      $  2.42

MERCANTILE BANCORPORATION INC.
PRO FORMA COMBINED CONSOLIDATED INCOME STATEMENT
For the Nine Months Ended September 30, 1993
(Thousands except per share data)
(Unaudited)


                                                                    MBI, UNSL,
                                                                    Wedge, TCB                                          All Entities
                                                                    Pro Forma                                             Pro Forma
                                                                     Combined             Central          Plains         Combined
                                                                   Consolidated           Mortgage         Spirit       Consolidated
                                                                   -------------       -----------         -------         ---------
Interest Income                                                    $   717,500         $    23,739         $18,261         $ 759,500
Interest Expense                                                       291,326               9,951           8,840           310,117
                                                                   -------------       -----------         -------         ---------


    Net Interest Income                                                426,174              13,788           9,421           449,383
Provision for Possible Loan Losses                                      42,957                 668             674            44,299
                                                                   -------------       -----------         -------         ---------


    Net Interest Income after Provision
        for Possible Loan Losses                                       383,217              13,120           8,747           405,084
Other Income
    Trust                                                               46,594                   0               0            46,594
    Service charges                                                     48,845               1,485           1,349            51,679
    Credit card fees                                                    17,550                   0               0            17,550
    Securities gains                                                     5,156                   0             989             6,145
    Other                                                               44,170               2,503             310            46,983
                                                                   -------------       -----------         -------         ---------


        Total Other Income                                             162,315               3,988           2,648           168,951
Other Expense
    Salaries and employee benefits                                     178,001               6,442           3,369           187,812
    Net occupancy and equipment                                         50,728               1,354             877            52,959
    Other                                                              130,731               4,335           1,935           137,001
                                                                   -------------       -----------         -------         ---------


        Total Other Expense                                            359,460              12,131           6,181           377,772
                                                                   -------------       -----------         -------         ---------


        Income Before Income Taxes                                     186,072               4,977           5,214           196,263
Income Taxes                                                            66,048               1,364           1,928            69,340
                                                                   -------------       -----------         -------         ---------


        Net Income Before Change in
          Accounting Principle                                     $   120,024         $     3,613         $ 3,286         $ 126,923
                                                                   =============       ===========         =======         =========


Per Share Data
    Average Common Shares
      Outstanding                                                   49,651,716                                            52,188,321
      Net Income Before Change in
        Accounting Principle                                           $  2.42                                             $    2.43


MERCANTILE BANCORPORATION INC.
PRO FORMA COMBINED CONSOLIDATED INCOME STATEMENT
For the Year Ended December 31, 1993
(Thousands except per share data)
(Unaudited)


                                                                                       MBI
                                                                                   UNSL, Wedge
                                                                                    Pro Forma
                                                                                     Combined
                                                    MBI           UNSL      Wedge  Consolidated    TCB
                                              -----------   ------------   -------   ---------   -------
Interest Income                               $   829,930   $     27,834   $15,258   $ 873,022   $79,266
Interest Expense                                  328,734         14,071     5,505     348,310    33,912
                                              -----------   ------------   -------   ---------   -------

        Net Interest Income                       501,196         13,763     9,753     524,712    45,354
Provision for Possible Loan Losses                 61,013            320       240      61,573     1,224
                                              -----------   ------------   -------   ---------   -------


        Net Interest Income after Provision
             for Possible Loan Losses             440,183         13,443     9,513     463,139    44,130
Other Income
        Trust                                      61,138              0       409      61,547       793
        Service charges                            58,511            908     1,300      60,719     5,471
        Credit card fees                           24,060              0         0      24,060         0
        Securities gains                            3,742              0       195       3,937     1,379
        Other                                      51,707          2,261       948      54,916     3,892
                                              -----------   ------------   -------   ---------   -------


             Total Other Income                   199,158          3,169     2,852     205,179    11,535
Other Expense
        Salaries and employee benefits            215,333          4,995     5,286     225,614    15,730
        Net occupancy and equipment                62,638          1,037       822      64,497     5,075
        Other                                     166,938          3,714     1,810     172,462    14,233
                                              -----------   ------------   -------   ---------   -------


             Total Other Expense                  444,909          9,746     7,918     462,573    35,038
                                              -----------   ------------   -------   ---------   -------


             Income Before Income Taxes           194,432          6,866     4,447     205,745    20,627
Income Taxes                                       75,568          2,549       964      79,081     5,438
                                              -----------   ------------   -------   ---------   -------

             Net Income Before Change in
               Accounting Principle           $   118,864   $      4,317   $ 3,483   $ 126,664   $15,189
                                              ===========   ============   =======   =========   =======

Per Share Data
        Average Common Shares
          Outstanding                          42,439,298                           44,997,436
        Net Income Before Change in
          Accounting Principle                  $    2.80                            $    2.81


MERCANTILE BANCORPORATION INC.
PRO FORMA COMBINED CONSOLIDATED INCOME STATEMENT
For the Year Ended December 31, 1993
(Thousands except per share data)
(Unaudited)

                                           MBI, UNSL,
                                           Wedge, TCB                                  All Entities
                                           Pro Forma                                     Pro Forma
                                            Combined        Central       Plains         Combined
                                          Consolidated      Mortgage      Spirit       Consolidated
                                          ------------  ------------  --------------   ------------
Interest Income                           $   952,288   $    34,452   $    23,774      $ 1,010,514
Interest Expense                              382,222        14,194        11,569          407,985
                                          -----------   -----------   -----------      -----------
    Net Interest Income                       570,066        20,258        12,205          602,529

Provision for Possible Loan Losses             62,797           956           706           64,459
                                          -----------   -----------   -----------      -----------
    Net Interest Income after Provision
        for Possible Loan Losses              507,269        19,302        11,499          538,070
Other Income
    Trust                                      62,340             0             0           62,340
    Service charges                            66,190         2,254         1,921           70,365
    Credit card fees                           24,060             0             0           24,060
    Securities gains                            5,316             0         1,477            6,793
    Other                                      58,808         3,615           360           62,783
                                          -----------   -----------   -----------      -----------


        Total Other Income                    216,714         5,869         3,758          226,341
Other Expense
    Salaries and employee benefits            241,344         9,161         4,656          255,161
    Net occupancy and equipment                69,572         2,162         1,248           72,982
    Other                                     186,695         6,805         2,626          196,126
                                          -----------   -----------   -----------      -----------


        Total Other Expense                   497,611        18,128         8,530          524,269
                                          -----------   -----------   -----------      -----------


        Income Before Income Taxes            226,372         7,043         6,727          240,142
Income Taxes                                   84,519         1,913         2,459           88,891
                                          -----------   -----------   -----------      -----------


        Net Income Before Change in
          Accounting Principle            $   141,853   $     5,130   $     4,268      $   151,251
                                          ===========   ===========   ===========      ===========


Per Share Data
    Average Common Shares
      Outstanding                          49,747,436                                52,398,436
      Net Income Before Change in
        Accounting Principle               $     2.85                                $     2.89


MERCANTILE BANCORPORATION INC.
PRO FORMA COMBINED CONSOLIDATED INCOME STATEMENT
For the Year Ended December 31, 1992
(Thousands except per share data)
(Unaudited)











                                                                                                                           MBI,UNSL,
                                                                                                                         Wedge, ABNK
                                                                                           ABNK                            Pro Forma
                                                                                          1/1/92-         ABNK             Combined
                                                    MBI         UNSL          Wedge     4/30/92 (15)   Adjustments(15)  Condolidated
                                              -----------   -----------   -----------   -----------   -----------       -----------
Interest Income                               $   873,447   $    32,332   $    15,931   $    30,729     ($ 1,692)(16)     $ 950,658
                                                                                                             (89)(17)
Interest Expense                                  417,358        18,517         6,875        16,549                         459,299
                                              -----------   -----------   -----------   -----------   -----------       -----------

    Net Interest Income                           456,089        13,815         9,056        14,180       (1,781)           491,359
Provision for Possible Loan Losses                 74,579           296           191         1,913                          76,979
                                             -----------    -----------   -----------   -----------   -----------       -----------

    Net Interest Income after Provision
        for Possible Loan Losses                  381,510        13,519         8,865        12,267       (1,781)           414,380
Other Income
    Trust                                          57,501             0           444           613                          58,558
    Service charges                                55,399           908         1,228         2,143                          59,678
    Credit card fees                               21,487             0             0            87                          21,574
    Securities gains                                5,518             0           439             0                           5,957
    Other                                          44,039         2,221           574         1,266                          48,100
                                              -----------   -----------   -----------   -----------   -----------       -----------


        Total Other Income                        183,944         3,129         2,685         4,109             0           193,867
Other Expense
    Salaries and employee benefits                192,015         4,521         5,123         7,199                         208,858
    Net occupancy and equipment                    55,588           944           771         2,027           (31)(18)       59,299
    Other                                         170,465         3,415         2,218         5,339           (93)(19)      181,344
                                              -----------   -----------   -----------   -----------   -----------       -----------

        Total Other Expense                       418,068         8,880         8,112        14,565          (124)          449,501
                                              -----------   -----------   -----------   -----------   -----------       -----------

        Income Before Income Taxes                147,386         7,768         3,438         1,811        (1,657)          158,746
Income Taxes                                       52,346         2,540         1,025           513          (595)(20)       55,829
                                              -----------   -----------   -----------   -----------   -----------       -----------

        Net Income                            $    95,040   $     5,228   $     2,413   $     1,298   ($    1,062)          102,917
                                              ===========   ===========   ===========   ===========   ===========       ===========


Per Share Data
    Average Common Shares
      Outstanding                              39,492,237                                                                42,774,654
      Net Income                               $     2.36                                                                $     2.36



MERCANTILE BANCORPORATION INC.
PRO FORMA COMBINED CONSOLIDATED INCOME STATEMENT
For the Year Ended December 31, 1992
(Thousands except per share data)
(Unaudited)

                                                         MBI, UNSL,
                                                        Wedge, TCB                               All Entities
                                                        Pro Forma                                 Pro Forma
                                                         Combined      Central        Plains       Combined
                                               TCB     Consolidated    Mortgage       Spirit     Consolidated
                                          ----------    ----------    ----------    ----------   ------------

Interest Income                           $    77,188   $ 1,027,846   $    28,577   $    26,962   $ 1,083,385

Interest Expense                               35,761       495,060        13,616        16,385       525,061
                                          -----------   -----------   -----------   -----------   -----------


    Net Interest Income                        41,427       532,786        14,961        10,577       558,324
Provision for Possible Loan Losses              2,086        79,065           913           583        80,561
                                          -----------   -----------   -----------   -----------   -----------


    Net Interest Income after Provision
        for Possible Loan Losses               39,341       453,721        14,048         9,994       477,763
Other Income
    Trust                                         686        59,244             0             0        59,244
    Service charges                             4,804        64,482         1,559         1,280        67,321
    Credit card fees                                0        21,574             0             0        21,574
    Securities gains                            2,634         8,591             0           477         9,068
    Other                                       2,114        50,214         3,233           139        53,586
                                          -----------   -----------   -----------   -----------   -----------


        Total Other Income                     10,238       204,105         4,792         1,896       210,793
Other Expense
    Salaries and employee benefits             13,596       222,454         7,617         3,880       233,951
    Net occupancy and equipment                 4,308        63,607         1,630           927        66,164
    Other                                      13,336       194,680         4,607         2,604       201,891
                                          -----------   -----------   -----------   -----------   -----------

        Total Other Expense                    31,240       480,741        13,854         7,411       502,006
                                          -----------   -----------   -----------   -----------   -----------


        Income Before Income Taxes             18,339       177,085         4,986         4,479       186,550
Income Taxes                                    4,941        60,770         1,245         1,718        63,733
                                          -----------   -----------   -----------   -----------   -----------


        Net Income                        $    13,398   $   116,315   $     3,741   $     2,761   $   122,817
                                          ===========   ===========   ===========   ===========   ===========


Per Share Data
    Average Common Shares
      Outstanding                                        47,524,654                                49,405,654
      Net Income                                         $     2.41                                $     2.45


MERCANTILE BANCORPORATION INC.
PRO FORMA COMBINED CONSOLIDATED INCOME STATEMENT
For the Year Ended December 31, 1991
(Thousands except per share data)
(Unaudited)




                                                                                                            MBI,UNSL,
                                                                                                          Wedge, ABNK
                                                                                             ABNK          Pro Forma
                                                                                            Adjust-        Combined
                                              MBI       UNSL       Wedge      ABNK (15)     ments(15)    Condolidated
                                           --------   --------   --------   ----------     -------        -----------

Interest Income                             $879,471   $ 39,191   $ 16,461   $103,630     ($ 5,075)(16)  $1,033,412

                                                                                             (266)(17)
Interest Expense                             506,916     26,417      8,882     63,042                       605,257
                                            --------   --------   --------   ----------    --------        --------

  Net Interest Income after Provision        372,555     12,774      7,579     40,588       (5,341)         428,155
    for Possible Loan Loses                   58,076      1,263      1,132      2,477                        62,948
                                            --------   --------   --------   ----------    -------         --------
  Net Interest Income after Provision
    for Possible Loan Loses                  314,479     11,511      6,447     38,111       (5,341)         365,207
Other Income
  Trust                                       49,400          0        442      1,860                        51,702
  Service charges                             47,504        952      1,051      6,008                        55,515
  Credit card fees                            20,636          0          0          0                        20,636
  Securities gains                             4,334        244        493          4                         5,075
  Other                                       33,822      1,705        393      3,389                        39,309
                                            --------   --------   --------   ----------    --------        --------
   Total Other Income                        155,696      2,901      2,379     11,261            0          172,237
Other Expense
  Salaries and employee benefits             172,155      3,895      3,846     21,245                       201,141
  Net occupancy and equipment                 50,098        973        754      6,102          (92)(18)      57,835
Other                                        161,095      5,263      2,347     16,150         (280)(19)     184,575
                                            --------   --------   --------   ----------    --------        --------

    Total Other Expense                      383,348     10,131      6,947     43,497         (372)         443,551
                                            --------   --------   --------   ----------    --------        --------
   Income Before Income Taxes                 86,827      4,281      1,879      5,875       (4,969)          93,893
Income Taxes                                  18,673      1,767        679      1,466       (1,785)(20)      20,800
                                            --------   --------   --------   ----------    --------        --------

Net Income                                  $ 68,154   $  2,514   $  1,200   $  4,409   ($   3,184)    $     73,093
                                            ========   ========   ========   ==========    ========        ========

Per Share Data
  Average Common Shares
    Outstanding                           31,790,914                                                      36,436,653
    Net Income                                 $2.37                                                          $ 2.21


MERCANTILE BANCORPORATION INC.
PRO FORMA COMBINED CONSOLIDATED INCOME STATEMENT
For the Year Ended December 31, 1991
(Thousands except per share data)
(Unaudited)

                                                        MBI, UNSL,
                                                       Wedge, TCB                              All Entities
                                                        Pro Forma                               Pro Forma
                                                        Combined       Central       Plains      Combined
                                              TCB     Consolidated    Mortgage       Spirit    Consolidated
                                        -----------   -----------   -----------   -----------   -----------
Interest Income                         $    74,320   $ 1,107,732   $    25,706   $    28,837   $ 1,162,275

Interest Expense                             42,400       647,657        13,260        20,405       681,322
                                        -----------   -----------   -----------   -----------   -----------


  Net Interest Income                        31,920       460,075        12,446         8,432       480,953
Provision for Possible Loan Losses            2,151        65,099           870            71        66,040
                                        -----------   -----------   -----------   -----------   -----------


  Net Interest Income after Provision
   for Possible Loan Losses                  29,769       394,976        11,576         8,361       414,913
Other Income
  Trust                                         604        52,306             0             0        52,306
  Service charges                             4,469        59,984         1,458           500        61,942
  Credit card fees                                0        20,636             0             0        20,636
  Securities gains                              567         5,642             0            54         5,696
  Other                                       2,283        41,592         2,794           120        44,506
                                        -----------   -----------   -----------   -----------   -----------


  Total Other Income                          7,923       180,160         4,252           674       185,086
Other Expense
  Salaries and employee benefits             11,050       212,191         6,494         3,722       222,407
  Net occupancy and equipment                 3,748        61,583         1,549           708        63,840
  Other                                      10,942       195,517         3,896         1,878       201,291
                                        -----------   -----------   -----------   -----------   -----------


  Total Other Expense                        25,740       469,291        11,939         6,308       487,538
                                        -----------   -----------   -----------   -----------   -----------


  Income Before Income Taxes                 11,953       105,846         3,889         2,727       112,462
Income Taxes                                  2,664        23,464           924           973        25,361
                                        -----------   -----------   -----------   -----------   -----------


Net Income                              $     9,288   $    82,381   $     2,965   $     1,754   $    87,100
                                        ===========   ===========   ===========   ===========   ===========

Per Share Data
    Average Common Shares
      Outstanding                                      41,186,653                                42,898,653
      Net Income                                       $     2.18                                $     2.20

MERCANTILE BANCORPORATION INC.
Notes to Pro Forma Combined Consolidated Financial Statements
(Unaudited)



(1) The acquisitions of TCB, UNSL, Wedge and Central Mortgage will be accounted for as poolings-of-interests.

(2) Acquisition of UNSL with 1,578,445 shares of MBI Common Stock, based on the exchange ratio of 1.0604 of a share of MBI Common Stock per share of UNSL Common Stock. The acquisition of UNSL closed on January 3, 1995.

(3)  Elimination of MBI's investment in UNSL.

(4) Acquisition of Wedge with 970,000 shares of MBI Common Stock. The acquisition of Wedge closed on January 3, 1995.

(5)  Elimination of MBI's investment in Wedge.

(6) Acquisition of TCB with 4,750,000 shares of MBI Common Stock. In addition, MBI will assume, through an exchange, the outstanding, non-convertible preferred stock of TCB, amounting to $12,153,000.

(7)  Elimination of MBI's investment in TCB.

(8) The proposed Merger with Plains Spirit will be accounted for as a purchase transaction. Purchase accounting adjustments are considered immaterial to the pro forma combined entity.

(9) Purchase entry with consideration of $64 million consisting of cash and 1,400,000 shares of MBI Common Stock at $31.625 per share, which was the closing price on December 22, 1994, the last day preceding the public announcement of the Merger.

(10) The pro forma excess of cost over fair value of net assets acquired ("goodwill") is $10,823,000 as of September 30, 1994. This amount may vary to the extent the market value of MBI stock varies from the assumed price in (9) above.

(11) Elimination of MBI's investment in Plains Spirit.

(12) MBI will repurchase 1,000,000 shares of its own common stock in the open market. Assumed price of $31.625 per share.

(13) Acquisition of Central Mortgage with 2,537,952 shares of MBI Common Stock, based on exchange ratio of .5970 of a share of MBI Common Stock per share of Central Mortgage Common Stock. As of December 16, 1994, all issued and outstanding shares of Central Mortgage Preferred Stock had been converted to a total of 549,328 shares of Central Mortgage Common Stock.

(14) Elimination of MBI's investment in Central Mortgage.

(15) The acquisition of ANBK by MBI, on April 30, 1992, was accounted for as a purchase transaction. The MBI historical financial data includes ABNK from the date of acquisition. The results of operations of ABNK were included in the MBI pro forma combined income statement from January 1, 1991.

(16) Amortization of purchase price adjustment of $7,690,000 on investment securities portfolio.

(17) Interest income, at an estimated short-term interest rate of 3%, lost on cash of $8,851,000 paid to ABNK's shareholders.

(18) Reduced depreciation and amortization of bank premises and equipment as a result of the valuation adjustment of $1,102,000.

(19) Goodwill of $2,285,000 amortized under the straight line method over a period of 15 years, net of the elimination of ABNKs annual goodwill amortization of $432,000.

(20) Tax effect of pro forma adjustments.

                           INFORMATION CONCERNING TCB

Business of TCB

          TCB, an Arkansas corporation and registered bank-holding company under the BHCA, is headquartered in North Little Rock, Arkansas. Its lead bank, The Twin City Bank, was acquired by Lyon family interests in 1968. In 1985, the Lyon family formed TCB to facilitate the purchase of the First National Bank of Cleburne County. As of September 30, 1994, TCB owned 99% of The Twin City Bank and over 97% of each of its five other bank subsidiaries.

Subsidiaries

          The Twin City Bank. The Twin City Bank is an Arkansas state chartered bank. It has 22 branch locations in six cities in Arkansas. As of September 30, 1994, The Twin City Bank had total deposits of approximately $825 million, total loans of approximately $473 million and a leverage ratio of 7.31%.

          The Twin City Bank is comprised of three operating units (business, consumer and professional), each with its own President, Advisory Board of Directors, operating strategy and marketing focus. The Twin City Bank owns Twin City Mortgage Company, an inactive corporation, and The Twin City Capital Corporation, a fully disclosed, clearing brokerage business.

          The business bank unit of The Twin City Bank, which provides commercial customers with loan and deposit products and cash management services, comprised, as of September 30, 1994, 79% of loans and 20% of deposits of The Twin City Bank. The consumer bank unit, which provides retail customers with loan and deposit products and provides administration services for The Twin City Bank's 20 branches, comprised, as of September 30, 1994, 14% of loans and 61% of deposits of The Twin City Bank. The professional bank unit, which provides investment management, trust and lending services to professionals and is responsible for administering public funds, comprised, as of September 30, 1994, 7% of loans and 19% of deposits of The Twin City Bank.

          First National Bank of Crawford County. The First National Bank of Crawford County has four branch locations in two cities in Crawford County. As of September 30, 1994, the bank had total deposits of approximately $116 million, total loans of approximately $80 million and a leverage ratio of 7.60%.

          First National Bank of Conway County. The First National Bank of Conway County has four branch locations in two cities in Conway County. As of September 30, 1994, the bank had total deposits of approximately $73 million, total loans of approximately $37 million and a leverage ratio of 8.26%.

          First National Bank of Cleburne County. The First National Bank of Cleburne County has three branches in three cities in Cleburne County. As of September 30, 1994, the bank had total deposits of approximately $60 million, total loans of approximately $30 million and a leverage ratio of 8.02%.

          First Ozark National Bank. The First Ozark National Bank has six branch locations in six cities in the counties of Marion, Izard and Baxter. As of September 30, 1994, the bank had total deposits of approximately $42 million, total loans of approximately $27 million and a leverage ratio of 7.77%.

          TCB The Community Bank of Arkansas, N.A. TCB The Community Bank of Arkansas, N.A. has one branch in Independence County. As of September 30, 1994, the bank had total deposits of approximately $38 million, total loans of approximately $11 million and a leverage ratio of 6.99%.

Management

          Frank Lyon, Jr. (age 53) is the Chairman of the Board of TCB, a position he has held since 1992. Two trusts of which Mr. Lyon is the sole trustee own 95.9% of the common stock and 100% of the preferred stock of TCB. Mr. Lyon's prior business experience includes President of the Frank Lyon Company and Chairman of the Board and Chief Executive Officer of the Coca-Cola Bottling Company of Arkansas. Mr. Lyon holds a Bachelor's degree in Business Administration from the University of Arkansas and a Masters in Business Administration from Harvard University.

          Terence E. Renaud (age 65) is the President and CEO of TCB, and Chairman and CEO of The Twin City Bank. Mr. Renaud owns 4.1% of TCB's common stock. Mr. Renaud has been employed as President of The Twin City Bank since 1968. Mr. Renaud holds a Masters of Business Administration from Indiana Northern University as well as degrees from the Harvard University Senior Bank Officer's School, the University of Colorado's Bank Marketing School, the Harvard Business School Advanced Management Program, and the Commercial Bank Management at Columbia University.

          Mr. Renaud and the Arkansas Partnership Corporation, a corporation controlled by Mr. Lyon, are the general partners of The Lyon-Renaud Partnership, a real estate partnership that leases certain branch locations to two of TCB's bank subsidiaries. Mr. Lyon also controls FL Building Corp., which leases a major banking center to The Twin City Bank. TCB also reimburses FLJ, Inc., a corporation controlled by Mr. Lyon, for expenses associated with the use of private aircraft for corporate-related purposes. Additionally, from year to year, certain bank subsidiaries of TCB have purchased time at Crockett's Bluff Hunting Lodge in order to utilize such facilities for business development purposes. Crockett's Bluff Hunting Lodge is operated by Wingmead, Inc., a corporation controlled by Mr. Lyon.

Regulation

          TCB is subject to the supervision of, and to inspection by, the Board of Governors of the Federal Reserve System. The Twin City Bank, which is organized as an Arkansas state bank, is subject to regulation, supervision and examination by the Federal Deposit Insurance Corporation and the Arkansas State Banking Department. TCB's other bank subsidiaries, which are organized as national banks, are subject to regulation, supervision and examination by the Office of the Comptroller of the Currency. For a discussion of regulations concerning the banking industry in general, see "SUPERVISION AND REGULATION."

Management Discussion and Analysis of Financial
Condition and Results of Operations

          The following is a discussion and analysis of TCB's financial condition and results of operations. Selected data from TCB's consolidated financial statements and the notes thereto are contained elsewhere in this Information Statement/Prospectus (see "TCBankshares, Inc. Consolidated Financial Statements"). The following discussion and analysis should be read in conjunction with such financial statements and notes thereto.

Nine Months Ended September 30, 1994 and September 30, 1993

          Results of Operations. Net income for the nine months ended September 30, 1994 was $11,711,000 compared to $11,446,000 for the same period in 1993.
The 2.31% increase is attributable to an increase in net interest income resulting from continued growth in loans and deposits and a reduction in the provision for loan losses as the level of nonperforming loans continues to decline. The following commentary presents a more thorough analysis of the results of operations and financial position for the first nine months of 1994.

          Liquidity and Capital Resources. Liquidity management, which involves the need to fund loan growth or declines in deposits, is an important aspect of TCB's operations. The principal sources of funds which provide liquidity for TCB are customer deposits, principal and interest payments on loans, maturities and sales of investment securities, and earnings. Other sources of liquidity include federal funds purchased and short-term borrowings. A substantial portion of the interest-bearing and non interest-bearing liabilities is stable core deposits attributable to customer relationships developed over the operating history of TCB.

          Net cash provided by operating activities for the nine months ended September 30, 1994 was $17,475,000. Net income of $11,711,000 primarily contributed to the net cash provided by operating activities. Net cash used for investing activities was $145,937,000. Loans increased by $105,088,000 and investment securities totaling $296,708,000 were purchased. This use of funds was largely offset by $255,198,000 in proceeds from the maturities and sales of securities. Net cash provided by financing activities was $130,395,000. Net increases in deposits of $63,889,000 and other borrowings of $50,771,000 accounted for the cash provided by financing activities.

          TCB's capital level remains high when compared to regulatory minimums as illustrated in the table below (in thousands).

                                                           September 30
                                                      --------------------
                                                        1994         1993
                                                      -------      -------
   Tier I capital                                     $95,266      $88,899
   Tier II capital                                      7,917        7,863
   Total risk-based capital                           103,183       96,762
   Risk-adjusted assets                               823,807      660,309

   Tier I capital to risk-adjusted assets:
      Capital ratio                                     11.56%       13.46%
      Minimum ratio                                      4.00         4.00

   Total capital to risk-adjusted assets:
      Capital ratio                                     12.53        14.65
      Minimum ratio                                      8.00         8.00

          The following sets forth, by time remaining to maturity, certificates and other time deposits over $100,000 at September 30, 1994 (in thousands).

                                                               Amount
          Remaining term to maturity                         ---------
          Three months or less                               $ 101,912
          Three to twelve months                                62,887
          One to five years                                     18,097
          Over five years                                          100
                                                             ---------
          Total                                              $ 182,996
                                                             =========

          The composition of average deposits and the average rates paid on those deposits is presented in the table of average balances, interest and rates included on the following page. TCB does not have any significant deposits from foreign depositors.

          In January 1995 TCB borrowed $1.33 million on its revolving line of credit to pay common stock dividends. It is anticipated that this additional borrowing will be repaid by mid-1995 through the payment of dividends by subsidiary banks to TCB.

          TCBankshares, Inc. and Subsidiaries

                                                                   As of and for the nine months ended September 30
                                                       -------------------------------------------------------------------
                                                                        1994                              1993
                                                       -------------------------------     -------------------------------
                                                         Average      Income/   Yield/        Average     Income/   Yield/
                                                         Balance      Expense    Rate         Balance     Expense   Rate
                                                       ----------    ---------  ------     -----------   --------   ------
          Average balances, interest and rates
          (dollar amounts in thousands)

          Assets
          Loans                                        $  590,948   $   35,596   8.03%     $   483,031   $ 30,333   8.37%
          Investment securities                           598,908       27,650   6.16          572,453     27,736   6.46
          Other interest earning assets                     8,555          256   3.99            7,171        333   6.20
                                                       ----------    ---------   -----     -----------   --------  ------
          Total earning assets                          1,198,411       63,502   7.07        1,062,655     58,402   7.33
          Noninterest earning assets                       86,327                               76,814
                                                       ----------                          -----------
          Total assets                                 $1,284,738                           $1,139,469
                                                       ==========                           ==========

          Liabilities and shareholders' equity
          NOW accounts                                 $  176,246        3,343   2.53      $   152,468      2,805   2.45
          Time, money market, and savings deposits        807,432       22,701   3.75          742,518     21,141   3.80
                                                       ----------    ---------   -----     -----------   --------  ------
          Total interest-bearing deposits                 983,678       26,044   3.53          894,986     23,946   3.57
          Other                                            72,400        1,979   3.65           45,432      1,079   3.17
                                                       ----------    ---------   -----     -----------   --------  ------
          Total interest-bearing liabilities            1,056,078       28,023   3.54          940,418     25,025   3.55
                                                                      ---------  -----     -----------   --------  ------
          Demand deposits                                 125,089                              109,021
          Other liabilities                                 9,830                               10,335
                                                       ----------                          -----------
          Total liabilities                             1,190,997                            1,059,774
          Shareholders' equity                             93,741                               79,695
                                                       ----------                          -----------
          Total liabilities and shareholders' equity   $1,284,738                           $1,139,469
                                                       ==========                           ==========
          Net interest income                                       $   35,479                         $   33,377
                                                                    ==========                         ==========
          Interest rate spread                                                   3.53                               3.78
          Net interest margin                                                    3.95                               4.19


          Note: No adjustment for tax-exempt income has been made because the amounts are not material.

          Net Interest Income. Net interest income for first nine months of 1994 increased primarily as a result of a 16.26% increase in earning assets. For the first nine months of 1994, interest income increased $5,100,000 or 8.73% and interest expense increased $2,998,000 or 11.98% from the same period in 1993, resulting in a net interest income increase of $2,102,000 or 6.30%.

          The following table presents the increase (decrease) in levels of interest income and interest expense resulting from variances in volume and interest rates.

                                                  For the nine  months  ended
                                             September 30, 1994 compared to 1993
                                             -----------------------------------
                                                (Dollars expressed in thousands)
                                                   Volume(1) Rate(2)  Net Change
                                                   --------  -------    -------
Interest earned on:
     Loans (3) .................................   $ 6,500   $(1,237)   $ 5,263
     Investment securities (4) .................     1,222    (1,308)       (86)
     Other interest earning assets .............        41      (118)       (77)
                                                   -------   -------    -------
Total interest income ..........................     7,763    (2,663)     5,100

Interest paid on:
     NOW accounts ..............................       451        87        538
     Time, money market and savings deposits ...     1,826      (266)     1,560
     Other .....................................       738       162        900
                                                   -------   -------    -------
Total interest expense .........................     3,015       (17)     2,998
                                                   -------   -------    -------
Net interest income ............................   $ 4,748   $(2,646)   $ 2,102
                                                   =======   =======    =======

(1) Based on change in volume applied to current year rate.

(2) Based on change in rate applied to prior year volume; effect of change in rate on change in volume has therefore been attributed to change in volume.

(3) Income from loans on nonaccrual status is included in loan income on a cash basis while nonaccrual loan balances are included in average volume. Loan fees are included in loan income.

(4) No adjustment for tax exempt income has been made because the amounts are not material.

          Provision and Allowance for Loan Losses. Management evaluates the loan portfolio and reserves of the subsidiary banks at least quarterly to ensure the accurate and timely accounting for problem loans and to ensure the adequacy of the banks' reserve for possible loan losses. Management believes the reserve for possible loan losses as of September 30, 1994 was adequate based on the risks identified at that date and has been computed in accordance with generally accepted accounting principles. The reserve balance at September 30, 1994 represents 1.24% of the total loans outstanding compared to 1.50% at September 30, 1993. This reduction is primarily due to the decline in the level of nonperforming assets.

          The table below illustrates the level of nonperforming assets and reserves as a percentage of ending assets at September 30 (dollars in thousands).

                                             1994                  1993
                                      -------------------      ----------------
                                      Amount      Percent     Amount    Percent
                                      ------      -------     ------    -------
Nonperforming loans                   $4,436        0.33%     $4,484     0.38%
Other real estate owned               $  382        0.03%     $2,524     0.22%
Total nonperforming assets            $4,818        0.36%     $7,008     0.60%
Reserves for possible loan losses     $8,203        0.60%     $8,023      .68%
Reserves/nonperforming assets                     170.26%              114.48%

          Nonaccrual loans were $1,884,000 at September 30, 1994. Loans past due over 89 days and still accruing interest were $2,552,000 at September 30, 1994. All such loans are domestic.

          It is TCB's policy to continually monitor its loan portfolio and to discontinue the accrual of interest on any loan in which payment of principal or interest in a timely manner in the normal course of business is doubtful. Interest on nonaccrual loans at September 30, 1994, which would have been recorded under the original terms of the loans or the amounts subsequently received is not readily available; however, the amounts are not material.

          Changes in the allowance for loan losses are as follows (dollars in thousands):

                                                        Nine Months ended
                                                           September 30
                                                     -----------------------
                                                       1994            1993
                                                       ----            ----
Balance at beginning of period                       $ 7,922         $ 7,135
Charge-offs                                             (363)           (383)
Recoveries                                               188             246
                                                     -------         -------
Net charge-offs                                         (175)           (137)
Provision charged to expense                             456           1,025
                                                     -------         -------
Balance at end of period                             $ 8,203         $ 8,023
                                                     =======         =======
Ratio of net charge-offs to average loans
    outstanding during the period                       0.03%           0.03%
Period-end allowance to loans outstanding               1.24            1.50

          At September 30, 1994, management of TCB concluded that the allowance for possible loan losses was adequate.

          At December 31, 1994, given the significant growth in loans in 1994 and other factors, TCB made a provision to the reserve for loan losses of approximately $2.9 million, increasing the reserve to approximately 1.5% of total loans.

          Loan Portfolio. Components of loans are as follows (in thousands):

                                                                September 30
                                                             1994         1993
                                                             ----         ----
Commercial, financial and agricultural                     $156,504     $140,032
Real estate construction                                    120,426       96,827
Real estate mortgage                                        182,078      172,332
Installment and consumer, net of earned discount            200,042      126,958
                                                           --------     --------
Total loans                                                $659,050     $536,149
                                                           ========     ========

          TCB does not have any foreign loans. Also, TCB does not have a concentration of loans exceeding 10% of total loans which are not otherwise disclosed in the portfolio composition table.

          Commercial loans are both fixed and variable rate, made to established business concerns in the local business area and supported by satisfactory financial statements. Commercial loans are generally well secured or guaranteed by principals of substantial worth and experience. Each of the subsidiary banks' credit policy limits commercial loans secured by real estate to 80% of the value of the related collateral. These loans are either owner occupied or there is an assignment of the lease or rent agreement. Each of the subsidiary banks requires evidence of insurance, and escrows for taxes for such loans. All loans in excess of certain amounts are required to have an approved appraisal that is consistent with regulatory guidelines.

          Real estate mortgage loans are balanced between fixed and adjustable rate first mortgage loans and variable rate home equity loans with an 80% maximum loan to appraised value ratio and proper lien or mortgage filings. TCB also requires current appraisals and evidence of insurance.

          TCB's consumer loan portfolio has increased significantly in the last two years. This increase is primarily a result of TCB targeting the indirect automobile lending area and significantly increasing the number of automobile dealers through which TCB is offering loans. TCB requires dealer reserves and at least a 90% loan to value ratio in originating indirect consumer loans.

          The following sets forth, by time remaining to maturity, the TCB loan portfolio at September 30, 1994 (in thousands):

                                                        Amount
                                                Fixed Rate  Floating Rate
                                                ----------  -------------
          Remaining term to maturity
          Three months or less                   $ 41,692     $102,204
          Three to twelve months                  130,579        7,033
          One to five years                       347,197           83
          Over five years                          30,240           22
                                                 --------     --------
          Total                                  $549,708     $109,342
                                                 ========     ========

          Investment Portfolio. Investment securities represent 45.51% and 47.68% of the total assets of TCB at September 30, 1994 and 1993, respectively. The investment portfolio is a source of interest income and is used to meet liquidity needs and to collateralize public funds.

          The amortized cost of the investment portfolio by category of securities is as follows (in thousands):

Held to Maturity
                                                                September 30
                                                              1994        1993
                                                              ----        ----
U.S. Treasury obligations and obligations of
     U.S. Government agencies                              $ 48,503     $153,480
Obligations of states and political subdivisions            100,866       91,227
Mortgage-backed securities                                  120,294      313,690
Other investment securities                                     303          669
                                                           --------     --------
                                                           $269,966     $559,066
                                                           ========     ========

Available for Sale
                                                                September 30
                                                              1994       1993
                                                              ----       ----
U.S. Treasury obligations and obligations of
     U.S. Government agencies                              $ 72,233         --
Obligations of states and political subdivisions               --           --
Mortgage-backed securities                                  258,512         --
Other investment securities                                   3,778         --
                                                           --------     --------
                                                           $334,523         --
                                                           ========     ========

Effective October 1, 1994, TCB transferred securities with a net book value of approximately $236,636,000 from its available-for-sale to held-to-maturity portfolio. Unrealized depreciation of approximately $8,766,000 is included in equity related to the decline in market value of these securities and will be amortized over the remaining life of the securities as a yield adjustment. After this transfer, TCB continues to maintain over $108,000,000 in available-for-sale securities for possible liquidity needs.

          The following sets forth, by time remaining to maturity, investments at September 30, 1994 (in thousands):

                                                        Amount
                                               Fixed Rate   Floating Rate
                                               ----------   -----------
          Remaining  term to maturity
          Three months or less                   $    770     $  5,566
          Three to twelve  months                   6,181       26,450
          One to five years                       116,221         --
          Over five years                         449,301         --
                                                 --------     --------
          Total                                  $572,473     $ 32,016
                                                 ========     ========

          There was no single issuer of securities in the investment portfolio at September 30, 1994, other than the U.S. Government, its agencies and corporations, for which the aggregate amortized cost exceeded ten percent of total stockholders' equity.

          Noninterest Income. Noninterest income increased to $9,718,000 for the nine months ended September 30, 1994 compared to $8,321,000 for the nine months ended September 30, 1993. The increase was primarily due to the 12.17% increase in service charges on deposits accounts resulting from the growth of deposits, and a $461,000 increase in gains on the sale of other real estate resulting primarily from the sale of one property in the first quarter of 1994.

          Noninterest Expense. Noninterest expense increased to $28,495,000 for the nine months ended September 30, 1994 compared to $25,090,000 for the same period in 1993. The 13.57% increase is attributable to the continued growth of TCB. Additions to bank premises of $3.5 million during the first nine months of 1994 and $8.2 million during all of 1993 have resulted in a $752,000 increase in net occupancy and equipment expense. Salaries and benefits increased $1,943,000 to $13,303,000 for the first nine months of 1994 compared to the first nine months of 1993 due to normal salary adjustments and an increase in the number of employees due to the internal growth of TCB.

          During the fourth quarter of 1994, TCB recorded noninterest expense of approximately $4,200,000 relating to merger-related expense accruals and entries to conform TCB's accounting policies to those of Mercantile.

          Return on Equity and Assets. The percent of net income to average assets and average stockholders' equity and other data for the nine months ended September 30, 1994 and 1993:

                                                         1994       1993
                                                         ----       ----
     Return on average total assets                      1.20%      1.35%
     Return on average total stockholders' equity       16.66      19.15
     Ratio of average total stockholders' equity
          to average total assets                        7.23       7.03
     Ratio of total dividends declared to net income     8.72       8.91

Years Ended December 31, 1993, 1992, and 1991

          Results of Operations. For each of the last three years TCB has reported consolidated net income from operations; $15,189,000 in 1993, $13,398,000 in 1992, and $9,288,000 in 1991. The increase in net income is attributable to TCB's growth in loans and deposits, improving asset quality, and a favorable interest rate environment. The following commentary presents a more thorough analysis of the results of operations and financial position for the previous three years.

          Liquidity and Capital Resources. TCB has focused on its liquidity position in 1993 and 1992 by increasing core deposits, establishing correspondent banking relationships, and maintaining significant levels of short-term investment securities. The ratio of net loans to deposits at December 31, 1993 was 51.77% and 47.23% at December 31, 1992.

          Net cash provided by operating activities in 1993 was $15,482,000 primarily resulting from TCB's net income of $15,189,000. Net cash used in investing activities was $130,446,000 in 1993. Loans increased by $93,832,000 and investment securities totaling $240,032,000 were purchased in 1993. These uses of funds were largely offset by $207,358,000 in proceeds from the maturities and sales of securities. Net cash provided by financing activities was $113,977,000 which resulted from the net increase in deposits of $104,798,000 in 1993.

          Net cash provided by operating activities in 1992 was $5,888,000 composed primarily of TCB's net income of $13,398,000 offset by decreases in liabilities and origination of mortgage loans held for sale. Net cash used in investing activities was $186,533,000 in 1992. During 1992, loans increased by $51,746,000 and investment securities totaling $150,838,000 (net of sales and maturities) were purchased. Net cash provided by financing activities in 1992 of $198,398,000 primarily resulted from a $201,563,000 increase in deposits.

          TCB's capital level remains strong when compared to regulatory minimums as illustrated in the table below (dollars in thousands):

                                                         December 31
                                                      1993         1992
                                                      ----         ----
     Tier I capital                              $   84,009   $   69,757
     Tier II capital                                  7,558        7,072
     Total risk-based capital                        91,657       76,829
     Risk-adjusted assets                           698,414      587,887

     Tier I capital to risk-adjusted assets:
          Capital ratio                               12.04%       11.87%
          Minimum ratio                                4.00         4.00

     Total capital to risk-adjusted assets:
          Capital ratio                               13.12        13.07
          Minimum ratio                                8.00         8.00

          The following sets forth, by time remaining to maturity, certificates and other time deposits over $ 100,000 at December 31, 1993 (in thousands).

                                                   Amount
                                                  --------
                     Remaining term to maturity
                     Three months or less         $ 92,353
                     Three to twelve months         75,786
                     One to five years              11,507
                     Over five years                  --
                                                  --------
                     Total                        $179,646
                                                   =======

          The composition of average deposits and the average rates paid on those deposits is presented in the table of average balances, interest and rates included in the following table (which is presented on a fully-taxable equivalent (FTE) basis). TCB does not have any significant deposits from foreign depositors.

TCBankshares, Inc. and Subsidiaries

                                                               As of and for the year ended December 31
                                  -------------------------------------------------------------------------------------------------
                                                1993                                1992                           1991
                                  -------------------------------     ---------------------------      ---------------------------
                                  Average      Income/      Yield/    Average    Income/   Yield/      Average      Income/  Yield/
                                  Balance      Expense      Rate      Balance    Expense    Rate       Balance      Expense    Rate
                                  -------      -------      ----      -------    -------    ----       -------      -------  ------

Average balances, interest and rates
(dollar amounts in thousands)

Assets
Loans                          $  512,593  $   42,067        8.20% $  436,691  $ 40,306    9.23%    $  415,170    $ 43,754  10.54%
Investment securities             560,524      39,884        7.12     467,898    38,790    8.29        345,192      31,269   9.06
Other interest
   earning assets                  11,550         384        3.32      17,279       687    3.97         31,985       1,834   5.73
                               ----------  ----------  ----------  ----------   -------    ----     ----------     -------   ----
Total earning assets            1,084,667      82,335        7.59     921,868    79,783    8.65        792,347      76,857   9.70
Noninterest
   earning assets                  75,852                              70,897                           67,608
                                ----------                         ----------                       ----------
Total assets                   $1,160,519                          $  992,765                       $  859,955
                               ==========                          ==========                       ==========

Liabilities and
   shareholders' equity
NOW accounts                   $  167,083       3,879        2.32  $  131,524     4,006    3.05     $  123,910       4,913   3.96
Time, money market,
   and savings deposits           753,251      28,475        3.78     642,668    30,224    4.70        556,687      35,617   6.40
                               ----------  ----------  ----------  ----------   -------    ----     ----------     -------   ----
Total interest-bearing
   deposits                       920,334      32,354        3.52     774,192    34,230    4.42        680,597      40,530   5.96
Other                              37,772       1,558        4.12      33,591     1,531    4.56         27,857       1,870   6.71
                               ----------  ----------  ----------  ----------   -------    ----     ----------     -------   ----

Total interest-bearing
   liabilities                    958,106      33,912        3.54     807,783    35,761    4.43        708,454      42,400   5.98
                                           ----------                          --------                            -------
Demand deposits                   112,742                             105,676                           85,178
Other liabilities                   8,232                              10,885                            8,487
                                ----------                         ----------                       ----------
Total liabilities               1,079,080                             924,344                          802,119
Shareholders' equity               81,439                              68,421                           57,836
                               ==========                          ----------                       ----------
Total liabilities and
   shareholders' equity        $1,160,519                          $  992,765                       $  859,955
                               ==========                          ==========                       ==========

Net interest income                        $   48,423                          $ 44,022                           $ 34,457
                                           ==========                          ========                           ========
Interest rate spread                                         4.05                          4.23                              3.72
Net interest margin                                          4.46                          4.78                              4.35



          Net Interest Income. Net interest income (FTE) is the difference between interest income generated on earning assets and interest expense paid on deposits and borrowings. The net interest income for TCB increased by $4,401,000 from 1992 to 1993 and by $9,565,000 from 1991 to 1992.

          The increases in net interest income occurred in a generally falling interest rate environment which benefited TCB due to its liability sensitive position. In addition, the loan portfolio grew by $98,810,000 in 1993 contributing to the increase. The net interest margin (FTE) decreased to 4.46% for 1993 as compared to 4.78% for 1992 and 4.35% in 1991. The decline in 1993 is primarily attributable to a decline in the yield on TCB's mortgage-backed investment securities, due to an accelerated level of prepayments.

          The following table portrays the increase (decrease) in levels of interest income and interest expense resulting from variances in volume and interest rates.


                                  For the year ended December 31,         For the year ended December 31,
                                       1993 compared to 1992                   1992 compared to 1991
                                  (Dollars expressed in thousands)       (Dollars expressed in thousands)
                                 Volume(1)      Rate(2)   Net Change    Volume(1)     Rate(2)     Net Change
                                ---------    ---------    ---------    ---------    ---------    -----------
Interest earned on:
Loans (3)                       $   6,231    $  (4,470)   $   1,761    $   1,986    $  (5,434)   $  (3,448)
Investment securities (4)           6,595       (5,501)       1,094       10,172       (2,651)       7,521
Other interest earning assets        (190)        (113)        (303)        (583)        (564)      (1,147)
                                ---------    ---------    ---------    ---------    ---------    ---------
Total interest income              12,636      (10,084)       2,552       11,575       (8,649)       2,926

Interest paid on:
NOW accounts                          825         (952)        (127)         232       (1,139)        (907)
Time, money market and
  savings deposits                  4,180       (5,929)      (1,749)       3,447       (9,505)      (6,058)
Other                                 172         (145)          27          838         (512)         326
                                ---------    ---------    ---------    ---------    ---------    ---------
Total interest expense              5,177       (7,026)      (1,849)       4,517      (11,156)      (6,639)
                                ---------    ---------    ---------    ---------    ---------    ---------
Net interest income             $   7,459    $  (3,058)   $   4,401    $   7,058    $   2,507    $   9,565
                                =========    ==========   =========    =========    =========    =========



(1) Based on change in volume applied to current year rate.

(2) Based on change in rate applied to prior year volume; effect of change in rate on change in volume has therefore been attributed to change in volume.

(3) Income from loans on nonaccrual status is included in loan income on a cash basis while nonaccrual loan balances are included in average volume. Loan fees are included in loan income.

          Provision and Allowance for Loan Losses. Management evaluates the loan portfolio and reserves of the banks at least quarterly to ensure the timely accounting for problem loans and to ensure the adequacy of the subsidiary banks' reserves for possible loan losses. The consolidated reserve balance at December 31, 1993 represents 1.41% of the total loans outstanding compared to 1.53% and 1.51% at December 31, 1992, and 1991, respectively. TCB's reserve to nonperforming assets has increased over the last three years due to the improvement in TCB's asset quality.

          The table below illustrates the level of nonperforming assets and reserves as a percentage of ending assets for the last five years (dollars in thousands).


                                      1993                 1992                 1991               1990                1989
                                Amount    Percent    Amount    Percent    Amount   Percent    Amount   Percent    Amount Percent
                               -------     ----     -------     ----     -------    ----     -------  ------     -------  -----
Nonperforming loans            $ 4,655     0.38%    $ 5,437     0.50%    $ 8,279    0.93%    $10,327    1.16%    $ 5,207  0.63%
Other real estate owned          2,464     0.20       3,442     0.31       5,463    0.61       2,602    0.29       3,289  0.40
                               -------     ----     -------     ----     -------    ----     -------  ------     -------  ----
Total nonperforming assets     $ 7,119     0.58%    $ 8,879     0.81%    $13,742    1.54%    $12,929    1.45%    $ 8,496  1.03%
                               =======   ======     =======    ======     ======  ======     =======   ======    =======  =====
Reserves for possible loan
  losses                       $ 7,923     0.65%    $ 7,135     0.65%    $ 6,236    0.70%    $ 5,038    0.56%    $ 5,396  0.65%
                               =======   ======     =======    ======     ======  ======     =======   ======    =======  =====

Reserves/nonperforming assets            111.29%               80.36%              45.38%              38.97%            63.51%
                                         ======                ======            =======               ======            ======

          Nonaccrual loans were $2.2 million, $4.8 million, and $7.1 million at December 31, 1993, 1992, and 1991, respectively. Loans past due over 89 days and still accruing interest were $2.4 million, $0.6 million, and $1.2 million at December 31, 1993, 1992, and 1991, respectively.

          It is TCB's policy to continually monitor its loan portfolio and to discontinue the accrual of interest on any loan in which payment of principal or interest in a timely manner in the normal course of business is doubtful. Subsequently, interest income is recognized as received. Interest on nonaccrual loans which would have been recorded under the original terms of the loans less interest actually recorded was $118,000 in 1993, $367,000 in 1992, and $359,000 in 1991.

          Changes in the reserve for loan losses are as follows (in thousands):

                                                              Year ended December 31
                                          1993           1992        1991          1990           1989
                                       ---------      ---------    --------      --------      --------
Balance at beginning of year            $ 7,135       $ 6,236       $ 5,038       $ 5,396       $ 5,926
Charge-offs                                (812)       (1,763)       (1,569)       (2,398)       (1,521)
Recoveries                                  376           576           388           365           692
                                        -------       -------       -------       -------       -------
Net charge-offs                            (436)       (1,187)       (1,181)        2,033           829

Allowance for loan losses on
   loans purchased                         --            --             228          --            --
Provision charged to expense              1,224         2,086         2,151         1,675           299
                                        -------       -------       -------       -------       -------
Balance at end of year                  $ 7,923       $ 7,135       $ 6,236       $ 5,038       $ 5,396
                                        =======       =======       =======       =======       =======
Ratio of net charge-offs to average
   loans outstanding during the
   period                                  0.09%         0.27%         0.29%         0.51%         0.22%
                                        =======       =======       =======       =======       =======
Year-end reserve to loans outstanding      1.41%         1.53%         1.51%         1.21%         1.35%
                                        =======       =======       =======       =======       =======


Management of TCB concluded the reserve for possible loan losses was adequate at the end of each of the three years summarized above.


          Loan Portfolio. Components of loans are as follows (in thousands):

                                                          Year ended December 31
                                            1993       1992       1991       1990       1989
                                          -------    -------    -------    -------    ------
Commercial, financial and agricultural   $152,432   $133,074   $115,829   $125,586   $136,897
Real estate construction                  101,207     83,593     80,758     85,391     63,017
Real estate mortgage                     $178,204    159,814    142,359    125,053    120,029
Installment and consumer, net of
  unearned discount                       130,154     86,707     71,129     72,827     71,465
                                         ========   ========   ========   ========   ========
Total loans                              $561,997   $463,188   $410,075   $408,857   $391,408
                                         ========   ========   ========   ========   ========


          TCB does not have any foreign loans or concentrations of loans exceeding 10% of total loans which are not otherwise disclosed in the portfolio composition table. Also TCB does not have any material amount of interest-earning assets which would have been included in nonaccrual, past-due, or restructured loans, if such assets were loans.

          Letters of credit outstanding were $5.1 million, $3.2 million, and $2.3 million and unfunded loan commitments were $89.7 million, $66.3 million, and $56.5 million at December 31, 1993, 1992, and 1991, respectively. The credit risk involved in issuing letters of credit and loan commitments is essentially the same as that involved in making loans.

          The following sets forth, by time remaining to maturity, TCB's loan portfolio at December 31, 1993 (in thousands):

                                                    Amount
                                            Fixed Rate  Floating Rate
                                            ----------   ------------
               Remaining term to maturity
               Three months or less         $  53,383     $ 107,029
               Three to twelve months         110,756         4,895
               One to five years              257,000         1,175
               Over five years                 27,734            25
                                            ---------     ---------
               Total                        $ 448,873     $ 113,124
                                            =========     =========

          Investment Portfolio. Investment securities represent 47.1% of the total assets of the TCB at December 31, 1993 as compared to 49.7% in 1992, and 44.0% in 1991. The investment portfolio is a source of interest income and is used to meet liquidity needs and to collateralize public funds.

          The amortized cost of the investment portfolio by category of securities is as follows (in thousands):

                                                       December 31
                                                 1993       1992       1991
                                                ------     ------     ------
   U.S. Treasury obligations and obligations
       of U.S. Government agencies             $153,713   $139,863   $105,385
   Obligations of states and political
       subdivisions                              99,496     80,547     71,684
   Mortgage-backed securities                   323,007    323,185    213,679
   Other investment securities                      669        567        887
                                               --------   --------   --------
                                               $576,885   $544,162   $391,635
                                               ========   ========   ========

          Investment securities with a carrying value of $240.2 million, $223.2 million and $139.6 million were pledged at December 31, 1993, 1992, and 1991, respectively, to secure public deposits, trust deposits, and for other purposes as required by law.

          The following sets forth, by time remaining to maturity, investments at December 31, 1993 (in thousands):

                                                       Amount
                                               Fixed Rate  Floating Rate
                                               ---------     ---------
          Remaining term to maturity
          Three months or less                 $   2,377     $   5,018
          Three to twelve months                  17,525        46,321
          One to five years                      109,471          --
          Over five years                        396,173          --
                                               ---------     ---------
          Total                                $ 525,546     $  51,339
                                               =========     =========

          There was no single issuer of securities in the investment portfolio at December 31, 1993, other than the U.S. Government, its agencies and corporations, for which the aggregate amortized cost exceeded ten percent of total stockholders' equity.

          Noninterest Income. Noninterest income increased to $11,534,000 for the year ended December 31, 1993 compared to $10,238,000 for the year ended December 31, 1992. The increase was primarily due to a $667,000 increase in service charges on deposit accounts as deposits continued to grow and a $562,000 increase in gains on the sale of mortgage loans on the secondary market.

          Noninterest income increased to $10,238,000 for the year ended December 31, 1992 compared to $7,923,000 for the year ended December 31, 1991. The increase was attributable to a $2,066,000 increase in investment security gains. Service charges on deposit accounts also increased by $335,000 due to higher levels of deposits.

          Noninterest Expense. Noninterest expense increased to $35,038,000 for the year ended December 31, 1993 compared to $31,240,000 for the year ended
December 31, 1992. The increase was the result of increases of $2,134,000, $766,000, and $273,000 in compensation expense, occupancy expense, and FDIC assessments, respectively. All these amounts increased due to the growth experienced by TCB. Merchandising expense also increased $451,000 as TCB continued to market itself aggressively in its primary markets, contributing to its growth and success.

          Noninterest expense increased to $31,240,000 for the year ended December 31, 1992 compared to $25,740,000 for the year ended December 31, 1991. The increase resulted from increases of $2,546,000, $560,000, and $397,000 in compensation expense, occupancy expense, and FDIC assessments, respectively, due to the growth of TCB in size, locations, and employees. Extensive marketing, which contributed to this growth, resulted in a $452,000 increase in merchandising expense.

          Return on Equity and Assets. The percent of net income to average assets and average stockholders' equity and other data for the years ended December 31, 1993, 1992 and 1991 is presented below:

                                                   1993       1992       1991
                                                   ----       ----       ----
Return on average total assets                     1.31%      1.35%      1.08%
Return on average total stockholders' equity      18.65      19.58      16.06
Ratio of average total stockholders' equity
  to average total assets                          7.02       6.89       6.80
Ratio of total dividends declared to net
  income                                           8.40       9.52      13.72

Ownership Of TCB Common Stock

          The following table sets forth certain information as of September 30, 1994 regarding the beneficial ownership of TCB Common Stock by each person known to the Board of Directors of TCB to own beneficially 5% or more of TCB Common Stock, by each director of TCB, and by all directors and officers of TCB as a group.

Name and Address of                 Amount and Nature and        Percent of
Beneficial Owner                     Beneficial Ownership (1)     Class (1)
- ----------------                    ------------------------     ---------
Dr. John Griffith                              --                    --

Frank Lyon, Jr. -
   Boca Raton, Florida                     2043.4436(2)             95.9%

Paul Moore                                     --                    --

T.E. Renaud -
   North Little Rock, Arkansas              88.2934                  4.1

All officers and directors as
  a group
    (5 persons)                            2,131.737               100.0%


(1) Beneficial  ownership is  determined  in  accordance  with  the rules of the
Securities and Exchange Commission which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power and/or investment power with respect to those securities. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Percentage ownership calculations are based on 2,131.737 shares of TCB Common Stock outstanding.

(2) Of the shares shown as beneficially owned by Frank Lyon, Jr., all shares are held by him as sole trustee of two trusts established for his benefit.

                        INFORMATION REGARDING MBI STOCK

  Description of MBI Common Stock and Attached Preferred Share Purchase Rights

          General. MBI has authorized 5,000,000 shares of preferred stock, no par value ("Preferred Stock"), and 100,000,000 shares of common stock, par value $5.00 per share. At November 30, 1994, MBI had no issued or outstanding shares of Preferred Stock and 43,290,784 shares of MBI Common Stock issued and outstanding. Under Missouri law, MBI's Board of Directors may generally approve the issuance of authorized shares of Preferred Stock and MBI Common Stock without stockholder approval.

          MBI's Board of Directors is also authorized to fix the number of shares and determine the designation of any series of Preferred Stock and to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any series of Prefrred Stock. MBI's Board of Directors has designated and reserved Series A Junior Participating Preferred Stock pursuant to MBI's Preferred Share Purchase Rights Plan described below. In connection with the Merger, it is contemplated that MBI's Board of Directors will designate the MBI Series B-1 Preferred Stock and the MBI Series B-2 Preferred Stock.

          The existence of a substantial number of unissued and unreserved shares of MBI Common Stock and undesignated shares of Preferred Stock may enable the MBI Board of Directors to issue shares to such persons and in such manner as may be deemed to have an antitakeover effect.

          Dividends. The holders of the MBI Common Stock are entitled to share ratably in dividends when, as and if declared by the MBI Board of Directors from funds legally available therefor, after full cumulative dividends have been paid or declared, and funds sufficient for the payment thereof set apart, on all series of Preferred Stock ranking superior as to dividends to the MBI Common Stock.

          The Board of Directors of MBI intends to maintain its present policy of paying quarterly cash dividends on the MBI Common Stock, when justified by the financial condition of MBI and its subsidiaries. The declaration and amount of future dividends will depend on circumstances existing at the time, including MBI's earnings, financial condition and capital requirements as well as regulatory limitations, note and indenture provisions and such other factors as the Board of Directors may deem relevant. The payment of dividends to MBI by subsidiary banks is subject to extensive regulation by various state and federal regulatory agencies. See "SUPERVISION AND REGULATION."

          Voting Rights. Each holder of MBI Common Stock has one vote for each share held on matters presented for consideration by the shareholders, except that, in the election of directors, such shareholders presently have cumulative voting rights which entitle each such shareholder to the number of votes which equals the number of shares held by the shareholder multiplied by the number of directors to be elected. All such cumulative votes may be cast for one candidate for election as a director or may be distributed among two or more candidates.

          Preemptive Rights. The holders of MBI Common Stock have no preemptive right to acquire any additional unissued shares or treasury shares of MBI.

          Liquidation Rights. In the event of liquidation, dissolution or winding-up of MBI, whether voluntary or involuntary, the holders of MBI Common Stock will be entitled to share ratably in any of its assets or funds that are available for distribution to its stockholders after the satisfaction of its liabilities (or after adequate provision is made therefor) and after preferences on any outstanding Preferred Stock.

          Assessment and Redemption. Shares of MBI Common Stock issuable in the Merger will be, when issued, fully paid and nonassessable. Such shares do not have any redemption provisions.

          Preferred Share Purchase Rights Plan. One preferred share purchase right (a "Right") is attached to each share of MBI Common Stock. The Rights trade automatically with shares of MBI Common Stock, and become exercisable and will trade separately from the MBI Common Stock on the 10th day after public announcement, or notice to MBI, that a person or group has acquired, or has the right to acquire, beneficial ownership of 20% or more of the outstanding shares of MBI Common Stock, or upon commencement or announcement, or notice to MBI, of intent to make a tender offer for 20% or more of the outstanding shares of MBI Common Stock, in either case without prior written consent of the Board of Directors. When exercisable, each Right will entitle the holder to buy 1/100 of a share of Series A Junior Participating Preferred Stock at an exercise price of $100 per Right. In the event a person or group acquires beneficial ownership of 20% or more of MBI Common Stock, holders of Rights (other than the acquiring person or group) may purchase MBI Common Stock having a market value of twice the then current exercise price of each Right. If MBI is acquired by any person or group after the Rights become exercisable, each Right will entitle its holder to purchase stock of the acquiring company having a market value of twice the current exercise price of each Right. The Rights are designed to protect the interests of MBI and its stockholders against coercive takeover tactics. The purpose of the Rights is to encourage potential acquirors to negotiate with MBI's Board of Directors prior to attempting a takeover and to give the Board leverage in negotiating on behalf of all stockholders the terms of any proposed takeover. The Rights may deter certain takeover proposals. The Rights, which can be redeemed by MBI's Board of Directors in certain circumstances, expire by their terms on June 3, 1998.

          Classification of Board of Directors. The Board of Directors of MBI is divided into three classes, and the directors are elected by classes to three-year terms, so that one of the three classes of the directors of MBI will be elected at each annual meeting of the stockholders. While this provision promotes stability and continuity of the Board of Directors, classification of the Board of Directors may also have the effect of decreasing the number of directors that could otherwise be elected at each annual meeting of stockholders by a person who obtains a controlling interest in the MBI Common Stock and thereby could impede a change in control of MBI. Because fewer directors will be elected at each annual meeting, such classification also will reduce the effectiveness of cumulative voting as a means of establishing or increasing minority representation on the Board of Directors.

          Other Matters. MBI's Restated Articles of Incorporation and By-Laws also contain provisions which: (i) require the affirmative vote of holders of at least 75% of the voting power of all of the outstanding shares of MBI entitled to vote in the election of directors to remove a director or directors without cause; (ii) require the affirmative vote of the holders of at least 75% of the voting power of all shares of the outstanding capital stock of MBI to approve certain "business combinations" with "interested parties" unless at least two-thirds of the Board of Directors first approve such business combinations; and (iii) require an affirmative vote of at least 75% of the voting power of all shares of the outstanding capital stock of MBI for the amendment, alteration, change or repeal of any of the above provisions unless at least two-thirds of the Board of Directors first approve such an amendment, alteration, change or repeal. MBI's Articles of Incorporation also requires the Board of Directors, in considering any business combination, to give due consideration to all factors that the Board of Directors may consider relevant, including the effects of the proposed transaction on the depositors and customers of MBI and its subsidiaries, on their communities and geographic areas and on any of their businesses and properties; and the adequacy of the consideration offered in the proposed transaction in relation to the current market price of MBI's outstanding securities and to the value of MBI in a freely negotiated transaction and the Board's estimate of the future value of MBI. Such provisions may be deemed to have an antitakeover effect.

Restrictions on Resale of MBI Capital Stock by Affiliates; Affiliate Agreements

          MBI Common Stock. Under Rule 145 of the Securities Act, all Stockholders, by virtue of being "affiliates" of TCB, will be limited in their right to resell the stock so received in the Merger. Stockholders who desire to resell the MBI Common Stock so received must sell such stock either pursuant to an effective registration statement under the Securities Act or in accordance with an applicable exemption. In addition, Stockholders who become "affiliates" of MBI following the Merger will be limited in their right to resell the MBI Common Stock received in the Merger.

          Rule 145(d) provides that persons deemed to be affiliates of a company such as MBI solely by virtue of having been affiliates of a company such as TCB prior to a transaction such as the Merger may resell their stock pursuant to certain of the requirements of Rule 144 under the Securities Act if such stock is sold within the first two years after the receipt thereof. After two years if such person is not an affiliate of MBI and if MBI is current with respect to its required public filings, a former affiliate of TCB may freely resell the stock received in the Merger without limitation. After three years from the issuance of the stock, if such person is not an affiliate of MBI at the time of sale and for at least three months prior to such sale, such person may freely resell such stock, without limitation, regardless of the status of MBI's required public filings.

          The shares of MBI Common Stock to be received by affiliates of TCB in the Merger will be legended as to the restrictions imposed upon resale of such stock.

          MBI Preferred Stock. The MBI Preferred Stock received by Mr. Lyon pursuant to the Merger is being issued by MBI pursuant to "transactions by an issuer not involving any public offering" within the meaning of Section 4(2) of the Securities Act. As such, the MBI Preferred Stock is unregistered stock and may only be sold, unless subsequently registered pursuant to an effective registration statement under the Securities Act, pursuant to an applicable exemption, such as Section 4(2), under the Securities Act. The shares of MBI Preferred Stock to be received by Mr. Lyon in the Merger will be legended as to the restrictions imposed upon resale of such stock.

Comparison of the Rights of Stockholders of MBI and TCB

          MBI is incorporated under the laws of the State of Missouri. TCB is organized under the laws of the State of Arkansas. The rights of MBI's stockholders are governed by MBI's Restated Articles of Incorporation and By-Laws and The General and Business Corporation Law of the State of Missouri (the "Missouri Act"). The rights of TCB's stockholders are governed by TCB's Articles of Incorporation and By-Laws and by the Arkansas Act. The rights of TCB stockholders who receive shares of MBI Capital Stock in the Merger will thereafter be governed by MBI's Restated Articles of Incorporation and By-Laws and by the Missouri Act. The material rights of such stockholders, and, where applicable, material differences between the rights of MBI stockholders and TCB stockholders, are summarized below.

          Preferred Share Purchase Rights Plan. As described above under "-- Description of MBI Common Stock and Attached Preferred Share Purchase Rights," MBI Common Stock has attached Rights, which may deter certain takeover proposals. TCB does not have a rights plan.

          Supermajority Provisions. MBI's Restated Articles of Incorporation and MBI's By-Laws contain provisions requiring a supermajority vote of the stockholders of MBI to approve certain proposals. Under both MBI's Restated
Articles and By-Laws, removal by the stockholders of the entire Board of Directors or any individual director from office without cause requires the affirmative vote of not less than 75% of the total votes entitled to be voted at a meeting of stockholders called for the election of directors. Amendment by the stockholders of MBI's Restated Articles or By-Laws relating to (i) the number or qualification of directors; (ii) the classification of the Board of Directors;
(iii) the filling of vacancies on the Board of Directors; or (iv) the removal of directors, requires the affirmative vote of not less than 75% of the total votes of MBI's then outstanding capital stock entitled to vote, voting together as a single class, unless such amendment has previously been expressly approved by at least 66-2/3% of the Board of Directors. The MBI Restated Articles of

Incorporation also provides that, in addition to any stockholder vote required under Missouri law, the affirmative vote of the holders of not less than 75% of the total votes to which all of the then outstanding shares of capital stock of MBI are entitled, voting together as a single class (the "Voting Stock"), shall be required for the approval of any Business Combination. A "Business Combination" is defined generally to include sales, exchanges, leases, transfers or other dispositions of assets, mergers or consolidations, issuances of securities, liquidations or dissolutions of MBI, reclassifications of securities or recapitalizations of MBI, involving MBI on the one hand, and an Interested Shareholder or an affiliate of an Interested Shareholder on the other hand. An "Interested Shareholder" is defined generally to include any person, firm, corporation or other entity which is the beneficial owner of 5% or more of the voting power of the outstanding Voting Stock. If, however, at least 66-2/3% of the Board of Directors of MBI approve the Business Combination, such Business Combination shall require only the vote of stockholders as provided by Missouri law or otherwise. The amendment of the provisions of MBI's Restated Articles relating to the approval of Business Combinations requires the affirmative vote of the holders of at least 75% of the Voting Stock unless such amendment has previously been approved by at least 66-2/3% of the Board of Directors.

          TCB's   Articles   of   Incorporation   and  By-Laws  do  not  require
supermajority approval by stockholders of any corporate actions.

          Classified Board. As described under "-- Description of MBI Common Stock and Attached Preferred Share Purchase Rights -- Classification of Board of Directors," the Board of Directors of MBI is divided into three classes of directors, with each class being elected to a staggered three-year term. By reducing the number of directors to be elected in any given year, the existence of a classified Board of Directors diminishes the benefits of the cumulative voting rights to minority stockholders. TCB's Board of Directors is not divided into classes of directors.

          Dissenters' Rights. Under both the Missouri Act and the Arkansas Act, a stockholder of any corporation which is party to a merger or consolidation, or which sells all or substantially all of its assets, has the right to dissent from such corporate action and to demand payment of the fair value of such shares. In addition, under the Arkansas Act, but not under the Missouri Act, a stockholder of a corporation, which corporation is a party to a plan of share exchange, has a right to dissent from such plan and demand payment of fair value for such stockholder's shares, if such stockholder is entitled to vote on such plan.

          Antitakeover Statutes. The Missouri Act contains certain provisions applicable to Missouri corporations such as MBI which may be deemed to have an antitakeover effect. Such provisions include Missouri's Business Combination Statute and the Control Share Acquisition Statute.

          The Missouri Business Act protects domestic corporations from hostile takeover by prohibiting certain transactions once an acquiror has gained control. The statute restricts certain "Business Combinations" between a corporation and an "Interested Shareholder" or affiliates of the Interested
Shareholder for a period of five years unless certain conditions are met. A "Business Combination" includes a merger or consolidation, certain sales, lease exchanges, pledges and similar dispositions of corporate assets or stock and certain reclassifications and recapitalizations. An "Interested Shareholder" includes any person or entity which beneficially owns or controls 20% or more of the outstanding voting shares of the corporation.

          During  the  initial   five-year   restricted   period,   no  Business
Combination may occur unless such Business Combination or the transaction in which an Interested Shareholder becomes "interested" is approved by the board of directors of the corporation. Business Combinations may occur during such five-year period if (i) prior to the stock acquisition by the Interested Shareholder, the board of directors approves the transaction in which the
Interested Shareholder became such or approves the Business Combination in question; (ii) the holders of a majority of the outstanding voting stock, other than stock owned by the Interested Shareholder, approve the Business
Combination; or (iii) the Business Combination satisfies certain detailed fairness and procedural requirements.

          The Missouri Act exempts from its provisions (i) corporations not having a class of voting stock registered under Section 12 of the Exchange Act;
(ii) corporations which adopt provisions in their articles of incorporation or By-Laws expressly electing not to be covered by the statute; and (iii) certain circumstances in which a stockholder inadvertently becomes an Interested Shareholder. MBI's Restated Articles of Incorporation and By-Laws do not "opt out" of the Missouri Business Combination Statute.

          The Missouri Act also contains a "Control Share Acquisition Statute" which provides that an "Acquiring Person" who after any acquisition of shares of a publicly traded corporation has the voting power, when added to all shares of the same corporation previously owned or controlled by the Acquiring Person, to exercise or direct the exercise of: (i) 20% but less than 33 1/3%, (ii) 33 1/3% or more but less than a majority or (iii) a majority, of the voting power of outstanding stock of such corporation must obtain stockholder approval for the purchase of the "Control Shares." If approval is not given, the Acquiring
Person's shares lose the right to vote. The statute prohibits an Acquiring Person from voting its shares unless certain disclosure requirements are met and the retention or restoration of voting rights is approved by both: (i) a majority of the outstanding voting stock, and (ii) a majority of the outstanding voting stock after exclusion of "Interested Shares." Interested Shares are defined as shares owned by the Acquiring Person, by directors who are also employees, and by officers of the corporation. Stockholders are given dissenters' rights with respect to the vote on Control Share Acquisitions and may demand payment of the fair value of their shares.

          A number of acquisitions of shares are deemed not to constitute Control Share Acquisitions, including good faith gifts, transfers pursuant to wills, purchases pursuant to an issuance by the corporation, mergers involving the corporation which satisfy the other requirements of the Missouri Act, transactions with a person who owned a majority of the voting power of the corporation within the prior year, or purchases from a person who has previously satisfied the provisions of the Control Share Acquisition Statute so long as the transaction does not result in the purchasing party having voting power after the purchase in a percentage range (as set forth in the immediately preceding paragraph) beyond the range for which the selling party previously satisfied the provisions of the statute. Additionally, a corporation may exempt itself from application of the statute by inserting a provision in its articles of incorporation or by-laws expressly electing not to be covered by the statute. MBI's Restated Articles of Incorporation and By-Laws do not "opt out" of the Control Share Acquisition Statute.

          The Arkansas Act does not include similar antitake-over statutes.

          Size of Board of Directors. As permitted under the Missouri Act, the number of directors on the Board of Directors of MBI is set forth in MBI's By-Laws, which provide that the number of directors may be fixed from time to time at not less than 12 nor more than 24 by an amendment of the By-Laws or by a resolution of the Board of Directors, in either case, adopted by the vote or consent of at least 66-2/3% of the number of directors then authorized under the By-Laws. Similar to the Missouri Act, the Arkansas Act provides that a corporation may fix the number of directors in its by-laws. TCB's By-Laws provide that the number of directors on the Board of Directors of TCB may be fixed from time to time at not less than 3 nor more than 15 by resolution of the Board of Directors. TCB's By-Laws, including the provision establishing the number of members of TCB's Board of Directors, may be amended by the vote of the holders of a majority of the TCB Common Stock or by the vote of a majority of the members of the TCB Board of Directors.


                           SUPERVISION AND REGULATION

General

          As a bank holding company, MBI is subject to regulation under the BHCA and its examination and reporting requirements. Under the BHCA, a bank holding company may not directly or indirectly acquire the ownership or control of more than 5% of the voting shares or substantially all of the assets of any company, including a bank or savings and loan association, without the prior approval of (or, in the case of certain non-bank companies, prior notice to) the Federal Reserve Board. In addition, bank holding companies are generally prohibited under the BHCA from engaging in nonbanking activities, subject to certain exceptions.

          MBI and its subsidiaries are subject to supervision and examination by applicable federal and state banking agencies. The earnings of MBI's subsidiaries, and therefore the earnings of MBI, are affected by general economic conditions, management policies and the legislative and governmental actions of various regulatory authorities, including the Federal Reserve Board and the Comptroller of the Currency (the "Comptroller"). In addition, there are numerous governmental requirements and regulations that affect the activities of MBI and its subsidiaries.

Certain Transactions with Affiliates

          There are various legal restrictions on the extent to which a bank holding company such as MBI and its nonbank subsidiaries can engage in certain transactions, including borrowing or otherwise obtaining credit from its bank subsidiaries. In general, these restrictions require that any such extensions of credit must be on non-preferential terms and secured by designated amounts of specified collateral and be limited, as to any one of the holding company or such nonbank subsidiaries, to 10% of the lending bank's capital stock and surplus, and as to the holding company and all such nonbank subsidiaries in the aggregate, to 20% of such bank's capital stock and surplus. See "-- Recent Legislation."

Payment of Dividends

          MBI is a legal entity separate and distinct from its banking and other subsidiaries. The principal source of MBI's revenues is dividends from its national and state banking subsidiaries. Various federal and state statutory provisions limit the amount of dividends the affiliate banks can pay to MBI without regulatory approval. The approval of the appropriate bank regulator is generally required for any dividend by a national bank or state member bank if the total of all dividends declared by the bank in any calendar year would exceed the total of its net profits, as defined by regulatory authorities, for such year combined with its retained net profits for the preceding two years. In addition, a national bank or a state member bank generally may not pay a dividend in an amount greater than its net profits then on hand. The payment of dividends by any affiliate bank may also be affected by other factors, such as the maintenance of adequate capital for such affiliate bank.

Capital Adequacy

          The Federal Reserve Board has issued standards for measuring capital adequacy for bank holding companies. These standards are designed to provide risk-responsive capital guidelines and to incorporate a consistent framework for use by financial institutions operating in major international financial markets. The banking regulators have issued standards for banks that are similar but not identical to the standards for bank holding companies.

          In general, the risk-related standards require banks and bank holding companies to maintain capital based on "risk adjusted" assets so that categories of assets with potentially higher credit risk will require more capital backing than categories with lower credit risk. In addition, banks and bank holding companies are required to maintain capital to support off-balance sheet activities such as loan commitments.

          The standards classify total capital for this risk-based measure into two tiers referred to as Tier 1 and Tier 2. Tier 1 capital consists of common stockholders' equity, certain noncumulative and cumulative perpetual preferred stock, and minority interests in equity accounts of consolidated subsidiaries; Tier 2 capital consists of the allowance for loan and lease losses (within certain limits), perpetual preferred stock not included in Tier 1, hybrid capital instruments, term subordinated debt, and intermediate-term preferred stock. By December 31, 1992, bank holding companies were required to meet a minimum ratio of 8% of qualifying total capital to risk-adjusted assets, and a minimum ratio of 4% of qualifying Tier 1 capital to risk-adjusted assets. Capital that qualifies as Tier 2 capital is limited in amount to 100% of Tier 1 capital in testing compliance with the total risk-based capital minimum standards. See "-- Recent Legislation."

          In addition, the Federal Reserve Board has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 capital to adjusted average total assets (the "leverage ratio") of 3% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. Other bank holding companies generally are required to maintain a leverage ratio of at least 3% plus 100 to 200 basis points. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above minimum supervisory levels, without significant reliance on intangible assets. Furthermore, the Federal Reserve Board has indicated that it may consider other indicia of capital strength in evaluating proposals for expansion or new activities.

Support of Subsidiary Banks

          Under Federal Reserve Board policy, MBI is expected to act as a source of financial strength to each subsidiary bank and to commit resources to support each of the subsidiaries in circumstances where it might not choose to do so absent such a policy. In addition, any capital loans by MBI to any of its subsidiaries would also be subordinate in right of payment to deposits and certain other indebtedness of such subsidiary. This support may be required at times when MBI may not find itself able to provide it.

          Consistent with this policy regarding bank holding companies serving as a source of financial strength for their subsidiary banks, the Federal Reserve Board has stated that, as a matter of prudent banking, a bank holding company generally should not maintain a rate of cash dividends unless its net income available to common stockholders has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears consistent with the bank holding company's capital needs, asset quality and overall financial condition.

Recent Legislation

          The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") contains a "cross-guarantee" provision which could result in insured depository institutions owned by MBI being assessed for losses incurred by the FDIC in connection with assistance provided to, or the failure of, any other insured depository institution owned by MBI. Under FIRREA, failure to meet the capital guidelines could subject a banking institution to a variety of enforcement remedies available to federal regulatory authorities, including the termination of deposit insurance by the FDIC.

          The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") made extensive changes to the federal banking laws, some of which have delayed effective dates or require implementing regulations. FDICIA instituted certain changes to the supervisory process, including provisions that mandate certain regulatory agency actions against undercapitalized institutions within specified time limits, and contain various provisions that may affect the operations of banks and savings institutions.

          The prompt corrective action provisions of FDICIA require the federal banking regulators to assign each insured institution to one of five capital categories ("well capitalized," "adequately capitalized" or one of three
"undercapitalized" categories) and to take progressively more restrictive actions as specified below. Under FDICIA, capital requirements would include a leverage limit, a risk-based capital requirement and any other measure of capital deemed appropriate by the federal banking regulators for measuring the capital adequacy of an insured depository institution. All institutions, regardless of their capital levels, are restricted from making any capital distribution or paying any management fees that would cause the institution to fail to satisfy the minimum levels for any relevant capital measure. An institution that fails to meet the minimum level for any relevant capital measure (an "undercapitalized institution") shall be: (i) subject to increased monitoring by the appropriate federal banking regulator; (ii) required to submit an acceptable capital restoration plan within 45 days after the institution becomes undercapitalized; (iii) subject to asset growth limits; and (iv) required to obtain prior regulatory approval for acquisitions, branching and new lines of businesses. The capital restoration plan must include a guarantee by the institution's holding company (under which the holding company would be liable up to the lesser of 5% of the institution's total assets at the time the institution became undercapitalized or the amount necessary to bring the institution into capital compliance as of the date it failed to comply with its capital restoration plan) that the institution will comply with the plan until it has been adequately capitalized on average for four consecutive quarters.

          The bank regulatory agencies have discretionary authority to reclassify a well capitalized institution as adequately capitalized or to impose on an adequately capitalized institution requirements or actions specified for undercapitalized institutions if the agency determines after notice and an opportunity for hearing that the institution is in an unsafe or unsound condition or is engaging in an unsafe or unsound practice, which can consist of the receipt of an unsatisfactory examination rating if the deficiencies cited are not corrected. A significantly undercapitalized institution, as well as any undercapitalized institution that did not submit or implement an acceptable capital restoration plan, may be subject to regulatory demands for recapitalization, broader application of restrictions on transactions with affiliates, limitations on interest rates paid on deposits, restrictions on asset growth and other activities, possible replacement of directors and officers, and restrictions on capital distributions by any bank holding company controlling the institution. Any company controlling the institution could also be required to divest the institution or the institution could be required to divest subsidiaries. The senior executive officers of a significantly
undercapitalized   institution   may  not  receive   bonuses  or   increases  in
compensation without prior approval and a critically undercapitalized institution is prohibited from making payments of principal or interest on its debt that is subordinated to claims of general creditors. If an institution's ratio of tangible equity to total assets falls below a level established by the appropriate federal banking regulator, which may not be less than 2% of total assets nor more than 65% of the minimum tangible equity level otherwise required (the "critical capital level"), the institution will be subject to conservatorship or receivership within 90 days unless periodic determinations are made that forbearance from such action would better protect the deposit insurance fund. Unless appropriate findings and certifications are made to the appropriate federal bank regulatory agencies, a critically undercapitalized institution must be placed in receivership if it remains critically undercapitalized on average during the calendar quarter beginning 270 days after the date it became critically undercapitalized.

          The FDIC, the Comptroller and the Federal Reserve Board have adopted capital-related regulations under FDICIA. Under those regulations, a bank will be deemed well capitalized if it: (a) has a risk-based capital ratio of 10% or greater; (b) has a ratio of Tier 1 capital to risk-adjusted assets of 6% or greater; (c) has a ratio of Tier 1 capital to adjusted total assets of 5% or greater; and (d) is not subject to an order, written agreement, capital directive, or prompt corrective action directive to meet and maintain a specific capital level for any capital measure. An association will be deemed adequately capitalized if it was not "well-capitalized" and: (a) has a risk-based capital ratio of 8% or greater; (b) has a ratio of Tier 1 capital to risk-adjusted assets of 4% or greater; and (c) has a ratio of Tier 1 capital to adjusted total assets of 4% or greater (except that certain associations rated "composite 1" under the federal banking agencies' CAMEL rating system may be adequately capitalized if their ratio of Tier 1 capital to adjusted total assets were 3% or greater). An institution that does not meet one or more of the "adequately capitalized" tests is deemed to be "undercapitalized." If the institution has a total risk-based capital ratio that is less than 6%, a Tier 1 risk-based capital ratio that is less than 3%, or a leverage ratio that is less than 3%, the institution is deemed to be "significantly undercapitalized." An institution is deemed to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the OCC's regulations) to total assets that is equal to or less than 2%.

          The federal bank regulatory agencies have issued various proposals to amend the risk-based capital guidelines for banks and bank holding companies. Under one proposal, a bank would be required to give explicit consideration to interest rate risk as an element of capital adequacy by maintaining capital to compensate for such risk in an amount measured by such bank's exposure to interest rate risk in excess of a regulatory threshold. Another proposal would revise the treatment given to (i) low-level recourse arrangements to reduce the amount of capital required and (ii) certain direct credit substitutes provided by banking organizations to require that capital be maintained against the value of the assets enhanced or the loans protected. A proposal recently issued by the Federal Reserve Board and expected to be joined in by the other bank regulatory agencies increases the amount of capital required to be carried against certain long-term derivative contracts; in addition, the proposal recognizes the effect of certain bilateral netting arrangements in reducing potential future exposure under these contracts.

          The FDIC has adopted final regulations under FDICIA governing the receipt of brokered deposits. Under these regulations, a bank cannot accept brokered deposits unless (i) it is "well capitalized" or (ii) it is "adequately capitalized" and receives a waiver from the FDIC. In addition, banks that accept brokered deposits pursuant to such waivers (as well as banks in conservatorship) may not pay interest on such deposits in excess of 75 basis points over prevailing market rates. A bank that cannot receive brokered deposits also cannot offer "pass-through" insurance on certain employee benefit accounts. There are no such restrictions on a bank that is "well capitalized."

          The FDIC, pursuant to the directive of FDICIA, has adopted a risk-based premium schedule. Under this schedule, the annual premiums initially range from $0.23 to $0.31 for every $100 of deposits. Each financial institution is assigned to one of three capital groups -- well capitalized, adequately capitalized or undercapitalized -- and further assigned to one of three subgroups within a capital group, on the basis of supervisory evaluations by the institution's primary federal and, if applicable, state supervisors and on the basis of other information relevant to the institution's financial conditions and the risk posed to the applicable insurance fund. The actual assessment rate applicable to a particular institution will, therefore, depend in part upon the risk assessment classification so assigned to the institution by the FDIC.

          FDICIA also made extensive changes in existing rules regarding audits, examinations and accounting. It generally requires annual on-site, full-scope examinations by each bank's primary federal regulator. It also imposed new responsibilities on management, the independent audit committee and outside accountants to develop or approve reports regarding the effectiveness of internal controls, legal compliance and off-balance sheet liabilities and assets.

          Legislation enacted in August 1993 provides a preference for deposits and certain claims for administrative expenses and employee compensation against an insured depository institution, such as TCB's and MBI's insured bank subsidiaries, in the "liquidation or other resolution" of such an institution by any receiver. Such obligations would be afforded priority over other general unsecured claims against such an institution, including federal funds and letters of credit, as well as any obligation to stockholders of such an institution in their capacity as such.

          In September 1994, legislation was enacted that is expected to have a significant effect in restructuring the banking industry in the United States.

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 facilitates the interstate expansion and consolidation of banking organizations
(i) by permitting bank holding companies that are adequately capitalized and managed, one year after enactment of the legislation, to acquire banks located in states outside their home states regardless of whether such acquisitions are authorized under the law of the host state, (ii) by permitting the interstate merger of banks after June 1, 1997, subject to the right of individual states to "opt in" or to "opt out" of this authority before that date, (iii) by permitting banks to establish new branches on an interstate basis provided that such action is specifically authorized by the law of the host state, (iv) by permitting foreign banks to establish, with approval of the regulators in the United
States, branches outside their home states to the same extent that national or state banks located in the home state would be authorized to do so, and (v) by permitting, beginning September 29, 1995, banks to receive deposits, renew time deposits, close loans, service loans and receive payments on loans and other obligations as agent for any bank or thrift affiliate, whether the affiliate is located in the same state or a different state. One effect of this legislation will be to permit MBI to acquire banks located in any state and to permit bank holding companies located in any state to acquire banks and bank holding companies in Missouri. Overall, this legislation is likely to have the effects of increasing competition and promoting geographic diversification in the banking industry.


                   RELATIONSHIP WITH INDEPENDENT ACCOUNTANTS


          KPMG Peat Marwick LLP served as MBI's independent accountants for the year ended December 31, 1993 and continues to serve in such capacity. Services provided in connection with the audit function included examination of the annual consolidated financial statements, review and consultation regarding filings with the Commission and other regulatory authorities and consultation on financial accounting and reporting matters.

          Ernst & Young LLP served as TCB's independent accountants for the year ended December 31, 1993 and continues to serve in such capacity. Services provided in connection with the audit function included examination of the annual consolidated financial statements and consultation on financial accounting and reporting matters.

                                 LEGAL MATTERS


          The validity of the MBI Common Stock to be issued in the Merger will be passed upon by Jon W. Bilstrom, General Counsel and Secretary of MBI, who, as of the date of this Information Statement/Prospectus, beneficially owned 10,615 shares of MBI Common Stock and held options to acquire 51,749 additional shares of MBI Common Stock.


                                    EXPERTS


          The consolidated financial statements of MBI as of December 31, 1993, 1992 and 1991, and for each of the years in the three-year period ended December 31, 1993, incorporated by reference in MBI's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, and the supplemental consolidated financial statements of MBI as of December 31, 1993, 1992 and 1991, and for each of the years in the three-year period ended December 31, 1993, contained in MBI's Current Report on Form 8-K dated June 17, 1994, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP dated January 13, 1994, except as to Note Q, which is as of February 10, 1994, contains an explanatory paragraph referring to the change in accounting for income taxes.

          The consolidated financial statements of TCB as of December 31, 1993 and 1992 and for each of the years in the three-year period ended December 31, 1993 appearing in this Information Statement/Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Information Statement and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                             STOCKHOLDER PROPOSALS


          If the Merger is consummated, stockholders of TCB will become stockholders of MBI at the Effective Time. MBI stockholders may submit to MBI proposals for formal consideration at the 1995 annual meeting of MBI's stockholders and inclusion in MBI's proxy statement and proxy for such meeting. All such proposals had to be received in writing by the Corporate Secretary at Mercantile Bancorporation Inc., P.O. Box 524, St. Louis, Missouri 63166-0524 by November 22, 1994 in order to be considered for inclusion in MBI's Information

Statement and information for the 1995 annual meeting. Proposals to be considered for inclusion in MBI's proxy statement and proxy for the 1996 Annual Meeting must be received in writing by November 21, 1995.

                    INDEX TO TCBANKSHARES, INC. CONSOLIDATED
                          FINANCIAL STATEMENTS



                  Years ended December 31, 1993, 1992 and 1991





                                    Contents

Report of Independent Auditors..................................................

Audited Consolidated Financial Statements

Consolidated Balance Sheets.....................................................
Consolidated Statements of Income...............................................
Consolidated Statements of Shareholders' Equity.................................
Consolidated Statements of Cash Flows...........................................
Notes to Consolidated Financial Statements......................................

                              TCBANKSHARES, INC..
                       CONSOLIDATED FINANCIAL STATEMENTS

                         Report of Independent Auditors



The Board of Directors and Shareholders
TCBankshares, Inc.

We have audited the accompanying consolidated balance sheets of TCBankshares, Inc. and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TCBankshares, Inc. and subsidiaries at December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.


March 7, 1994

                                                     ERNST & YOUNG LLP



                               TCBankshares, Inc.

                          Consolidated Balance Sheets


                                                            December 31
                                                      1993              1992
                                                  ------------     -------------
Assets
Cash and due from banks (Note 15) ..........      $36,014,642        $38,402,264
Federal funds sold .........................        9,225,000          7,825,000
                                                  ------------     -------------
Total cash and cash equivalents ............       45,239,642         46,227,264

Interest bearing deposits with other
  banks ....................................        1,292,524          4,758,262

Investment securities (estimated market
  value: 1993--$590,576,558;
  1992--$554,677,360) (Notes 3 and 16) .....       576,885,431       544,162,081

Loans (Notes 4, 9, 10, 11, and 16):
  Commercial, financial and agri-
    cultural ...............................       152,431,890       133,073,546
  Real estate--construction ................       101,207,379        83,593,120
  Real estate--mortgage ....................       178,204,206       159,813,884
  Installment ..............................       131,739,175        88,926,602
                                                  ------------     -------------
Total loans ................................       563,582,650       465,407,152
Less:
  Unearned income ..........................       (1,585,040)       (2,219,361)
  Allowance for loan losses (Note 4) .......       (7,922,797)       (7,134,801)
                                                  ------------     -------------
Net loans ..................................       554,074,813       456,052,990

Premises and equipment, net (Note 5) .......        26,472,758        20,825,702

Accrued interest receivable ................         9,189,356         9,630,415

Intangible assets, less accumulated
  amortization (1993--$3,373,498;
  1992--$3,041,860).........................         4,428,366         4,760,004

Deferred income taxes (Note 8) .............         2,412,262         2,726,022

Other real estate owned ....................         2,464,485         3,441,695

Other assets ...............................         2,827,074         3,167,244
                                                --------------    --------------
Total assets ...............................    $1,225,286,711    $1,095,751,679
                                                ==============    ==============

                                                          December 31
                                                    1993                1992
                                                --------------    --------------
Liabilities and shareholders' equity
Noninterest bearing deposits .............    $   118,641,794    $   106,841,560
Interest bearing deposits ................        966,833,570        873,835,485
                                                --------------    --------------
Total deposits (Notes 6 and 16) ..........      1,085,475,364        980,677,045

Federal funds purchased and securities
sold under agreements to repurchase ......         35,346,432         24,130,052
Notes payable (Note 7) ...................          7,494,500          8,240,000
Accrued interest payable .................          4,703,895          4,250,820
Other liabilities (Notes 14 and 16) ......          3,712,970          3,796,694
Capital notes (Note 7) ...................            157,500            175,000
                                                --------------    --------------
Total liabilities ........................      1,136,890,661      1,021,269,611

Commitments (Note 9)

Shareholders' equity (Notes 2, 7 and 12):
  Preferred stock, Series A,
  non-cumulative, non-voting, $10 par
  value; liquidation value--$500 per
  share:
      Authorized shares--5,500;
      Issued and outstanding
      shares--5,306.......................             53,060             53,060
  Preferred stock, Series B, 8.5%,
    cumulative, non-voting, $10 par
    value; liquidation value--$1,000
    per share:
      Authorized shares--9,500;
      Issued and outstanding
      shares--9,500.......................             95,000             95,000
  Common stock, $50 par value:
    Authorized shares--5,500
    Issued and outstanding
      shares--2,131.74 .....................          106,587            106,587
  Capital surplus:
    Common stock ...........................        9,181,762          9,181,762
    Preferred stock ........................       12,004,940         12,004,940
  Retained earnings ........................       66,954,701         53,040,719
                                                --------------    --------------
Total shareholders' equity .................       88,396,050         74,482,068
                                                --------------    --------------
Total liabilities and shareholders'
  equity                                       $1,225,286,711     $1,095,751,679
                                               ===============    ==============






See accompanying notes.

                           TCBankshares, Inc.

                   Consolidated Statements of Income


                                                 Year ended December 31
                                           1993          1992            1991
                                      ------------   ------------   ------------
Interest income:
  Loans, including fees ...........   $ 42,067,313   $ 40,305,830   $ 43,754,310
  Investment securities:
    Taxable .......................     31,074,144     30,959,869     23,609,326
    Tax-exempt ....................      5,741,381      5,234,755      5,123,004
  Other ...........................        383,430        687,277      1,833,095
                                      ------------   ------------   ------------
Total interest income .............     79,266,268     77,187,731     74,319,735
Interest expense (Note 13):
  Deposits ........................     32,353,747     34,229,856     40,529,750
  Other ...........................      1,558,317      1,531,542      1,870,429
                                      ------------   ------------   ------------
Total interest expense ............     33,912,064     35,761,398     42,400,179
                                      ------------   ------------   ------------
Net interest income ...............     45,354,204     41,426,333     31,919,556
Provision for loan losses (Note 4)       1,224,309      2,085,784      2,150,834
                                      ------------   ------------   ------------
Net interest income after provision
  for loan losses .................     44,129,895     39,340,549     29,768,722
Other income:
  Service charges on deposit
     accounts .....................      5,470,535      4,803,668      4,469,073
  Investment securities gains,
    net (Note 3) ..................      1,379,402      2,633,851        567,551
  Trust fees ......................        792,896        686,351        603,637
  Gain on sale of loans ...........        880,546        318,858        118,057
  Other ...........................      3,011,073      1,795,383      2,165,100
                                      ------------   ------------   ------------
                                        11,534,452     10,238,111      7,923,418

Other expenses:
  Salaries and employee benefits
    (Note 14) ........................  15,729,918     13,595,998     11,049,837
  Net occupancy and equipment
    expense (Notes 5 and 9) ..........   5,074,615      4,308,398      3,748,469
  Amortization of intangible assets ..     331,638        390,013        329,138
  Merchandising expense ..............   2,923,013      2,472,070      2,020,049
  Data processing expense ............   1,994,927      1,789,013      1,533,115
  FDIC assessment ....................   2,216,412      1,943,119      1,545,651
  Other ..............................   6,767,122      6,740,951      5,513,416
                                       -----------    -----------    -----------
                                        35,037,645     31,239,562     25,739,675

Income before income taxes ...........  20,626,702     18,339,098     11,952,465
Income taxes (Note 8) ................   5,437,576      4,940,997      2,664,614
                                       -----------    -----------    -----------
Net income ...........................  15,189,126    $13,398,101    $ 9,287,851
                                       ===========    ===========    ===========



See accompanying notes.



                               TCBankshares, Inc.
                Consolidated Statements of Shareholders' Equity


                                                             Capital Surplus
                                                             ---------------
                                Preferred Stock              Common        Common       Preferred       Retained
                                ---------------
                            Series A          Series B        Stock         Stock        Stock         Earnings          Total
                            --------          --------        -----         -----        -----         --------          -----
Balance at
  January 1, 1991         $     53,060   $     95,000   $    106,587   $  9,181,762   $ 12,004,940   $ 32,904,651    $ 54,346,000
     Net income                   --             --             --             --             --        9,287,851       9,287,851
     Cash dividends:
       Preferred stock,
         Series A                 --             --             --             --             --         (212,240)       (212,240)
       Preferred stock,
         Series B                 --             --             --             --             --         (807,500)       (807,500)
       Common stock               --             --             --             --             --         (255,000)       (255,000)
                          ------------   ------------   ------------   ------------   ------------   ------------    ------------
Balance at
  December 31, 1991              53,060         95,000        106,587      9,181,762     12,004,940     40,917,762      62,359,111
     Net income                    --             --             --             --             --       13,398,101      13,398,101
     Cash dividends:
       Preferred  stock,
         Series A                  --             --             --             --             --         (212,240)       (212,240)
       Preferred  stock,
         Series B                  --             --             --             --             --         (807,500)       (807,500)
       Common stock                --             --             --             --             --         (255,404)       (255,404)
                           ------------   ------------   ------------   ------------   ------------   ------------    ------------
Balance at
  December 31, 1992              53,060         95,000        106,587      9,181,762     12,004,940     53,040,719      74,482,068
     Net income                    --             --             --             --             --       15,189,126      15,189,126
     Cash dividends:
       Preferred stock,
         Series A                  --             --             --             --             --         (212,240)       (212,240)
       Preferred  stock,
         Series B                  --             --             --             --             --         (807,500)       (807,500)
       Common stock                --             --             --             --             --         (255,404)       (255,404)
                           ------------   ------------   ------------   ------------   ------------   ------------    ------------
 Balance at
   December 31, 1993       $     53,060   $     95,000   $    106,587   $  9,181,762   $ 12,004,940   $ 66,954,701    $ 88,396,050
                           ============   ============   ============   ============   ============   ============    ============

  See accompanying notes.





                               TCBankshares, Inc.

                     Consolidated Statements of Cash Flows

                                                                        Year ended December 31
                                                               1993             1992                1991
                                                               ----             ----                ----
Operating activities
Net income                                                $    15,189,126    $    13,398,101    $     9,287,851
Adjustments to reconcile net income to net cash
  provided by operating activities:
    Provision for loan losses                                   1,224,309          2,085,784          2,150,834
    Provision for depreciation and losses on
      other real estate                                           174,174            205,376            407,898
    Depreciation and amortization                               2,484,515          2,272,770          1,560,763
    Amortization of intangible assets                             331,638            390,013            329,138
    Amortization of investment security premiums,
      net of accretion of discounts                             1,330,419            944,884            368,731
    Deferred income tax benefit                                  (365,100)          (387,650)          (294,709)
    Gain on sale of loans                                        (880,546)          (318,858)          (118,057)
      (Gain) loss on sales of other real estate                     8,282           (129,001)          (309,809)
      (Gain) loss on disposal of premises and equipment           (27,737)           325,717            (97,420)
      First mortgage loans held for resale:
        Proceeds collected on loans sold                       87,684,358         41,754,326         25,109,464
    Loans made to customers                                   (92,033,789)       (45,039,094)       (25,083,725)
    Realized investment security gains                         (1,379,402)        (2,633,851)          (567,551)
    (Increase) decrease in accrued interest
      receivable, deferred taxes, and other assets              1,371,973         (1,781,846)           324,968
    Increase (decrease) in accrued interest payable
      and other liabilities                                       369,351         (5,198,918)           969,150
                                                          ---------------    ---------------    ---------------
Net cash provided by operating activities                      15,481,571          5,887,753         14,037,526

Investing activities
Net increase in loans                                         (93,831,937)       (51,745,980)        (6,139,674)
Purchases of premises and equipment                            (8,242,515)        (4,349,200)        (4,067,987)
Proceeds from sales of premises and equipment                     226,797            901,057            133,916
Purchases of investment securities                           (240,031,967)      (402,172,272)      (281,295,752)
Proceeds from maturities of investment securities
  and principal payments on mortgage-backed securities        202,578,198        145,804,117        105,223,082
Proceeds from sales of investment securities                    4,779,402        105,529,913        107,786,441
Net (increase) decrease in interest bearing deposits
  with other banks                                              3,465,738         17,217,051         (6,652,689)
Proceeds from sales of other real estate                          610,536          2,281,929          2,021,367
                                                          ---------------    ---------------    ---------------
Net cash used in investing activities                        (130,445,748)      (186,533,385)       (82,991,296)

Financing activities
Net increase in deposits                                      104,798,319        201,563,407         42,816,204
Net increase (decrease) in short-term borrowings               11,216,380         (1,639,196)        10,264,469
Cash dividends paid                                            (1,275,144)        (1,073,269)        (1,274,740)
Principal payments on notes payable                              (745,500)        (2,980,000)        (1,275,000)
Proceeds from notes payable                                          --            2,545,000               --
Principal payment on capital note                                 (17,500)           (17,500)           (17,500)
                                                          ---------------    ---------------    ---------------
Net cash provided by financing activities                     113,976,555        198,398,442         50,513,433
                                                          ---------------    ---------------    ---------------
Increase (decrease) in cash and cash equivalents                 (987,622)        17,752,810        (18,440,337)
Cash and cash equivalents at beginning of year                 46,227,264         28,474,454         46,914,791
                                                          ---------------    ---------------    ---------------
Cash and cash equivalents at end of year                  $    45,239,642    $    46,227,264    $    28,474,454
                                                          ===============    ===============    ===============

See accompanying notes.

                               TCBankshares, Inc.
                   Notes to Consolidated Financial Statements


                               December 31, 1993


1.    Accounting Policies

Consolidation

The consolidated financial statements include the accounts of TCBankshares, Inc. and its six majority-owned banking subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Investment Securities

Investment securities are stated at cost adjusted for amortization of premiums and accretion of discounts. The adjusted cost of the specific security sold is used to compute gain or loss on the sale of investment securities.

Management determines the appropriate classification of investment securities at the time of purchase. Management has the intent and the Company has the ability to hold investment securities to maturity or on a long-term basis. As such, these securities are carried at amortized historical costs. If securities are acquired with the intent of holding for an indefinite period or for sale prior to maturity, the securities would be carried at the lower of cost or market. (See "Future Application of Accounting Standards" later in Note 1.)

Revenue Recognition

Interest on loans is accrued and credited to operations generally based upon the principal amount outstanding. Interest on loans is not accrued when amounts are considered doubtful of collection. If the ultimate collectibility of principal is in doubt, any payment received on a loan, on which the accrual of interest has been suspended, is applied to reduce principal to the extent necessary to eliminate such doubt. When interest accruals are discontinued, interest credited to income on the loan in the current year is reversed, and interest accrued in the prior year is charged to the allowance for loan losses.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level management believes is adequate to absorb potential losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of potential losses in the loan portfolio considering current economic conditions, past loan loss experience, volume, growth and composition of the loan portfolio, nonperforming loans, and other relevant factors. The allowance is increased by provisions for loan losses charged against income and reduced by charge-offs, net of recoveries.

Premises and Equipment

The Company's premises and equipment are stated at cost, less accumulated depreciation and amortization. The provision for depreciation and amortization is computed generally by the straight-line method based upon the estimated useful lives of the assets. The carrying amount of assets sold, retired or disposed of and the related accumulated depreciation and amortization are eliminated from the accounts and the resulting gain or loss is recorded in operating results.

First Mortgage Real Estate Loans Held for Resale

First mortgage real estate loans held for resale ($10,741,693 at December 31, 1993 and $5,511,716 at December 31, 1992) are classified with real estate mortgage loans in the accompanying consolidated balance sheet and are carried at the lower of cost or fair market value on a net aggregate basis. These loans are generally presold or subject to firm purchase commitments.

Other Real Estate

Other real estate consists of properties acquired through foreclosure proceedings or acceptance of a deed in lieu of foreclosure. These properties are initially recorded at the lower of cost or estimated fair market value based on appraised value at the date acquired or transferred from loans less estimated selling expenses. Losses arising from the acquisition of such property are charged against the allowance for loan losses. Subsequent valuation adjustments, if any, and gains or losses resulting from sales are recorded in operating results.

The Company's state banking subsidiary is required to amortize other real estate over sixty months, in accordance with state banking regulations. The regulators may grant deferrals of this required amortization, if requested by the Company. Net expenses relating to other real estate (included in other expenses) were $101,000, $211,000, and $249,000 during the years ended December 31, 1993, 1992, and 1991, respectively. These amounts include the state regulators mandated amortization expense. Loans aggregating approximately $(184,000), $643,000, and

$5,131,000 were transferred to (from) other real estate during 1993, 1992, and 1991, respectively.

Intangible Assets

Intangible assets consist of the unamortized excess cost of purchased banking subsidiaries and premiums paid for the acquisition of deposits from failed financial institutions. Unamortized costs of purchased subsidiaries in excess of the fair value of underlying net tangible assets acquired are being amortized over 25 years using the straight-line method. Premiums associated with the future earnings potential of acquired deposits are being amortized, using the straight-line method, over the estimated five to ten year life of the deposits. The net costs associated with acquired deposits were $763,000 at December 31, 1993, $856,000 at December 31, 1992 and $81,500 at December 31, 1991.

Income Taxes

The Company and its subsidiaries file consolidated income tax returns. It is the Company's practice to have its subsidiaries pay to or receive from the Company and other affiliates amounts based on the taxable income (or loss) of the subsidiary. Certain items, primarily additions to the allowance for loan losses, are recognized as income or expense in different periods for financial and for income tax reporting purposes. Deferred taxes are provided for such timing differences.

In February 1992, the Financial Accounting Standards Board issued Statement No. 109, "Accounting for Income Taxes." The Company adopted the provisions of the new standard in its consolidated financial statements as of January 1, 1993. As permitted by the Statement, prior year financial statements have not been restated to reflect the change in accounting method. The effect as of January 1, 1993 of adopting Statement 109 increased consolidated net income by approximately $126,000. This amount is included as a reduction of the provision for income taxes in the 1993 consolidated statement of income.

Under Statement 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of Statement 109, income tax expense was determined using the deferred method.

Deferred tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and were measured at the tax rate in effect in the year the difference originated.

Statement of Cash Flows

Cash equivalents include amounts due from banks and federal funds sold. Generally, federal funds are purchased and sold for one day periods.

Future Application of Accounting Standards

In May 1993 the Financial Accounting Standards Board ("FASB") issued Statement on Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Statement 115 will be adopted by the Company on January 1, 1994 and requires that investments in debt and equity securities be classified as held to maturity, trading, or available for sale. Investments in debt securities classified as held to maturity are to be reported at amortized cost. Investments in debt and equity securities classified as trading are to be reported at fair value with related unrealized gains and losses included in net income. Investments in debt and equity securities classified as available for sale are to be reported at fair value with related unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity. Management plans to classify its municipal securities as investments held to maturity and the majority of the remainder of its investment securities as available for sale. At December 31, 1993, adoption of Statement 115 would have increased shareholders' equity by approximately $5,666,000 and have no impact on the Company's net income for 1993.

Statement of Financial Accounting Standards (SFAS) No. 112, "Employers' Accounting for Postemployment Benefits" requires employers to recognize the obligation to provide postemployment benefits if the obligation is attributable to employees' services already rendered, employees' rights to those benefits accumulate or vest, payment of the benefits is probable, and the amount of benefits can be reasonably estimated. The Company will be required to adopt Statement 112 in 1994. The Company's initial assessment is that the adoption of this new standard will not have a material impact on its financial position or results of operations.

Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" requires that impaired loans that are within the scope of the Statement be measured based on the present value of expected future cash flows discounted at the loan's effective rate, or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The Company will be required to adopt Statement 114 in 1995. Management does not believe the adoption of this new standard will have a material impact on the Company's financial position or results of operations.

Reclassifications

Certain amounts in the 1991 and 1992 consolidated financial statements have been reclassified to conform to the reporting format used for the 1993 consolidated financial statements.

2. Mergers and Acquisitions

On January 30, 1992, the Board of Directors of the Company approved a plan of exchange with Twin City Bank whereby the Company issued common and preferred stock in exchange for 267,395 shares of common stock and all of the preferred stock of Twin City Bank based on an exchange ratio which valued the common stock of the Company at 1.1 times book value per share and which valued Twin City Bank's common stock at 1.09 times book value per share on the date of exchange. As a result, Twin City Bank became a 99%-owned subsidiary of TCBankshares, Inc.

The plan of exchange provided that Twin City Bank's outstanding perpetual, nonvoting, 8.5% cumulative preferred stock be exchanged for shares of perpetual, nonvoting, 8.5% cumulative preferred stock of TCBankshares, Inc., with dividends and terms of preference similar to the Twin City Bank's preferred stock previously held. The plan of exchange was approved by the Federal Reserve Bank of St. Louis and other appropriate regulatory agencies and was accounted for as a pooling-of-interests. Twin City Bank's financial statements are included in the consolidated financial statements for all periods presented.

In March 1992, the Company was the successful bidder on approximately $142 million of deposit accounts, previously held by Home Federal Savings and Loan, in a liquidation sale conducted by the Resolution Trust Corporation. The Company paid a deposit premium of approximately $925,000, which will be amortized over 5 to 10 years. In conjunction with the purchase of the deposit accounts, Twin City Bank paid a $2,500,000 special dividend of which $2,475,880 was paid to the

Company to enable the Company to make an initial capital contribution to a newly chartered national bank, The Community Bank of Batesville, Arkansas (Batesville). Batesville was formed to purchase certain assets and assume certain liabilities from the Resolution Trust Corporation in connection with the Company's successful bid to acquire the Batesville Branch of the former Home Federal Savings and Loan.

3.  Investment Securities

The amortized cost and estimated market value of investment securities at December 31, 1993 are as follows:

                                                                       1993
                                         --------------------------------------------------------------
                                                             Gross            Gross           Estimated
                                            Amortized     Unrealized        Unrealized          Market
                                               Cost          Gains            Losses            Values
                                         -------------  --------------  ---------------  --------------
United States Treasury securities and
  obligations of United States Govern-
  ment agencies and corporations         $ 153,713,471   $   6,706,738   $     (72,395)   $ 160,347,814
Obligations of states and political
  subdivisions                              99,496,415       5,367,324        (260,385)     104,603,354
Mortgage-backed securities                 323,006,834       4,209,144      (2,259,299)     324,956,679
                                         -------------   -------------   -------------    -------------
Total debt securities                      576,216,720      16,283,206      (2,592,079)     589,907,847
SLMA stock                                     365,000            --              --            365,000
Federal Reserve Bank stock                     303,711            --              --            303,711
                                         -------------   -------------   -------------    -------------
Total investment securities              $ 576,885,431   $  16,283,206   $  (2,592,079)   $ 590,576,558
                                         =============   =============   =============    =============

The amortized cost and estimated market value of investment securities at December 31, 1992 are as follows:

                                                                       1992
                                        --------------------------------------------------------------
                                                             Gross            Gross          Estimated
                                          Amortized        Unrealized       Unrealized         Market
                                           Cost              Gains            Losses           Values
                                         -------------  --------------  ---------------  --------------
United States Treasury securities and
  obligations of United States Govern-
  ment agencies and corporations             $139,862,977   $  3,529,224   $   (845,618)   $142,546,583
Obligations of states and  political
  subdivisions                                 80,546,757      3,675,941       (157,626)     84,065,072
Mortgage-backed securities                    323,184,980      4,865,747       (552,389)    327,498,338
Other debt securities                                 267           --             --               267
                                             ------------   ------------   ------------    ------------
Total debt securities                         543,594,981     12,070,912     (1,555,633)    554,110,260
SLMA stock                                        365,000           --             --           365,000
Federal Reserve Bank stock                        202,100           --             --           202,100
                                             ------------   ------------   ------------    ------------
Total investment securities                  $544,162,081   $ 12,070,912   $ (1,555,633)   $554,677,360
                                            =============   ============   ============    ============

The amortized cost and estimated market value of investment securities at December 31, 1993, by contractual maturity, are shown below. Expected maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
                                                                       Estimated
                                                 Amortized               Market
                                                   Cost                  Value
                                               -------------       -------------

Due in one year or less                        $  19,402,216       $  19,677,137
Due in one year through
    five years                                   108,109,310         112,949,554
Due after five years
    through ten years                             57,392,780          60,156,770
Due after ten years                               68,305,580          72,167,707
                                               -------------       -------------
                                                 253,209,886         264,951,168
Mortgage-backed securities                       323,006,834         324,956,679
                                               -------------       -------------
Total debt securities                            576,216,720         589,907,847
SLMA stock                                           365,000             365,000
Federal Reserve Bank stock                           303,711             303,711
                                               -------------       -------------
Total investment securities                    $ 576,885,431       $ 590,576,558
                                               =============       =============


The Company maintains an allowance for permanent declines in value on obligations of state and political subdivisions and the SLMA preferred stock. The allowance was $90,000 and $2,240,000 at December 31, 1993 and 1992, respectively. During 1992 and 1991, provisions for permanent declines in value of $567,643 and $955,837, respectively, were recorded and included in net securities gains and losses. No such provisions were made in 1993.

Proceeds from sales of investments in debt securities during 1993, 1992 and 1991 were $4,779,402, $105,529,913 and $107,786,441, respectively. Gross gains of
$1,382,963,  $3,178,678 and $1,640,375 and gross losses of $(3,561),  $(544,827)
and $(1,072,824) in 1993, 1992 and 1991, respectively, were realized on those sales.

Investment securities with a book value of approximately $240,235,000 and $223,241,000 were pledged to secure public deposits and for other purposes as required by law, at December 31, 1993 and 1992, respectively.

4.  Allowance for Loan Losses and Nonperforming Loans

Summarized below are the transactions in the allowance for loan losses:

                                        1993            1992             1991
                                        ----            ----             ----
Balance at January 1               $  7,134,801    $  6,236,160    $  5,038,168
Provision for loan losses             1,224,309       2,085,784       2,150,834
Allowance for loan losses on
    loans purchased                        --              --           228,289
Charge-offs (deduction)                (812,381)     (1,763,083)     (1,568,680)
Recoveries                              376,068         575,940         387,549
Net charge-offs                        (436,313)     (1,187,143)     (1,181,131)
                                   ------------    ------------    ------------
Balance at December 31             $  7,922,797    $  7,134,801    $  6,236,160
                                   ============    ============    ============



The following table presents information concerning the aggregate amount of nonperforming loans:

                                               1993         1992         1991
                                               ----         ----         ----
Nonaccrual loans                            $2,210,327   $4,810,139   $7,117,974
Accruing loans past due ninety
    days or more as to interest
    or principal payments                    2,444,667      626,881    1,160,913
Interest income that would have
    been recorded under original
    terms for nonaccrual loans                 180,134      445,401      625,430
Interest income recorded during
    the period for nonaccrual loans             61,954       78,688      266,806

Interest is not accrued on loans when principal or interest is in default for 90 days or more unless the loans are well secured and in the process of collection. The Company's state banking subsidiary is required by state bank regulations to place on nonaccrual status loans 105 days or more past due. There were no significant commitments to lend additional funds to borrowers included in the nonperforming loan categories.

5. Premises and Equipment

A summary of premises and equipment is as follows:

                                                      1993              1992
                                                      ----              ----

Land and land improvements                       $  2,867,676      $  2,499,296
Buildings and building improvements                18,171,774        15,923,501
Leasehold improvements                              4,830,727         2,534,156
Furniture, fixtures and equipment                  11,844,234         9,162,434
Construction in progress                            1,352,787         1,089,149
Less accumulated depreciation
    and amortization                              (12,594,440)      (10,382,834)
                                                 ------------      -------------
                                                 $ 26,472,758      $ 20,825,702
                                                 ============      ============

Depreciation and amortization of bank premises and equipment was $2,159,403, $1,832,593, and $1,411,276 in 1993, 1992, and 1991, respectively.

6.   Deposits

The following summarizes information on deposits as of December 31:

                                                     1993              1992
                                                --------------    --------------

    Demand, noninterest bearing                 $  118,641,794    $  106,841,560
    Demand, interest bearing:
        NOW accounts                               171,886,904       162,279,947
        Money market accounts                       99,803,557        90,129,469
    Savings                                         65,920,899        53,937,162
    Certificates of deposit                        629,222,210       567,488,907
                                                --------------    --------------
                                                $1,085,475,364    $  980,677,045
                                                ==============    ==============
    Certificates of deposit of
        $100,000 or more                        $  179,646,000    $  157,156,141
                                                ==============    ==============

7. Notes Payable and Capital Notes

Notes payable consists of the following:

                                                          1993           1992
                                                       ----------     ----------
Notepayable  at prime (6% at
  December  31, 1993), payable $ 185,000
  plus interest  quarterly  through
  November  1, 1994;  collateralized  by
  the common stock of subsidiary banks
  owned by the Company                                 $5,205,000     $5,760,000
Amortizing revolving line of credit at
  LIBOR plus 2.25%  (5.5625% at December
  31, 1993),  payable  $63,625 plus interest
  quarterly  through  November  1, 1995;
  collateralized  by the common stock of
  subsidiary banks owned by the Company                 2,289,500      2,480,000
                                                       ----------     ----------
                                                       $7,494,500     $8,240,000
                                                       ==========     ==========

Maturities of long-term debt are $5,459,500 in 1994 and $2,035,000 in 1995.

The loan agreements for both notes include, among other things, provisions relative to additional borrowings, maintenance of capital, and restrictions on the payment of cash dividends, which are no more restrictive than those required by the bank regulators (see Note 12). The amortizing revolving line of credit increased to $8 million effective January 1, 1993 making $5,710,500 available to the Company at December 31, 1993.

Capital Notes are unsecured obligations which bear interest at 9.5% and are payable serially through June 30, 1995. Principal payments are $17,500 in 1994 with the remaining balance of $140,000 payable in 1995.

8. Income Taxes

Effective January 1, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method as required by FASB Statement No. 109 (See Note 1). Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax liabilities and assets as of December 31, 1993 are as follows:

Deferred tax liabilities:
      Purchase accounting-basis differences                           $  596,576
      Prepaid assets                                                     278,668
      Prepaid pension                                                    278,930
      Other                                                               10,577
                                                                      ----------
Total deferred tax liabilities                                         1,164,751

Deferred tax assets:
      Loan loss reserve                                                2,574,318
      Other real estate owned                                            479,655
      Other                                                              523,040
                                                                      ----------
Total deferred tax assets                                              3,577,013
                                                                      ----------
Net deferred tax assets                                               $2,412,262
                                                                      ==========
The income tax provision (benefit) consists of the following:

                                     Liability
                                      Method             Deferred Method
                                      1993            1992            1991
                                    -----------    -----------     -----------
Current:
    Federal                        $  5,329,915    $  4,854,262    $  2,785,443
    State                               472,761         474,385         173,880
                                   ------------    ------------    ------------
Total current provision               5,802,676       5,328,647       2,959,323

Deferred:
    Federal                            (329,227)       (314,805)       (227,940)
    State                               (35,873)        (72,845)        (66,769)
                                   ------------    ------------    ------------
Total deferred benefit                 (365,100)       (387,650)       (294,709)
                                   ------------    ------------    ------------
Provision for income taxes         $  5,437,576    $  4,940,997    $  2,664,614
                                   ============    ============    ============

The sources of timing differences resulting in deferred income taxes and the approximate income tax effect of each under the deferred method of accounting for income taxes are as follows:

                                                           Deferred Method
                                                     ---------------------------
                                                        1992             1991
                                                     ---------        ---------

Deferred compensation                                $ 425,192        $  40,670
Depreciation                                          (252,415)           8,564
Provision for possible loan losses                    (324,709)        (361,640)
Net employee benefit accruals                           16,962           76,552
Discounts on investment securities                    (144,394)             (89)
Other                                                 (108,286)         (58,766)
                                                     ---------        ---------
                                                     $(387,650)       $(294,709)
                                                     =========        =========

The reasons for the difference between the effective income tax rates and the statutory Federal income tax rate are as follows:

                                           1993          1992          1991
                                           ----          ----          ----
Federal income tax rate                    35.0%         34.0%         34.0%
Nontaxable interest income                 (9.5)         (9.1)         (13.6)
Other, net                                   .9           2.0           1.9
                                           -----         -----         -----
Effective income tax rate                  26.4%         26.9%         22.3%
                                          ======        ======        ======

The provision for income taxes includes income taxes applicable to investment securities gains of $541,139 in 1993, $1,008,502 in 1992, and $210,696 in 1991.

The Company made income tax payments of approximately $5,208,000, $4,474,000, and $1,921,000 during 1993, 1992, and 1991, respectively.

9.  Commitments

At December 31, 1993 future minimum payments under noncancelable operating leases for branch or office locations with initial or remaining terms of one year or more are $978,551, $954,941, $904,859, $707,990, and $398,276 for 1994
through 1998, respectively, $1,454,661 thereafter. Net rental expense for all operating leases amounted to $1,031,538 in 1993, $735,780 in 1992 and $652,577
in 1991. The lease agreements contain options to renew at various dates for periods ranging from five to twenty-one years. Eight of the locations, with future minimum lease payments totaling approximately $2,537,000, are leased from officers and/or directors of the Company.

At December 31, 1993, future minimum payments due under noncancelable data processing agreements are approximately $1,392,000, $1,479,000, $1,553,000, $1,630,000, and $1,712,000 for 1994 through 1998, respectively. Additional amounts may be due based on the number of transactions processed by the servicer and annual payments may increase by up to 5% based on the Consumer Price Index.

In the normal course of business there are various commitments outstanding, such as guarantees and commitments to extend credit, including standby letters of credit to assure performance or to support debt obligations, and loans sold subject to repurchase agreements, which are not reflected in the accompanying consolidated financial statements. These arrangements have credit risk essentially the same as that involved in extending loans to customers.

The Company's exposure to credit loss in the event of nonperformance by the other party to financial instruments for commitments to extend credit, standby letters of credit, and loans sold subject to repurchase agreements is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Financial instruments whose contract amounts represent credit risk were as follows:

                                                             December 31
                                                         1993           1992
                                                      -----------    -----------

Commitments to extend credit                          $89,714,114    $66,278,842
Standby letters of credit                               5,064,195      3,204,951
Loans sold subject to
  repurchase agreement                                 21,721,000     15,201,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the counter-party. Collateral held varies but may include real estate, accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements and similar transactions.

In 1993, the Company sold approximately $30,000,000 of loans to third parties subject to repurchase agreements. These agreements generally require the Company to repurchase loans that do not meet the standards of the related sale agreements or that become 90 days delinquent within a stated period of time (90 to 365 days) after being sold to the permanent investor. At December 31, 1993, the Company did not hold any loans which it had been required to repurchase.

10. Concentration of Credit Risk

Most of the Company's lending activity is with customers located within the state of Arkansas. The loan portfolio is diversified with no industry comprising greater than 10% of total loans. The Company's subsidiary banks require collateral on most loans and generally maintains loan to value ratios of no greater than 80%.

11. Transactions with Related Parties

The Company's bank subsidiaries have had, and expect to have in the future, banking transactions in the ordinary course of business with officers and directors of the Company and its subsidiaries. Such transactions have been on similar terms, including interest rates and collateral on loans, as those prevailing at the time for comparable transactions with others, and have involved no more than normal risk or other potential unfavorable aspects. Loans made to such borrowers (including companies in which they are principal owners) amounted to approximately $15,171,000 at December 31, 1993 and $18,455,000 at December 31, 1992.

12. Dividend Restrictions

The Company has five national bank subsidiaries and one state bank subsidiary. National and state banking regulations place certain restrictions on the ability of banks to pay dividends without regulatory approvals. The approval of the Comptroller of the Currency is required for national banks to pay dividends in excess of earnings retained in the current year plus retained net profits for the preceding two years. State-chartered banks may pay dividends up to 50% of current year net income without obtaining regulatory approval.

13. Supplemental Cash Flow Information

The  Company  paid  $33,458,989,  $36,825,378,  and  $43,561,498  in interest on deposits and other borrowings during 1993, 1992, and 1991, respectively.

14. Pension Plan

The Company provides a defined benefit pension plan which covers substantially all employees of the Company meeting certain age and length of service requirements. The benefits are based on years of service and the employee's average compensation during the last five years of employment. The Company's funding policy is to contribute annually the maximum that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

The following table sets forth the plan's funded status:

                                                                       December 31

                                                            1993           1992           1991
                                                        -----------    -----------    -----------
 Actuarial present value of benefit obligations:
   Accumulated benefit obligation, including vested
     benefits of $3,912,867 in 1993, $3,715,016 in
     1992, and $3,325,998 in 1991                       $(4,336,497)   $(4,447,529)   $(4,077,148)
                                                        ===========    ===========    ===========
Projected benefit obligation for service rendered
  to date                                               $(5,974,079)   $(5,728,043)   $(4,447,384)
Plan assets at fair value, primarily listed stocks
  and U.S. bonds                                          5,140,385      4,521,834      4,099,032
                                                        -----------    -----------    -----------
Projected benefit obligation in excess of plan assets      (833,694)    (1,206,209)      (348,352)
Unrecognized net loss                                     1,542,079        379,745        215,882
Unrecognized net asset at January 1                         (51,841)       (57,601)       (63,361)
Unrecognized prior service cost                            (364,493)       897,121        134,592
                                                        -----------    -----------    -----------
Prepaid (accrued) pension cost                          $   292,051    $    13,056    $   (61,239)
                                                        ===========    ===========    ===========


    Net pension cost included the following components:

                                                   Year ended December 31
                                              1993          1992          1991
                                              ----          ----          ----
Service cost--benefits earned during
  the year                                $  326,636    $  308,531    $  278,025
Interest cost on projected benefit
  obligations                                450,652       426,139       357,076
Actual return on plan assets               (277,771)     (165,314)     (532,130)
Net amortization and deferral              (173,255)     (173,494)      149,104
                                          ----------    ----------    ----------
Net periodic pension cost                $  326,262    $  395,862    $  252,075
                                          ==========    ==========    ==========



Assumptions used in determining net periodic pension cost for the defined benefit plan were:



                                                      Year ended December 31
                                                   1993       1992       1991
                                                   ----       ----       ----

Weighted-average discount rate                     7.50%      8.25%      8.25%
Annual compensation increases                      5.00       5.00       5.00
Expected long-term rate of return
    on plan assets                                10.00      10.00      10.00


In 1993, the Company approved a defined contribution 401(k) plan which covers all eligible employees who attain the age of eighteen and are employed by the Company. The Company's policy is to match employee contributions up to three percent of each participant's annual compensation. Plan contribution expense for the year ended December 31, 1993 was approximately $138,000.

15. Restrictions on Cash and Due from Banks

The Company is required to maintain reserve balances with the Federal Reserve Bank. The average amount of those reserve balances was approximately $10,764,000 in 1993 and $9,443,500 in 1992.

16. Fair Values of Financial Instruments

FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value, discounted cash flows, or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value to the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

         Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and short-term instruments approximate the fair values of these assets.

         Investment securities (including mortgage-backed securities): Fair values of investment securities are primarily based on quoted market prices (see Note 3).

         Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values approximate carrying amounts. The fair values for construction and mortgage real estate, installment and commercial, financial and agricultural loans, with fixed rates, are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

         The carrying amount and estimated fair value of loans net of the allowance for loan losses consisted of the following:


                                                 Carrying        Estimated Fair
                                                  Amount              Value
                                              --------------     ---------------
         December 31, 1993 ................    $554,074,813        $553,575,000
         December 31, 1992 ................     456,052,990         458,414,000


         Deposit liabilities: The fair values for demand deposits (e.g., interest and noninterest checking, passbook savings, and certain types of money market accounts), are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable-rate, fixed term money market accounts approximate their fair values at the reporting date. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered to a schedule of aggregated expected monthly maturities of certificates of deposit.

         For deposits with no defined maturities, fair value is the amount payable on demand. The carrying amounts reported in the balance sheet for demand deposits, money market and passbook savings accounts approximate their fair values. The carrying amount and estimated fair value of certificates of deposit consisted of the following:


                                            Carrying            Estimated Fair
                                             Amount                  Value
                                         -------------           -------------
         December 31, 1993 ..........    $ 629,222,210           $ 630,984,000
         December 31, 1992 ..........      567,488,907             568,723,000


         Short-term borrowings: The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings approximate their fair values.

         Off-balance sheet financial instruments: The Company has two types of off-balance sheet financial instruments --commitments to extend credit and standby letters of credit. These types of credit are made at market rates; therefore, there would be no market risk associated with these credits which would create a significant fair value liability for the Company.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.  Indemnification of Officers and Directors

          Sections 351.355(1) and (2) of The General and Business Corporation Law of the State of Missouri provide that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of an action or suit by or in the right of the corporation, the corporation may not indemnify such persons against judgments and fines and no person shall be indemnified as to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for proper expenses. Section 331.355(3) provides that, to the extent that a director, officer, employee or agent of the corporation has been successful in the defense of any such action, suit or proceeding or any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably, incurred in connection with such action, suit or proceeding. Section 351.355(7) provides that a corporation may provide additional indemnification to any person indemnifiable under subsection (1) or (2), provided such additional indemnification is authorized by the corporation's articles of incorporation or an amendment thereto or by a shareholder-approved bylaw or agreement, and provided further that no person shall thereby be indemnified against conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct or which involved an accounting for profits pursuant to Section 16(b) of the Securities Exchange Act of 1934.

          Article 12 of the Restated Articles of Incorporation of the Registrant provides that the Registrant shall extend to its directors and executive officers the indemnification specified in subsections (1) and (2) and the additional indemnification authorized in subsection (7) and that it may extend to other officers, employees and agents such indemnification and additional indemnification.

          Pursuant to directors' and officers' lability insurance policies, with total annual limits of $30,000,000, the Registrant's directors and officers are insured, subject to the limits, retention, exceptions and other terms and conditions of such policy, against liability for any actual or alleged error, misstatement, misleading statement, act or omission, or neglect or breach of duty by the directors or officers of the Registrant, individually or collectively, or any matter claimed against them solely by reason of their being directors or officers of the Registrant.


Item 21.  Exhibits and Financial Statement Schedules

          A. Exhibits. See Exhibit Index.

          B. Financial Statement Schedules. Not Applicable.


Item 22.  Undertakings

          (1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (2) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) The undersigned Registrant hereby undertakes as follows: that Prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

          (4) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (3) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 (Section 230.415 of this chapter), will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (5) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

          (6) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

          (7) The undersigned Registrant hereby undertakes:

          (a) To file during any period in which offers and sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof), which individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (b) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis,
State of Missouri, on January    , 1995.


                                           MERCANTILE BANCORPORATION INC.


                                           By: /s/ Thomas H. Jacobsen
                                               -----------------------------
                                               Thomas H. Jacobsen
                                               Chairman of the Board,
                                               President and Chief Executive
                                               Officer


          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.


        Signature                   Title                            Date
        ---------                   -----                            ----

/s/ Thomas H. Jacobsen          Chairman of the Board,          January   , 1995
- ---------------------------
Thomas H. Jacobsen              President, Chief Executive
Principal Executive Officer     Officer and Director


/s/ W. Randolph Adams            Executive Vice President       January   , 1995
- ---------------------------
W. Randolph Adams                and Chief Financial Officer
Principal Financial Officer


/s/ Michael T. Normile
- ---------------------------
Michael T. Normile
Principal Accounting Officer     Senior Vice President --       January   , 1995
                                 Finance and Control



/s/ Richard P. Conerly           Director                       January 27, 1995
- ---------------------------
Richard P. Conerly


/s/ Harry M. Cornell, Jr.        Director                       January 27, 1995
- ---------------------------
Harry M. Cornell, Jr.


/s/ Earl K. Dille                Director                       January 24, 1995
- ---------------------------
Earl K. Dille

        Signature                   Title                            Date
        ---------                   -----                            ----

                                 Director
- ---------------------------
J. Cliff Eason


                                 Director
- ---------------------------
Bernard A. Edison


/s/ William A. Hall              Director                       January 25, 1995
- ---------------------------
William A. Hall


/s/ Thomas A. Hays               Director                       January 23, 1995
- ---------------------------
Thomas A. Hays


/s/ William G. Heckman           Director                       January 24, 1995
- ---------------------------
William G. Heckman


/s/ James B. Malloy              Director                       January 24, 1995
- ---------------------------
James B. Malloy


                                 Director
- ---------------------------
Charles H. Price II


/s/ Harvey Saligman              Director                       January 23, 1995
- ---------------------------
Harvey Saligman


                                 Director
- --------------------------
Craig D. Schnuck


/s/ Robert W. Staley             Director                       January 26, 1995
- --------------------------
Robert W. Staley


/s/ Robert L. Stark              Director                       January 24, 1995
- --------------------------
Robert L. Stark


/s/ Patrick T. Stokes            Director                       January 27, 1995
- --------------------------
Patrick T. Stokes


/s/ Francis A. Stroble           Director                       January 24, 1995
- --------------------------
Francis A. Stroble

        Signature                   Title                            Date
        ---------                   -----                            ----
/s/ Joseph G. Werner              Director                      January 24, 1995
- --------------------------
Joseph G. Werner


/s/ John A. Wright                Director                      January 22, 1995
- --------------------------
John A. Wright

                                 EXHIBIT INDEX

Exhibit
Number                           Description                               Page
- ------                           -----------                               ----
2.1 Amended and Restated Agreement and Plan of Reorganization dated as of December 2, 1994 by and among MBI and TCB (filed as Exhibit 2.1 to MBI's Report on Form 8-K dated December
            21, 1994 and incorporated herein by reference).

2.2 Support Agreement dated as of December 2, 1994 by and between MBI and Frank Lyon, Jr. (filed as Exhibit 2.2 to
            MBI's Report on Form 8-K dated December 21, 1994 and incorporated herein by reference).

2.3 Support Agreement dated as of December 21, 1994 between MBI and T. Renaud (filed as Exhibit 2.3 to MBI's Report on Form 8-K dated December 21, 1994 and incorporated herein by reference).

3.1 MBI's Restated Articles of Incorporation, as amended and currently in effect (filed as Exhibit 3(i) to MBI's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994 and incorporated herein by reference).

3.2         MBI's By-Laws, as amended and currently in effect.

4.1 Form of Indenture Regarding Subordinated Securities between MBI and The First National Bank of Chicago, Trustee (filed as Exhibit 4-1 to MBI's Report on Form 8-K dated September 24, 1992 and incorporated herein by reference).

4.2 Rights Agreement dated as of May 23, 1988 between MBI and Mercantile Bank, as Rights Agent (including as exhibits thereto the form of Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock and the form of Right Certificate) (filed on May 24, 1988 as

Exhibit
Number                           Description                               Page
- ------                           -----------                               ----
            Exhibits  1 and 2 to MBI's  Registration  Statement  on Form
            8-A, and incorporated herein by reference).

4.3 Form of Indenture between Ameribanc, Inc. and First Trust Company, Inc., Trustee (filed as Exhibit 4.4 to MBI's Registration No. 33-63196 and incorporated herein by reference).

4.4 First Supplemental Indenture by and among Mercantile Bancorporation Inc., Mercantile Acquisition Corporation I and First Trust National Association (filed as Exhibit 4.5 to MBI's Registration No. 33-63196 and incorporated herein by reference).

5.1 Opinion of Jon W. Bilstrom as to the legality of the securities being registered.

8.1 Opinion of Wachtell, Lipton, Rosen & Katz regarding certain tax matters in the Merger.

8.2 Opinion of The Rose Law Firm regarding tax matters in the Merger.

10.1 The Mercantile Bancorporation Inc. 1994 Stock Incentive Plan (filed on April 28, 1994 as Appendix B to the Definitive Proxy Materials of Registrant and incorporated herein by reference).

10.2 The Mercantile Bancorporation Inc. 1994 Executive Incentive Compensation Plan (filed on April 28, 1994 as Appendix C to the Definitive Proxy Materials of Registrant and incorporated herein by reference).

10.3 The Mercantile Bancorporation Inc. 1994 Voluntary Deferred Compensation Plan (filed on April 28, 1994 as Appendix D to the Definitive Proxy Materials for Registrant and incorporated herein by reference).

10.4 The Mercantile Bancorporation Inc. 1994 Stock Incentive Plan for Non-Employee Directors (filed on April 28, 1994 as Appendix E to the Definitive Proxy Materials of Registrant and incorporated herein by reference).

Exhibit
Number                           Description                               Page
- ------                           -----------                               ----
23.1 Consent of KPMG Peat Marwick LLP with regard to use of its report on MBI's financial statements.

23.2 Consent of Ernst & Young LLP with regard to the use of its report on TCB's financial statements.

23.3        Consent of Jon W. Bilstrom (included in Exhibit 5.1).